As confidentially submitted to the U.S. Securities and Exchange Commission on March 29, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MaxQ AI Ltd.

 (Exact name of registrant as specified in its charter)

Israel	7371	Not Applicable
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

76 Yigal Alon Street, 5th Floor, Tel Aviv, Israel 6706701
+972-3 620 0028

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Eugene Saragnese
Chief Executive Officer
MaxQ AI, Inc.
300 Brickstone Square, Suite 201
Andover, MA 01810
(617) 765-0333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David S. Glatt, Adv. Jonathan M. Nathan, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Road Ramat Gan, Israel 5250608 Tel. +972-3-610-3100 Fax +972-3-610-3111	Mark Selinger, Esq. Gary Emmanuel, Esq. McDermott Will & Emery 340 Madison Avenue New York, NY 10173-1922 Tel. (212) 547-5400 Fax (212) 547-5444	Ralph V. De Martino, Esq. F. Alec Orudjev, Esq. Schiff Hardin LLP 901 K Street NW, Suite 700 Washington, DC 20001 Tel: (202) 724-6848

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares, par value New Israeli Shekel (NIS) 0.01 per share(2)(3)	$	$
Ordinary Shares, par value NIS 0.01 per share, issuable upon automatic conversion of certain convertible notes(4)	$	$
Ordinary Shares, par value NIS 0.01 per share, purchased by certain of the selling shareholders from an existing shareholder(5)	$	$
Representative’s warrants to purchase ordinary shares (6)	$	$
Ordinary shares, par value NIS 0.01 per share, underlying Representative’s warrants (6)(7)	$	$
Total	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the Securities Act).
(2)	Represents ordinary shares of the registrant being offered pursuant to the registrant’s initial public offering.
(3)	Includes the offering price of the ordinary shares that may be sold if the option to purchase additional ordinary shares is exercised by the underwriters in full.
(4)	Represents ordinary shares of the registrant being registered for resale that are issuable upon the conversion of certain convertible notes issued by the registrant to the selling shareholders named in this registration statement, the offering price of which has been estimated solely for the purpose of calculating the registration fee, assuming that the conversion occurs on , 2018.
(5)	Represents ordinary shares of the registrant held by certain of the selling shareholders, the offering price of which has been estimated solely for the purpose of calculating the registration fee.
(6)

We have agreed to issue to the Representative, upon closing of this offering, warrants exercisable for a period of five years from the effective date of this registration statement representing 8% of the aggregate number of ordinary shares issued in this offering. In accordance with Rule 457(g) under the Securities Act, because the Company’s ordinary shares underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(7)

Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have calculated the proposed maximum aggregate offering price of the ordinary shares underlying the underwriter’s warrants by assuming that such warrants are exercisable at a price per share equal to 110% of the price per share sold in this offering.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two forms of prospectus, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering by the registrant of ordinary shares (and an additional ordinary shares which may be sold upon exercise of the underwriters’ option to purchase additional ordinary shares) through the underwriters named on the cover page of the Public Offering Prospectus.

●	Selling Shareholder Prospectus. A prospectus to be used in connection with the potential resale by certain selling shareholders of ordinary shares of the registrant upon the effectiveness of this registration statement.

The Public Offering Prospectus and the Selling Shareholder Prospectus are identical in all material respects except for the following principal points:

●	they contain different front covers;

●	they contain different Tables of Contents;

●	they contain different introductory paragraphs to the Prospectus Summary;

●	a Shares Registered for Resale section is included in the Selling Shareholder Prospectus;

●	they contain different Offering sections;

●	they contain different Use of Proceeds sections;

●	they contain different Shares Eligible for Future Sale sections;

●	a Selling Shareholders section is included in the Selling Shareholder Prospectus;

●	the Underwriting section from the Public Offering Prospectus is deleted from the Selling Shareholder Prospectus and a Plan of Distribution section is inserted in its place;

●	the Legal Matters section in the Selling Shareholder Prospectus deletes the reference to counsel for the underwriters; and

●	they contain different back covers.

The registrant has included in this registration statement, after the financial statements, a set of alternate pages to reflect the foregoing differences between the Selling Shareholder Prospectus and the Public Offering Prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2018

                         SHARES

Ordinary shares

This is our initial public offering. We are offering          of our ordinary shares, par value NIS (or New Israeli Shekel) 0.01 per share. We currently estimate that the initial public offering price will be between $     and $     per share. Prior to this offering, no public market has existed for our ordinary shares. We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “MQAI.” We will not consummate this offering unless that listing is approved.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	Represents underwriting discount and commissions of 8.0% per share (or $[●] per share). In addition, we agreed to pay a non-accountable expense allowance to the underwriters of 1.0% of the gross proceeds received in this offering and to reimburse the underwriters for other out-of-pocket expenses relating to this offering. See “Underwriting” beginning on page 105.

(2)	We estimate the total expenses of this offering payable by us, excluding the underwriting discounts and commissions, will be approximately $ .

The underwriters may also exercise their option to purchase up to      additional shares from us at the public offering price, less the underwriting discount, for 45 days after the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $ and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $       .

The underwriters will also receive warrants to purchase a number of ordinary shares equal to 8 % of the ordinary shares sold in connection with this offering, exercisable at a per share price equal to 110% of the offering price per share sold in connection with this offering.

Simultaneously with this offering, we are registering                 ordinary shares for resale by the selling shareholders. Those shareholders will be offering those shares only if our ordinary shares are approved for listing on the NASDAQ Capital Market, and, if so approved, the ordinary shares being offered by the selling shareholders will also be listed and traded on the NASDAQ Capital Market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares on or about                 , 2018

ViewTrade Securities, Inc.

The date of this prospectus is                  , 2018.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. When you make a decision about whether to invest in our ordinary shares, you should not rely upon any information other than the information in this prospectus or in any free writing prospectus that we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our ordinary shares means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and the financial statements and related notes appearing at the end of this prospectus before making an investment decision.

This prospectus is one of two prospectuses included in our registration statement on Form S-1. This prospectus is to be used for our initial public offering of        ordinary shares (and an additional        ordinary shares which may be sold upon exercise of the underwriters’ option to purchase additional ordinary shares) through the underwriters named on the cover page of that prospectus. We refer to this prospectus as the Public Offering Prospectus. The other prospectus will be used in connection with the potential resale by certain selling shareholders of ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part. We refer to that prospectus as the Selling Shareholder Prospectus.

Unless the context provides otherwise, all references in this prospectus to “MaxQ AI,” “we,” “us,” “our,” “our company,” the “Company,” or similar terms, refer to MaxQ AI Ltd. and its wholly-owned subsidiary on a consolidated basis.

Overview

Company Overview

We are a clinical stage artificial intelligence, or AI, company specializing in improving diagnostic accuracy through deep learning technology, an advanced form of AI. Our AI platform and AI-based decision making support tools are designed to interpret and analyze a broad range of patient data concurrently with 3D medical images. Our goal is to provide physicians with tools to achieve a better differential diagnosis, which we believe will ultimately improve patient outcomes and significantly decrease the total cost of care.

The global model diagnostics market is driven in large part by solutions that can be applied in acute care settings, as these tools will drive decisions regarding hospital admissions and the associated spend. However, despite advances in medical imaging and other diagnostic tools, misdiagnosis remains a common occurrence, and payors in the U.S. and other healthcare systems are increasingly refusing to pay for the cost of care that is the result of misdiagnosis.1 We believe that improved diagnoses and outcomes are achievable through the adoption of AI-based decision making tools.

Our initial focus is on the development of diagnostic solutions for the emergency room and acute care space utilizing our proprietary AI platform. The platform is designed to interpret and analyze medical images concurrently and in conjunction with other patient data, such as age, co-morbidities, medical history, genomic information and laboratory test results to provide decision making support for the attending physician. Using deep learning technology, the platform is capable of continuous learning which improves its performance with increased use and physician feedback. The result will provide the physician with an assessment of the patient for use in guiding diagnosis and care.

Our initial family of products, Accipio, utilizes machine vision and deep learning technologies to create software tools that help physicians identify or rule out intracranial hemorrhage, or ICH, typically caused by stroke or head trauma. Accipio analyzes non-contrast head computer tomography, or CT, images using algorithms which identify and annotate potential regions of interest, or ROI, consistent with acute ICH. If approved, we believe this technology to be first of its kind software to be used for diagnostic and decision making support in identifying ICH.

To date, we have not generated any revenues. We currently have no products approved for commercial sale by regulatory authorities and will not be able to generate revenues until we obtain those approvals. We have experienced net losses since our inception and had a net loss of $9.2 million in 2017. Our auditors have expressed doubt about our ability to continue as a going concern unless we are able to raise equity or debt financing.

Accipio is designed to be easily integrated with most existing medical imaging workflow platforms and to be used with many existing standards-based medical imaging technologies, including CT, magnetic resonance imaging, or MRI, and ultrasound. The Accipio family of products includes the following suite of diagnostic software solutions:

●	Accipio Dx is a high-accuracy diagnostic utility intended to support physicians in identifying or ruling out ICH in acute settings, supplementing the standard clinical tools available to the treating physician;

1

(A)	L Berlin. Radiologic errors, past, present and future. L Berlin. Diagnosis, 2014; 1(1): 79–84
(B)	S Burwell. Setting Value-Based Payment Goals — HHS Efforts to Improve U.S. Health Care. N Engl J Med 2015; 372:897-899

●	Accipio Ix provides (i) workflow prioritization in the picture archiving and communication systems, or PACS, worklist, (ii) case-level signaling of a potential ICH to a reader and/or (iii) case-level signaling of a potential ICH and ROI location(s) to PACS or a reader; and

●	Accipio Ax creates a duplicate, annotated series of images, as well as a full 3D image rendering of the brain, which supplements the original, unaltered CT scans. Accipio Ax is intended to assist clinicians in interpreting CT examinations of the head by highlighting specific ROIs for identification and further analysis of ICH.

To date, we have entered into agreements with GE Healthcare and IBM Watson Health, two leading radiology original equipment manufacturers, or OEMs, to integrate our products into their radiology software and hardware platforms. The OEMs’ commercial obligations under the agreements commence upon our receiving regulatory approval for the products. In addition, we have entered into an agreement with Samsung Neurologica to collaborate regarding the integration of our applications into portable Samsung Neurologica CereTom® CT scanners used in intensive care units, or ICUs, and mobile stroke units, or MSUs. We believe that by leveraging the existing sales and marketing infrastructure of these channel partners, each of which is a leading medical equipment manufacturer, we will be able to achieve high market penetration and user adoption rates.

We recently received designation under the Expedited Access Pathway, which under the 21st Century Cures Act will be converted to Breakthrough Device Program, or Breakthrough, from the U.S. Food and Drug Administration, or the FDA, for Accipio Dx. The Breakthrough program is intended to reduce the time associated with product development by promoting earlier and more interactive engagement with the FDA staff during the development and review of medical devices. The FDA designated Accipio Dx for Breakthrough based on a proposed indication for use in acute ICH diagnoses. The FDA has stated that it does not intend to grant more than a single Breakthrough designation for a given indication.

We have not submitted any Accipio products for FDA approval, but we intend to do so commencing in the second quarter of 2018. We expect to receive FDA approval for Accipio Ix during the third quarter of 2018, and we expect to receive FDA approval for Accipio Dx as well as Accipio Ax in early 2019.

We also expect to receive CE mark approvals for Accipio Ix in the second quarter of 2018 and for Accipio Dx and Ax in late 2018 or early 2019. There is no assurance that the FDA will clear any Accipio products for sale, or that CE marks will be obtained for any of our products.

Our Competitive Strengths

We believe that our platform will significantly improve patient outcomes through better differential diagnosis and will provide significant value in clinical settings characterized by high medical diagnostic error rates and high economic impact due to direct and indirect costs. We believe that improvement in patient outcomes due to differential diagnosis and treatment, in general, will continue to drive adoption of AI-based diagnostic and decision making support solutions such as ours, and that ultimately such solutions can be part of a new standard of care.

More specifically, we believe that our business benefits from the following competitive strengths:

●	Proprietary AI Platform that Facilitates the Creation of Accurate Algorithms. We have designed our AI platform to be capable of providing accurate assessments through the concurrent processing of complex 3D medical images and related patient data. The platform is designed to handle a wide range of imaging data and multiple forms of structured EMR data, allowing the underlining capabilities of our AI platform to be adapted to any clinical applications that require medical imaging and the related patient data to deliver a differential diagnosis.

●	Breakthrough Device Designation. In January 2018, we were notified that Accipio Dx had received Breakthrough Device Designation under the FDA’s Expedited Access Pathway. The FDA has stated that it does not intend to grant more than a single Breakthrough designation for a given indication. We believe that this presents a substantial barrier to entry that may dissuade our competitors from pursuing the development of devices with indications that would compete directly with Accipio Dx.

●	Access to Market through Commercial Relationships with OEMs. We have signed commercial agreements with leading radiology OEMs, GE Healthcare and IBM Watson Health. We believe that our relationships with leading OEMs gives us a competitive advantage that positions us to capture future market share.

●	Appealing Enterprise Subscription Model Designed to Enhance Product Stickiness. We believe that our “software as a service”, or SaaS, offering based on annual subscriptions is complementary with current market trends in the healthcare industry. Once approved, we anticipate that clinical physicians and managers of healthcare institutions would opt to continue using our products on a commercial basis assuming expected positive user experience, projected improvements in patient outcomes and quality of care, as well as cost savings realization.

●	Easily Integrated into Existing Hardware and Software. Our products are designed to be compatible with current Digital Imaging and Communications in Medicine or DICOM standard compliant devices, including medical imaging scanners, servers, workstations, as well as viewers and PACS and with structured data sources, such as EMR. The integration of our products into existing systems is designed to complement, rather than alter, clinical workflow and to minimize training required for medical personnel.

●	Experienced Management Team. Our team, led by chairman and chief executive officer, Gene Saragnese, has extensive experience in visual and medical software, machine learning, deep learning and algorithms. Mr. Saragnese is a veteran senior executive in the medical imaging industry having served as the chief executive officer of Philips Imaging and in senior positions in GE Healthcare.

●	Access to Large Amounts of Data, Enriched by our Additional Verification. We have secured access to large non-public third-party catalogues of clinical studies, including image data and EMR, covering a diverse patient base and a broad range of medical conditions. Access to such data was secured by data provider agreements with individual institutions, and ethical approvals where required. We enrich training data received from our clinical partners through a verification and annotation process, which is accelerated and optimized via the use of our proprietary purpose-built software. With each new set of training data entered into and processed by the platform, our algorithms improve their accuracy and predictive value.

Our Strategy

Our goal is to improve patient outcomes, reduce transformation of acute conditions into chronic conditions, increase quality of care and ultimately reduce costs of healthcare via the application of machine vision and deep learning technologies in acute care settings. We aim to create software tools that will allow physicians to have concurrent access to a wide range of available patient data, provide diagnostic and decision making support and facilitate a better differential diagnosis and treatment.

Our business strategy includes the following:

●	Leverage Existing and Develop New Relationships with Channel Partners to Achieve Sales and Global Market Penetration. We have entered into commercial distribution agreements with GE Healthcare and IBM Watson Health which are conditional on, and may only commence upon, the receipt of required regulatory approvals. As soon as any such regulatory approval is received with respect to any of our current applications, we plan to proceed to commercial distribution of our products in the relevant geographic market via our channel partners.

●	Integrate Accipio Applications into Channel Partners’ Medical Imaging Equipment and Software Platforms. Our initial product family, Accipio, is designed to be integrated into radiology equipment supporting universal software standards in radiology, including DICOM imaging, and routing and storage in PACS/RIS systems. Our goal is to make our products available in every hospital and urgent care unit either on a scanner, in PACS/RIS or via medical records IT solutions.

●	Continue to Develop Scalable Platform and Continuous Learning Technologies; Move into Adjacent Detection and Decision Making Support Opportunities. We intend to continue to invest in enhancing our software and deep learning capabilities and extending our platform to bring the power of AI processing to a broader range of applications with expanded functionality and capabilities. We believe that our platform will facilitate the development of new applications adjacent to our current product offering by utilizing shared input data, and by reapplying our AI platform, certain machine-trained algorithms and other features. In the future, we expect to develop additional products for the detection, workflow prioritization and decision making support applications for skull and spine fractures.

●	Engage Directly with Healthcare Industry Participants. Once our products are approved, we plan to seek to cooperate with major healthcare providers to facilitate market adoption of our products. We believe that such institutions are well positioned to directly benefit from improvements in patient outcomes and reduction of cost of care associated with the use of our products. We also believe that the marginal cost of our products compared to potential savings makes it economical for healthcare institutions to adopt our products regardless of whether or not additional costs of purchase of these products will be covered by third-party payors, such as government health care programs and commercial insurance companies. Through cooperation with healthcare providers, we aim to develop and prove an economic model of commercial use of our products in a timely manner. Thereafter, we plan to engage with private insurance plans to develop reimbursement programs encouraging the use of our products. We expect that adoption rates of our products will increase if hospitals and other medical institutions are compensated, in full or in part, for additional costs incurred when purchasing our products.

●	Expand to Additional Geographies. The United States and European Union are our initial target markets. We also believe that there is a significant opportunity for our products outside these initial markets. If and when requisite approvals are granted, we expect to expand commercial distribution of our products to include additional geographies.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 11 before making a decision to invest in our ordinary shares. The following is a summary of some of the principal risks we face:

●	We have no FDA or CE approved products and we may not receive approvals on a timely basis, if at all;

●	We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment;

●	We have had a history of losses and we may be unable to generate revenues;

●	We may be unable to generate revenues or establish a subscription-based revenue model;

●	The report of our independent registered public accounting firm on our 2015, 2016 and 2017 audited consolidated financial statements contains an explanatory paragraph regarding our ability to continue as a going concern;

●	We expect to require additional capital to support our business, and this capital might not be available on acceptable terms, if at all;

●	AI in the healthcare market is new and unproven, and it may decline or experience limited growth, which would adversely affect our ability to fully realize the potential of our platform;

●	We currently anticipate generating a significant portion of our revenue from a limited number of key channel partners and the loss of any of our key channel partners may harm our business, results of operations and financial results;

●	Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy;

●	We depend on licenses from third parties for certain technologies that we integrate into our AI platform and for which we pay royalties;

●	We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business;

●	Our success depends largely upon the continued services of our chairman and chief executive;

●	If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate to protect our technology, our competitors could develop and commercialize technology similar to ours, and our competitive position could be harmed;

●	We are subject to costly and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations;

●	Following the closing of this offering, a small number of significant beneficial owners of our shares acting together will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control;

●	We may be a passive foreign investment company which could result in additional taxes for U.S. holders of our ordinary shares; and

●	Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Ordinary Share Issuances Upon the Closing of this Offering

In December 2017, we issued and sold an aggregate of $4.3 million of secured convertible promissory notes, or the December 2017 Notes, to investors in a private placement, or the December 2017 Financing, including a $320,000 convertible note to the placement agent in payment of its placement agent fee, which we refer to as the Palladium Note. We received gross proceeds of $4.0 million, before deducting certain additional fees and expenses that we incurred in connection with the financing. Interest accrues on the December 2017 Notes at the rate of 5% per annum. The December 2017 Notes mature on the one year anniversary of the original issuance date thereof (i.e., December 29, 2018), unless earlier converted into equity or otherwise repaid. The repayment of the December 2017 Notes is subject to acceleration upon the occurrence of certain customary events of default described in the December 2017 Notes and the related security agreements. Under the security agreements and in order to secure its obligations and performance pursuant to the December 2017 Notes, the Company recorded a first priority fixed charge in favor of lenders on the Company’s assets, and a first priority floating charge on the Company’s assets, as they may exist from time to time. As of December 31, 2017, the aggregate outstanding principal amount of the December 2017 Notes, plus all accrued and unpaid interest thereon, was approximately $4.3 million.

The loan agreement under which the December 2017 Notes were issued also contained an option pursuant to which the lender exercising the option could invest additional amounts up to an aggregate of $1.5 million and receive convertible notes, or the 2018 Notes and together with the December 2017 Notes, the Bridge Notes, under the same terms as the December 2017 Notes except that the conversion price per share on the 2018 Notes would be $27.30. This option was exercised in full in March 2018.

The entire outstanding principal amount under the Bridge Notes, together with all accrued and unpaid interest thereon, will automatically convert into our ordinary shares upon the closing of a Qualified Offering, subject to our compliance with all conditions of the qualified offering as set forth in the Bridge Notes. Among other things, a Qualified Offering under the Bridge Notes requires a firm commitment underwritten initial public offering of our ordinary shares not later than June 30, 2018 at a pre-offering valuation of at least $50 million, pursuant to which we raise at least $7 million in gross cash proceeds (not including amounts reflecting converted outstanding indebtedness). The conversion price per share under the Bridge Notes in the event of a Qualified Offering equals the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the Qualified Offering. We expect this offering to constitute a Qualified Offering under the terms of the Bridge Notes, and, therefore, upon the closing of this offering, we will issue an aggregate of            ordinary shares to the investors under the Bridge Notes, based on an assumed initial public offering price of $    , which is the midpoint of the price range set forth on the cover page of this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Outstanding Convertible Notes.” The shares issuable upon conversion of the December 2017 Notes, except for the shares issuable upon conversion of the Palladium Note, are not subject to any lock-up, while the shares issuable upon conversion of the 2018 Notes are subject to a partial lock-up.

Simultaneously with the December 2017 Financing, existing investors converted convertible notes in an aggregate principal amount and accrued interest of approximately $7.0 million into series A preferred shares, par value 0.01 New Israeli Shekel, or NIS, per share, of the Company, which we refer to as the Series A Preferred Shares. We also issued to these investors warrants to purchase Series A Preferred Shares. Immediately prior to the consummation of a Qualified Offering, the Series A Preferred Shares will also be converted into, and the warrants will be exercised for, our ordinary shares as described elsewhere in this prospectus.

Palladium Capital Advisors LLC, or Palladium, served as our placement agent for the December 2017 Financing. We paid Palladium a fee for its placement agent services by issuing to it the Palladium Note. In addition, as a fee for the advisory services that it provided in connection with the December 2017 Financing, we will issue to Palladium, upon the closing of this offering, such number of ordinary shares as equals two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with restricted share units, or RSUs, allocated for our executives) immediately following the closing of this offering (       ordinary shares, assuming that we issue        ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus). These shares, as well as the shares issuable upon the conversion of the Palladium Note, are subject to a lock-up period of 180 days following the closing of this offering.

In addition to the foregoing issuances, immediately prior to the consummation of a Qualified Offering, we will issue an aggregate of 338,537 ordinary shares upon the automatic conversion of 338,537 outstanding series seed preferred shares, par value NIS 0.01 per share, of the Company, or the Series Seed Preferred Shares, and Series A Preferred Shares, under the terms of our existing articles of association. We may also issue up to an aggregate of 110,632 ordinary shares issuable upon the exercise of outstanding warrants to purchase up to 110,632 Series A Preferred Shares that expire upon the consummation of this offering, at an exercise price of $31.40 per share, and the automatic conversion of the preferred shares issuable upon such exercise into ordinary shares under the terms of our existing articles of association.

An aggregate of        ordinary shares (assuming that we issue              ordinary shares in the offering, based on the mid-point of the price range on the cover of this prospectus) are subject to lockup agreements of at least 180 days. See “Shares Eligible for Future Sale — Lock-up Agreements” and in section titled “Underwriting — Lock-up Agreements.” Each of we and the representative of the underwriters, as applicable, may, in our or their sole discretion, and at any time without notice, release all or any portion of the shares subject to the corresponding lock-up agreements.

Sale of our Ordinary Shares by Our Shareholders

In November 2017, we engaged Palladium to serve as a non-exclusive agent in connection with the December 2017 Financing and related transaction. Prior to consummation of the December 2017 Financing, we determined, following discussions with Palladium, to request that certain of our shareholders transfer an aggregate of 107,900 ordinary shares to South Florida Biotech Ventures, LLC (and certain designees) to serve as the initial committed investor in the December 2017 Financing.

As a result of this request, concurrently with the December 2017 Financing, Exigent Capital affiliated entities, which we refer to as Exigent Capital, our largest existing shareholder, entered into a share purchase agreement with South Florida Biotech Ventures, LLC and certain of its third-party designees, pursuant to which Exigent Capital agreed to transfer an aggregate of 107,900 ordinary shares to South Florida Biotech Ventures, LLC and certain of its third-party designees at a nominal purchase price, which shares have been deposited in escrow and will be released concurrently with the closing of this offering. These shares are being registered for resale in the Selling Shareholder Prospectus. One-third of such transferred shares are subject to lock-up agreements, subject to limited exceptions, for a period of 180 days following the closing of this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements under the U.S. proxy rules for holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved (we will still need to obtain any relevant shareholder approvals for executive compensation and such parachute payments to the extent required under the Israeli Companies Law, 5759-1999, or the Companies Law).

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” before the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than the information you might receive from some other public reporting companies in which you hold equity interests.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

Forward Share Split

We expect to effect a forward share split of our ordinary shares at a ratio of        -for-1 prior to or upon the effective date of the registration statement of which this prospectus forms a part. The number of shares subject to issued and outstanding options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. Unless noted otherwise, all information presented in this prospectus assumes that the       -for-1 forward share split of our outstanding ordinary shares, options and warrants has not occurred.

Company Information

We were incorporated on October 2, 2013 as an Israeli limited company. Our principal executive office is located at 76 Yigal Alon Street, 5th Floor, Tel Aviv, Israel 6706701. Our telephone number is +972-3 620 0028. Our website address is www.maxq.ai. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any prospectus supplement.

THE OFFERING

The following summary of the offering contains basic information about the offering and the ordinary shares and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the ordinary shares, please refer to the section of this prospectus entitled “Description of Share Capital.”

Ordinary shares offered by us	ordinary shares.

Over-allotment option	We have granted the underwriters a 45-day option to purchase up to additional ordinary shares from us at the public offering price less underwriting discounts and commissions.

Ordinary shares outstanding after this offering	ordinary shares.

Use of proceeds	We estimate that the net proceeds from our sale of ordinary shares in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

● approximately $ towards clinical trials and additional steps required for obtaining regulatory approvals for our Accipio product family, including approval by the U.S. Food and Drug Administration, or the FDA;

● approximately $ towards developing our own channel support team and encouragement programs for channel partners;

● approximately $ towards continuing our research and clinical development of our future products; and

● the remaining $ (or approximately $ if the underwriters exercise their option to purchase additional ordinary shares in full) will be used for general corporate purposes, including working capital requirements.

For additional information please refer to the section entitled “Use of Proceeds” on page 32 of this prospectus.

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares. In addition, we may incur indebtedness in the future that may restrict our ability to pay dividends. See “Dividend Policy” on page 32.

Representative’s Warrants	Upon the closing of this offering, we will issue to ViewTrade Securities, as the representative of the underwriters, warrants entitling the representative to purchase a number of ordinary shares equal to 8 % of the ordinary shares sold in connection with this offering, exercisable at a per share price equal to 110% of the offering price per share sold in connection with this offering. The warrants will be exercisable for a period of five years commencing one (1) year after the effective date of the registration statement related to this offering.

Lock-up agreements

Our officers, directors and holders of all of 5% of our currently outstanding shares, prior to the offering, have agreed to a “lock-up” period of at least 180 days from the closing of this offering of the shares with respect to the shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for the lock-up period following the closing of this offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative. For additional information, please refer to the section entities “Shares Eligible for Future Sale — Lock-up Agreements” on page 96 of this prospectus.

Risk Factors	See the section entitled “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

NASDAQ Capital Market symbol	We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “MQAI.”

The number of our ordinary shares to be outstanding after this offering is based on 640,644 ordinary shares outstanding, on an as converted basis, as of December 31, 2017. However, it does not include, as of December 31, 2017, the following:

●

109,312 ordinary shares issuable upon the exercise of outstanding share options under our MaxQ AI Ltd. 2015 Share Incentive Plan, or the 2015 Plan, with a weighted average exercise price of $10.90 per share;

●	up to 110,632 ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants will expire upon the closing of this offering;

●	up to an estimated 14,899 ordinary shares issuable at an exercise price per share equal to the par value, upon the exercise of warrants that do not expire upon the closing of this offering;

●	106,105 ordinary shares issuable upon the vesting of 106,105 RSUs granted in December 2017 under the 2015 Plan, which grant becomes effective upon the closing of this offering;

●

the issuance of              ordinary shares to Palladium upon the closing of this offering, representing two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering (              ordinary shares, assuming that we issue          ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus);

●	26,526 ordinary shares underlying RSUs that are reserved for future issuance under the 2015 Plan; and

●	70,110 ordinary shares reserved for future issuance under the 2015 Plan.

In addition, unless otherwise noted, the information in this prospectus assumes:

●	the automatic conversion of approximately $4.3 million principal amount and accrued interest under outstanding December 2017 Notes into ordinary shares (based on a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in this offering, i.e., 85% of $ , which is the midpoint of the price range set forth on the cover page of this prospectus);

●	the automatic conversion of approximately $1.5 million principal amount and accrued interest under outstanding 2018 Notes into ordinary shares (based on a conversion price equal to $27.30, subject to adjustment for share splits and other recapitalization events);

●	the conversion of 338,537 outstanding Series Seed Preferred Shares and Series A Preferred Shares into an equivalent number of ordinary shares under the terms of our existing articles of association, as amended;

●	that the underwriters will not exercise their option to purchase up to an additional ordinary shares in this offering; and

●	the adoption and effectiveness of our amended and restated articles of association, which will occur immediately prior to the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our financial data for the years ended December 31, 2016 and 2017. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 from our audited financial statements appearing elsewhere in this prospectus. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the sections in this prospectus entitled “Capitalization,” “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Years Ended December 31,
	2016	2017
	(in thousands, except per share data)
Statement of Operations Data:
Total operating expenses	$(4,111)	(5,095)
Financial expenses, net	(454)	(4,117)
Net Loss	$(4,565)	$(9,212)
Basic and diluted net loss per share	$23.84	$50.90
Shares used in computation of basic and diluted net loss per share	191,508	180,971

	December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,010	$-	$3,010
Total assets	3,164	-	3,164
Convertible loans	3,856	(3,856)	-
Accumulated deficit	(15,349)	(464)	(16,705)
Total shareholders’ equity (deficiency)	(2,310)	3,856	1,546

The pro forma balance sheet data give effect to the conversion of all of our outstanding preferred shares, convertible notes and exercise of certain preferred share warrants into an aggregate of       ordinary shares upon the closing of this offering.

The pro forma as adjusted balance sheet data give further effect to our issuance and sale of       ordinary shares in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ deficit by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our consolidated financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and share price. Certain statements contained in this section constitute forward-looking statements. See the information included in “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Financial Condition

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

We are a clinical stage artificial intelligence, or AI, company with a limited operating history and no approved products for sale, specializing in improving diagnostic accuracy through deep learning technology, an advanced form of AI. We were founded in October 2013 and launched our AI platform in January 2017. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our inability to plan for future growth. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as risks and uncertainties related to:

●	FDA regulatory approval:

●	market acceptance of our platform and products;

●	reliability and scalability of our platform and products;

●	acceptance of our subscription based SaaS model;

●	adding new channel partners and customers and entering new vertical markets;

●	retention of channel partners and customers;

●	the successful expansion of our business in the area of stroke and trauma and beyond into other diagnostic applications in the acute care space;

●	reliance on channel partners;

●	competition;

●	our ability to control costs, particularly our product development and sales and marketing expenses; and

●	general economic and political conditions.

If we do not address these risks successfully, our business, results of operations and financial condition may be adversely affected.

We have had a history of losses and we may be unable to generate revenues.

We experienced net losses of $9.2 million, $4.6 million and $1.5 million in fiscal years 2017, 2016 and 2015, respectively. As of December 31, 2017, we had an accumulated deficit of approximately $15.3 million. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations, which expenses are expected to continue even after products are available for commercial sales. While we have entered into agreements which potentially provide for revenue, those revenues are predicated upon specific regulatory milestones which we have not yet achieved.

Even if we obtain approval for sale of our products, we may be unable to generate revenues or establish a subscription-based revenue model.

Our business plan assumes that we will receive annual subscription fees from our channel partners as SaaS business. In order for us to generate substantial revenues and establish our SaaS business model, we must achieve the milestones under our agreements and enter into additional distribution or similar agreements. We are currently in the early stages of developing our licensing business, and we may not be able to succeed with respect to these efforts.

Many factors may adversely affect our ability to establish a viable and profitable SaaS business, including but not limited to:

●	Failure to articulate the perceived benefits of our solution, or failure to persuade potential channel partners or customers that such benefits justify the additional cost over competitive solutions or technologies;

●	Failure to develop and offer solutions that satisfy customers’ needs;

●	Introduction of competitive offerings by other companies, including many that are larger, better financed and more well-known than us;

●	Inability to fulfill existing agreements or enter into satisfactory agreements relating to the integration of our platform with products of other companies to pursue particular vertical markets, or the failure of such relationships to achieve their anticipated benefits;

●	Failure to provide adequate channel partners and customer support;

●	Long sales cycles for customers in the acute healthcare markets; and

●	Failure to generate broad customer acceptance of or interest in our solutions.

If we fail to generate revenues and develop a successful SaaS business, our business, results of operations and financial condition will suffer and you may lose all or part of your investment in this offering.

The report of our independent registered public accounting firm on our 2015, 2016 and 2017 audited consolidated financial statements contains an explanatory paragraph regarding our ability to continue as a going concern.

Our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern without additional equity or debt financing. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our audited consolidated financial statements for 2016 and 2017 with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our ordinary shares and make it more difficult for us to obtain financing. If we are unable to obtain sufficient capital in this offering, our business, financial condition, and results of operations will be materially and adversely affected, and we will need to obtain alternative financing or significantly modify our operational plans to continue as a going concern. Further, if we successfully complete and receive the net proceeds from this offering, given our planned expenditures for the next several years, our independent registered public accounting firm may conclude, in connection with the preparation of our financial statements for 2018 or any subsequent period that there continues to be substantial doubt regarding our ability to continue as a going concern. We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We may never achieve profitability.

Because of the numerous risks and uncertainties associated with AI generally and specifically the development and commercialization of AI solutions for acute care clinical use, we are unable to accurately predict the timing or amount of future revenue or expenses or when, or if, we will be able to achieve profitability. We have financed our operations primarily through convertible loans and the issuance and sale of equity, including ordinary shares, preferred shares and warrants. The size of our future net losses will depend, in part, on the rate of growth or contraction of our expenses and the level and rate of growth, if any, of our revenues. We expect to continue to expend substantial financial and other resources on, among other things:

●	investments to expand and enhance our platform and technology infrastructure, make improvements to the scalability, availability and security of our platform, and develop new products;

●	acquiring non-public third-party medical imaging and related electronic medical records, or EMR, data that are used as training data for our platform and enriching that data through a verification and annotation process;

●	sales and marketing, including expanding our indirect sales organization and marketing programs, and expanding our programs directed at increasing our brand awareness among current and new customers;

●	planning and conducting clinical trials to obtain regulatory approval for the commercialization of our products;

●	expansion of our operations and infrastructure, both domestically and internationally; and

●	general administration, including legal, accounting and other expenses related to being a public company.

If we are unable to successfully commercialize our products or if revenue from any of our products that receives marketing approval is insufficient, we will not achieve profitability. Furthermore, even if we successfully commercialize our products, our planned investments may not result in increased revenue or growth of our business. We may not be able to generate net revenues sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern.

Our quarterly results may fluctuate significantly and period-to-period comparisons of our results may not be meaningful.

Our quarterly results, including the levels of future revenue, if any, our operating expenses and other costs, and our operating margins, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. This may be especially true to the extent that we do not successfully establish our SaaS business model. Accordingly, the results of any one period should not be relied upon as an indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly results include, but are not limited to:

●	the timing of regulatory approvals for our products;

●	our ability to successfully establish our SaaS business model;

●	our ability to attract and retain our existing channel partners, customers and to expand our business;

●	enacted or pending legislation effecting the healthcare industry;

●	changes in our pricing policies or those of our competitors;

●	the impact of the relatively long sales cycle that is typical of customers in our current industry vertical, which are large hospitals and healthcare delivery organizations;

●	the timing of our recognition of revenue and the mix of our revenues during the period;

●	the amount and timing of operating expenses and other costs related to the maintenance and expansion of our business, infrastructure and operations;

●	the amount and timing of operating expenses and other costs related to the development or acquisition of businesses, services, technologies or intellectual property rights;

●	the timing and impact of security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

●	the timing and costs associated with legal or regulatory actions;

●	changes in the competitive dynamics of our industry, including consolidation among competitors, channel partners or customers;

●	loss of our executive officers or other key employees;

●	industry conditions and trends that are specific to the vertical markets in which we sell or intend to sell our SaaS solutions;

●	disruptions of or interference with our channel partners’ services; and

●	general economic and market conditions.

Fluctuations in quarterly results may negatively impact the value of our ordinary shares, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results fall below the expectations of investors or any securities analysts who follow our shares, or below any guidance we may provide, the price of our ordinary shares could decline substantially.

We expect to require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we expect to seek additional funds to develop new products and cover the cost of the clinical trials in respect of those products, and enhance our platform, expand our operations, including our sales and marketing organizations and our presence outside of the United States. Accordingly, we expect to engage in equity and/or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we may secure in the future could involve debt service obligations and restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results, and most of our future revenues will be recorded, in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are (or will be, as appropriate) incurred in NIS. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the NIS appreciates against the U.S. dollar or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar. The Israeli annual rate of deflation amounted to 0.2% and 1.0% for the years ended December 31, 2017 and 2016, respectively. The annual appreciation (devaluation) of the NIS in relation to the U.S. dollar amounted to 9.8% and (1.5%) for the years ended December 31, 2017 and 2016, respectively.

From time to time we may engage in currency hedging activities. Those measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and the New Israeli Shekel, and may result in a financial loss.

Risks Related to Our Business and Industry

AI in the healthcare market is new and unproven, and it may decline or experience limited growth, which would adversely affect our ability to fully realize the potential of our platform.

AI in the healthcare market is relatively new, and evaluating the size and scope of the market is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth of this market. The utilization of an AI-based software platform by physicians for high-impact diagnostic and decision- making support is still relatively new, and physicians may not recognize the need for, or benefits of, our platform. This may prompt them to reject or cease use of our platform or decide to adopt alternative products and services to satisfy their requirements Even if this market does grow, our ability to expand our business and extend our market position depends upon a number of factors, including the cost, performance and perceived value of our platform and the applications we develop for it. The perceived value of our platform and the applications we develop for it may be a function of estimated cost savings by healthcare providers using our platform, which may be difficult to accurately predict. Market opportunity and cost saving estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for our solutions in each of the vertical markets we are competing in, or are planning to compete in, is particularly difficult due to a number of factors, including limited available information and rapid evolution of the market. The market for our platform and the applications we develop for it may fail to grow significantly or be unable to meet the level of growth we expect. As a result of these and other factors, we may experience lower-than-expected demand for our products and services due to lack of channel partner, hospital and/or physician acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth, or if demand for our platform does not increase in line with our projections, then our business, results of operations and financial condition will be adversely affected.

We currently anticipate generating a significant portion of our revenue from a limited number of key channel partners and to the extent such no such revenue materializes, our business, results of operations and financial results will be materially harmed.

We currently expect to depend heavily on any future revenues generated through a limited number of channel partners. Our base of existing channel partners with whom we have entered into agreements consists of GE Healthcare and IBM Watson Health, and we intend to pursue commercial agreements with other major medical equipment manufacturers. If these partners are not satisfied with our products, they may not continue using our platform and the applications we develop for it or enter into new contracts with us. Further, if these partners do not dedicate sufficient time to the commercialization of our AI-based products or otherwise fail to comply with their obligations under our agreements with them, then this may have an adverse effect on our business and prospects. These partners are not obligated to deal with us exclusively and therefore may sell competing products or solutions. As a result, these partners may give higher priority to products or services of our competitors, thereby reducing their efforts in commercialization of our AI-based products. While our agreements with GE Healthcare and IBM Watson Health are for initial terms of five years, respectively, they may be terminated under specified circumstances. The termination of any such agreement or the failure of one of such partners to extend its relationship with us after the term of an agreement with it expires, could harm our brand and reputation. A significant decline in any future revenue stream from these key channel partners would have a material adverse effect on our business, results of operations and financial condition.

If we are not able to develop a strong brand for our platform and the applications we develop for it and increase market awareness of our company and our platform and the applications we develop for it, then our business, results of operations and financial condition may be adversely affected.

We believe that the success of our platform and the applications we develop for it will depend in part on our ability to develop a strong brand identity for our company and products, and to increase the market awareness of our platform and its capabilities. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to offer high quality AI applications on our platform and ensure that our technology provides the expected benefits to our customers. We also believe that it is important for us to be perceived as leaders in the AI-based medical computing market. Our brand promotion and thought leadership activities may not be successful or produce increased revenue. In addition, independent industry analysts may provide reviews of our platform and of competing products and services, which may significantly influence the perception of our platform in the marketplace. If these reviews are negative or not as positive as reviews of our competitors’ products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or in revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We expect that our ability to generate revenues and achieve profitability will require substantial growth in our business, which will put a strain on our management and financial resources. To manage this and our anticipated future growth effectively, including as we expand into new clinical areas and geographic regions, we must continue to maintain and enhance our platform and information technology infrastructure, as well as our financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software developers and engineers, technical and management personnel, sales and marketing personnel and customer and channel partner support personnel. Failure to effectively manage our rapid growth could lead us to over-invest or under-invest in development and operations, result in weaknesses in our platform, systems or controls, give rise to operational mistakes, losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or grow more slowly than expected, and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract channel partners or customers.

If we are not able to enhance or introduce new applications for our AI platform or other new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new channel partners and customers and increase revenue from existing channel partners and customers depends in part on our ability to enhance and improve our applications for our AI software platform, increase adoption and usage of our products and introduce new products and features for clinical decision support in acute care settings. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, regulatory approvals and overall market acceptance and demand. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties with our platform, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully enhance our existing platform and capabilities to meet evolving customer requirements, increase adoption and usage of our platform, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

We depend on licenses from third parties for certain technologies that we integrate into our AI platform and for which we pay royalties.

We integrate certain technologies developed and owned by third parties into our products, and rely upon licenses from those third parties in order to use their technologies. The licensed components of our AI platform include software solutions provided by Imagu Vision Technologies Ltd. that provides machine vision functionality, and image registration software from Mirada Medical Ltd., or Mirada Medical, that is used in the development and calculation of feature attributes in the machine learning and AI process. Under these license agreements, we are obligated to pay royalties on revenues generated by our products that incorporate the third-party technology. If we are unable to maintain our contractual relationships with the third party licensors on which we depend, we may not be able to find replacement compatible technology to integrate into our products on a timely basis or on similar economic terms. Also, as our platform becomes more complex, we may not be able to integrate the software we license, or technology of other third parties that we may seek to integrate, in a seamless or timely manner due to a number of factors, including incompatible software applications, lack of cooperation from developers, insufficient internal technical resources, and the inability to secure the necessary licenses or legal authorizations required. In any such case, our business, results of operations and financial condition may be materially adversely affected.

Our AI Platform deploys on our channel partners’ infrastructure and we are therefore dependent on our channel partners’ infrastructure and the associated security, continuity and recovery structures in place. Any disruption of or interference with our channel partners’ services would adversely affect our business operations.

Our software solutions are designed to be deployed through our channel partners’ hardware and network infrastructure, regardless of whether the architecture is cloud-based or on premises. We are therefore dependent on our channel partners’ infrastructure including for our storage needs, including for all continuity, recovery and security needs. Given that our solutions are designed to be used in acute medical care settings, our success depends in part on the ability of users to access our platform at any time and within an acceptable amount of time. Users of our solutions may experience disruptions, outages and other performance problems due to a variety of problems with our platform or our channel partners’ infrastructure, including infrastructure changes, introductions of new applications and functionality, software errors and defects, capacity constraints due to an increasing number of users accessing our platform simultaneously, or security related incidents. In addition, from time to time we may experience limited periods of server downtime due to server failure or other technical difficulties (as well as maintenance requirements). Because we also incorporate diverse software and hosted services from many third-party vendors, we may encounter difficulties and delays in integrating and synthesizing these applications and programs, which may cause downtimes or other performance problems. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. In addition, if our channel partners’ security is compromised, our platform is unavailable to our customers, or our customers are unable to use our platform within a reasonable amount of time or at all, then our business, results of operations and financial condition could be materially adversely affected. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time or at all, our business would be adversely affected and our brand could be harmed. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, channel partners, hospitals and/or physicians may cease to use our platform and our business and operating results may be adversely affected.

The security of our platform and the applications we develop for it, networks or computer systems may be breached, which could have an adverse effect on our business and reputation.

Our platform and the applications we develop for it may be subject to computer malware, viruses and computer hacking, all of which have become more prevalent in our industry. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, they may include the theft or destruction of data owned by us or our customers, and/or damage to our platform. Any failure to maintain the performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new users.

While we have implemented procedures and safeguards that are designed to prevent security breaches and cyber-attacks, they may not be able to protect against all attempts to breach our systems, and we may not become aware in a timely manner of any such security breach. Unauthorized access to or security breaches of our platform, network or computer systems or those of our technology service providers, could result in the loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, civil and criminal penalties for violation of applicable laws, regulations or contractual obligations, and significant costs, fees and other monetary payments for remediation. If customers believe that our platform does not provide adequate security for the storage or transmission of critical information, our business will be harmed.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

Our business model contemplates that the users of our products will process and transmit patients’ medical data. End users of our products may transmit a significant amount of personal or identifying information through our platform, which may be transmitted inappropriately and therefore be revealed to unauthorized third parties. In addition, the health and research institutions which provide us with data for purposes of training our algorithms may inadvertently fail to de-identify data (when regulated) prior to sending it to us which then places on us the responsibility of handling that sensitive information in accordance with applicable law. In addition, there may be additional agreements for use of data in connection with the research and development of our products. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our software solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals, and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our end users, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our end users’ ability or desire to collect, use and process personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Furthermore, privacy and data security concerns may cause our end users or their employees and other industry participants to resist providing the personal information necessary to allow our customers to use our applications effectively. Any of these outcomes could adversely affect our business and operating results.

Furthermore, our business requires continued access to non-public third-party medical imaging and related EMR data that are used as training data for our platform and to develop applications for it. If end-users refuse or limit our access to relevant information on grounds of privacy it will inhibit our ability to continue to improve our platform and the applications we develop for it and thereby could adversely affect our business, operating results and competitiveness. In the event that regulated data is used or disclosed inappropriately, we have an obligation to notify regulators and/or impacted individuals and may incur breach notification related costs.

If we are not able to compete effectively, our business and operating results will be harmed.

The market for AI based healthcare systems for clinical decision support is in its early stages of development, but competition in the market has grown rapidly and includes various large, well-capitalized technology companies as well as early stage entrants. Although our initial focus is on the development of intracranial hemorrhage, or ICH, diagnostic solutions for the emergency room and acute care space, we expect to face increased competition in both this market and other markets where we may expand our platform application.

Our competitors may have better brand name recognition, greater financial and engineering resources and larger sales teams than we have. As a result, these competitors may be able to develop and introduce competing solutions and technologies that may have greater capabilities than ours or that are able to achieve greater acceptance, and they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or requirements. We expect that competition will increase and intensify as we continue to expand our serviceable markets and improve our platform and services. Increased competition may result in pricing pressures and require us to incur additional sales and marketing expenses, which could negatively impact our sales, ability and market share.

Any failure to properly train our channel partners concerning the proper use of our products may adversely affect our ability to successfully deploy our products and could ultimately harm our reputation and results of operations.

Our ability to retain existing channel partners and end users, and attract new channel partners and end users, depends in part on our ability to properly train our channel partners and ensure that they maintain a consistently high level of customer service and technical support. End users may depend on service support teams of our channel partners to assist them in utilizing our platform effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to ensure (whether contractually or practically) that our channel partners hire and train sufficient support resources, or if our channel partners are otherwise unsuccessful in assisting end users effectively, it could adversely affect our ability to retain existing channel partners and end users, and could cause prospective end users to refrain from adopting our platform. Our channel partners may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our training and support to our channel partners to compete with changes in the support services provided by our competitors. Increased demand for such support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from end users. Any failure of ours to properly train our channel partners, or if our channel partners fail to maintain high-quality customer support to end users, or even a market perception that our solutions are not backed by high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our chairman and chief executive officer, Eugene (Gene) Saragnese, and our other executive officers. We rely on our leadership team in the areas of strategy and implementation, research and development, operations, regulatory, security, marketing, sales, support and general and administrative functions. As of January 31, 2018, we employed 18 people and knowledge of our AI platform, products and clinical trials is concentrated among a small number of individuals. Members of our executive team as well as key clinical, scientific and technical personnel may resign at any time and there can be no assurance that we will be able to continue to retain such personnel. Further, we currently do not maintain key-man insurance on Mr. Saragnese. If we cannot recruit suitable replacements in a timely manner, our business and operations will be adversely impacted and our relationships with our key customers will be disrupted.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, engineering, data science, sales and other personnel with experience in our industry, especially in Israel, where our research and development and a substantial part of our executive activities are located. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information.

Volatility in, or lack of performance of, our share price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial number of ordinary shares or options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our ordinary shares. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.

We may pursue the acquisition of other companies, businesses or technologies, which could be expensive, divert our management’s attention and/or fail to achieve the expected benefits.

As part of our growth strategy, we may acquire businesses, services, technologies or intellectual property rights that we believe could complement, expand or enhance the features and functionality of our platform and our technical capabilities, broaden our service offerings or offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are consummated. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results and financial condition. In addition, we may experience difficulties in integrating the acquired personnel, operations and/or technologies successfully or effectively managing the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business and may incur unanticipated costs and liabilities in connection with any such acquisitions. If any of these results occurs, our business and financial results could be adversely affected.

If our business model changes to depend on commercial third-party payors or government payors, and those payors fail to provide coverage or adequate reimbursement for the services in which our products are used, our revenue and prospects for profitability would be harmed.

Our current go-to-market strategy does not contemplate or rely upon governmental or third party payor reimbursement. We may in the future seek reimbursement for our products as a means to expand the adoption of products and broaden our customer base. To the extent that we adopt a market strategy which is in whole or in part reliant on third party reimbursement, commercial sales of our products will depend in part on the availability of reimbursement from such third-party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved devices.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate to protect our technology, our competitors could develop and commercialize technology similar to ours, and our competitive position could be harmed.

We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, channel partners and others to maintain our competitive position. In particular, our success depends, in part, on our ability to maintain patent protection for our products, technologies and inventions, maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our proprietary rights. Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. Moreover, other parties may independently develop similar or competing technology, methods, know-how or design around any patents that may be issued to or held by us. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. We cannot assure you that our existing or any future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around any patent(s) granted to us, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use.

Any such activities by our competitors that circumvent our intellectual property protection could subvert our competitive advantage and have an adverse effect on our results of operations.

Furthermore, filing, prosecuting, maintaining and defending patents on our solutions in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Also, it may not be possible to effectively enforce intellectual property rights in some foreign countries at all or to the same extent as in the United States and other countries. Consequently, we may be unable to prevent third parties from using our inventions in all countries, or from selling or importing products made using our inventions in the jurisdictions in which we do not have (or are unable to effectively enforce) patent protection. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop, market or otherwise commercialize their own products, and we may be unable to prevent those competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong as in the United States.

We may be sued by third parties for alleged infringement of their proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is often litigation between competing companies relying on their respective technologies based on allegations of infringement or other violations of intellectual property rights. Our future success depends, in part, on not infringing the intellectual property rights of others. We have received, and in the future we may receive, claims from third parties, including our competitors, alleging that our platform and the applications we develop for it and underlying technology infringe or violate such third party’s intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any such claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering some portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or channel partners in connection with any such litigation and to obtain licenses or modify our platform, which could further exhaust our resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, results of operations and financial condition. Litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations and financial condition. In addition, litigation can involve significant management time and attention and be expensive, regardless of the outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of our ordinary shares may decline.

We may become involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

If we attempt enforcement of our patents or other intellectual property rights, we may be subject or party to claims, negotiations or complex, protracted litigation. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our solutions or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our solutions may infringe. If any of our solutions infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on its alleged infringement, we could be prevented from selling our solutions unless we can obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or redesign our solutions to avoid infringement. Additionally, we may face liability to our channel partners or other third parties for indemnification or other remedies in the event they are sued for infringement in connection with their use of our solutions.

Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. Such litigation, regardless of its success, could seriously harm our reputation with our channel partners, business partners and patients and in the industry at large. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources. Any of the foregoing could adversely affect our operating results.

We may be subject to claims asserting that our employees, consultants, independent contractors and advisors have wrongfully used or disclosed confidential information and/or alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, independent contractors and advisors were previously employed at other companies, including our potential competitors. We could in the future be subject to claims that these employees and others, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our solutions would have a material adverse effect on our business, and may prevent us from distributing our solutions. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential solutions, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

Risks Related to Regulatory Matters

We are subject to costly and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our AI applications, including software solutions that contain algorithms or AI, are subject to regulation by numerous government agencies, including the FDA and comparable agencies outside the United States. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our products. Congress recently passed the 21st Century Cures Act, or the Cures Act, which amended certain provisions of the Federal Food Drug and Cosmetic Act, or the FFDCA, related to medical devices and software. The Cures Act amended the definition of “medical device” to exclude several types of software and digital health solutions from the FDA’s medical device requirements and to ease the path to market for novel devices and products. The FDA has interpreted this law to exclude from regulation certain clinical decision support, or CDS, tools that are intended to aid in diagnosis, treatment or health management. However, the FDA intends to regulate other categories of CDS, software, algorithms and AI tools depending on the functions and intended use of those products. Recent changes to FDA regulations and advances in AI have also generated compliance uncertainty across a variety of industry and settings, including about which legal and regulatory frameworks should apply to current and future iterations. However, the FDA currently regulates CDS and software-based devices and tools that analyze medical and diagnostic images for patient treatment or diagnosis. Further, the FDA regulates Picture Archiving and Communications Systems, or PACS, or those devices that “provide one or more capabilities relating to the acceptance, transfer, display, storage, and digital processing of medical images” and whose software components may “provide functions for performing operations related to image manipulation, enhancement, compression or quantification” under 21 C.F.R. § 892.2050(a). PACS must obtain a 510(k) before commercialization in the United States. The FDA is concerned with the accuracy of alterations, modifications, measurements, or analysis to or of images that could affect the accuracy of treatment and diagnosis decisions made using such data.

We cannot guarantee that we will be able to obtain or maintain marketing clearance for our new medical device products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance for new products or functions could have a material adverse effect on our business, results of operations, financial conditions and cash flows. Even if we are able to obtain such approval or clearance, it may:

●	take a significant amount of time;

●	require the expenditure of substantial resources;

●	involve stringent clinical and pre-clinical testing, as well as increased post-market compliance requirements and surveillance;

●	involve modifications, repairs, or replacements of our products; and

●	result in limitations on the proposed uses and marketing of our products.

Further, if the FDA or other applicable regulatory authorities approve or clear a similar product that competes with our AI applications, it could decrease our expected sales. Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. Many of our facilities and procedures and those of our suppliers are also subject to periodic inspections by the FDA to determine compliance with the FDA’s requirements, including primarily the quality system regulations and medical device reporting regulations. The results of these inspections can include inspectional observations on FDA’s Form-483, warning letters, or other forms of enforcement. Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and increasing inspections of manufacturing facilities. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could prohibit us from marketing such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of non-U.S. governments for exports, or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis, or enjoin or restrain certain conduct resulting in violations of applicable law. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations.

Our ability to generate product revenue is dependent on the success of our application of our AI applications and other products for human therapeutic use, specifically the diagnosis of stroke and head trauma. We are in the early stage of developing our products. FDA clearance may require significant additional discovery efforts, preclinical testing and studies, as well as applicable regulatory guidance for preclinical and clinical studies from the FDA and other regulatory authorities before we can seek regulatory clearance and begin commercial sales of any potential products. The design and execution of clinical trials to support FDA clearance of our AI Application is subject to substantial risk and uncertainty. Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, or if they terminate their agreement with us, we may not be able to obtain regulatory clearance for or commercialize our products.

The regulatory clearance processes of the FDA are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory clearance for our products, our business will be substantially harmed.

In addition, the marketing license for any product is limited by the FDA to those specific indications and conditions for which clinical safety and efficacy have been demonstrated. The FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling. The U.S. government has initiated a number of enforcement actions against manufacturers that promote products for “off-label” uses, including actions alleging that federal health care program reimbursement of products promoted for “off-label” uses (or services in which such products are utilized) constitute false and fraudulent claims to the government. The failure to comply with “off-label” promotion restrictions can result in significant civil or criminal exposure, administrative obligations and costs, or other potential penalties from, or agreements with, the federal government. Further, clinical practice guidelines and recommendations published by various organizations could have significant influence on the use of our AI applications.

We will face extensive FDA and foreign regulatory requirements and may face future regulatory difficulties.

The FDA and other regulatory authorities require that our devices be manufactured in compliance with Quality System Regulations, or QSR, and similar standards in foreign markets where we intend to sell our products. Any failure by us or our third-party manufacturers to comply with QSR or failure to scale up manufacturing processes as needed, including any failure to deliver sufficient quantities of products in a timely manner, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, such failure could be the basis for action by the FDA to withdraw clearance for products previously granted to us and for other regulatory action. Compliance with quality standards is further complicated by the fact that the FDA’s guidance and expectations for software quality systems is evolving. Thus, changes to current product standards, guidance and regulations may impact the timeline and resources required to develop our product.

Our industry is experiencing greater scrutiny and regulation by governmental authorities, which may lead to greater regulation in the future.

Our medical devices and technologies and our business activities are subject to a complex regime of regulations and enforcement environment, including regulations promulgated by the FDA, U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services, and numerous other federal, state, and non-U.S. governmental authorities. In addition, certain state governments and the federal government have enacted legislation aimed at increasing transparency of our interactions with health care providers. As a result, if our devices and solutions (or the procedures in which they are used) are reimbursed by Federal Healthcare programs such as Medicare or Medicaid, we are required by law to disclose payments and other transfers of value to health care providers licensed by certain states and to all U.S. physicians and U.S. teaching hospitals at the federal level. Any failure to comply with these legal and regulatory requirements could impact our business. In addition, we will continue to devote substantial additional time and financial resources to further develop and implement policies, systems, and processes to comply with enhanced legal and regulatory requirements, which may also impact our business. We anticipate that governmental authorities will continue to scrutinize our industry closely, and that additional regulation may increase compliance and legal costs, exposure to litigation, and other adverse effects to our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our AI applications and any other products that we may develop.

Because our initial product family upon approval will be used, and we intend to initially focus our future product development efforts, in acute care settings, where real-time decisions are challenging and critical to delivering differentiated care and preventing patients, product malfunctions in this context create heightened risk of product liability lawsuits. A product liability or professional liability claim could result in substantial financial and reputational damages and be costly and time-consuming for us to defend.

Although we maintain liability insurance, including for errors and omissions, we cannot assure you that our insurance would fully protect us from the financial impact of defending against these types of claims or any judgments, fines or settlement costs arising out of any such claims. Any liability claim, including an errors and omissions liability claim, brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could cause injury to our reputation or cause us to suspend sales of our software solutions. The occurrence of any of these events could have an adverse effect on our business, reputation and results of operations.

If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.

We are subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established uniform federal standards for “covered entities,” which include certain healthcare providers, healthcare clearinghouses, and health plans, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information, or PHI. The Health Information Technology for Economic and Clinical Health Act, or HITECH Act, which became effective on February 17, 2010, makes HIPAA’s security standards directly applicable to “business associates,” which are independent contractors or agents of covered entities that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and certain other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA’s requirements and seek attorney’s fees and costs associated with pursuing federal civil actions.

A portion of the data that we obtain and handle for or on behalf of certain of our clients is considered PHI, subject to HIPAA. We are also required to maintain similar business associate agreements with our subcontractors that have access to PHI of our customers in rendering services to us or on our behalf. Under HIPAA and our contractual agreements with our HIPAA-covered entity health plan customers, we are considered a “business associate” to those customers, and are required to maintain the privacy and security of PHI in accordance with HIPAA and the terms of our business associate agreements with our clients, including by implementing HIPAA-required administrative, technical and physical safeguards. We have incurred, and will continue to incur, significant costs to establish and maintain these safeguards and, if additional safeguards are required to comply with HIPAA regulations or our clients’ requirements, our costs could increase further, which would negatively affect our operating results. Furthermore, we cannot guarantee that such safeguards have been and will continue to be adequate. If we have failed, or fail in the future, to maintain adequate safeguards, or we or our agents or subcontractors use or disclose PHI in a manner prohibited or not permitted by HIPAA, our subcontractor business associate agreements, or our business associate agreements with our customers, or if the privacy or security of PHI that we obtain and handle is otherwise compromised, we could be subject to significant liabilities and consequences, including, without limitation:

●	breach of our contractual obligations to clients, which may cause our clients to terminate their relationship with us and may result in potentially significant financial obligations to our clients;

●

investigation by the federal and state regulatory authorities empowered to enforce HIPAA and other data privacy and security laws, which include the U.S. Department of Health and Human Services the Federal Trade Commission and state attorneys general, and the possible imposition of civil and criminal penalties;

●	private litigation by individuals adversely affected by any misuse of their personal health information for which we are responsible and/or breach notification related costs; and

●	negative publicity, which may decrease the willingness of potential future customers to work with us and negatively affect our sales and operating results.

Further, we publish statements to end users of our services that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, damage to our reputation and costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, maintenance, transmission and other disclosures of health information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of off-shore partners for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

Breakthrough Device Program designation by the FDA does not guarantee clearance or approval and may not actually lead to a faster development or regulatory review or approval process.

In January 2018, the FDA notified us that Accipio Dx has been designated under the FDA’s Expedited Access Pathway, which under the 21st Century Cures Act will be converted to Breakthrough Device Program, or Breakthrough. The Breakthrough program is intended to reduce the time associated with product development by promoting earlier and more interactive engagement with the FDA staff during development and review of medical devices. The FDA designated Accipio Dx for Breakthrough based on a proposed indication for use in acute ICH diagnoses.

There is no assurance we will receive similar designations for any of our future products. Further, even though we have received Breakthrough designation for Accipio Dx, we may not experience a faster development process, review or approval compared to conventional FDA procedures, or may not receive approval at all. The FDA may withdraw Breakthrough designation for Accipio Dx if it believes that such designation is no longer supported by data from our clinical development program.

If we fail to comply with federal and state healthcare laws and regulations, including those governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

We may be subject to certain federal and state laws and regulations designed to protect patients, governmental healthcare programs, and private health plans from fraudulent and abusive activities. These laws include anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims. These laws are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. From time to time in the future, we may receive inquiries or subpoenas to produce documents in connection with such activities. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted to these efforts. If we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Provisions in Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in cash or in kind, in return for or to induce either the referral of an individual or arranging for the referral of an individual for items or services for which payment may be made in whole or in part by a federal health care program, or the purchasing, leasing, ordering, or arranging for or recommending the purchasing, leasing, or ordering of items, services, goods, or facilities for which payment may be made, in whole or in part, by a federal healthcare program, including but not limited to Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We attempt to scrutinize our business relationships and activities to comply with the federal Anti-Kickback Statute and similar laws and we generally attempt to structure our sales and group purchasing arrangements in a manner that is consistent with the requirements of applicable safe harbors to these laws. We cannot assure you, however, that our arrangements will be protected by such safe harbors or that such increased enforcement activities will not directly or indirectly have an adverse effect on our business, financial condition or results of operations. Any determination by a state or federal agency that any of our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, could require us to change or terminate some portions of operations or business, could disqualify us from providing services to healthcare providers doing business with government programs and, thus, could have an adverse effect on our business.

Our business is also subject to numerous federal and state laws regarding submission of false or fraudulent claims, including without limitation the civil False Claims Act, which forbids knowingly presenting or “causing to be presented” false or fraudulent claims for payment to a federal health care program. Analogous state laws and regulations may apply to our arrangements and our customers’ claims involving healthcare items or services reimbursed by non-governmental third-party payors. Additionally, HIPAA also imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our products that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, could adversely affect demand for our one or more of our offerings, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund certain amounts collected, could cause us to be disqualified from serving clients doing business with government payors and could have an adverse effect on our business.

Our activities are also subject to state and federal self-referral laws, including the federal Physician Self-referral Law, commonly known as the Stark Law, which prohibits physicians from referring patients to an entity for Medicare-covered “designated health services” if the physician, or a member of the physician’s immediate family, has a financial relationship with the entity, unless a statutory or regulatory exception applies. Many states have similar laws that may apply regardless of payor. In addition, our activities may also implicate state laboratory licensure laws, as well as the corporate practice of medicine prohibition in certain states that maintain such laws or regulations. Our failure to abide by these state and federal laws could expose us to criminal, civil and administrative sanctions, reputational harm, and could harm our results of operations and financial conditions.

If our business model changes to depend on commercial third-party payors or government payors, legislative or regulatory reforms may impact the ability of our customer to obtain such reimbursement, and our revenue and prospects for profitability would be harmed.

Our current go-to-market strategy does not contemplate or rely upon governmental or third party payor reimbursement. We may in the future seek reimbursement for our products as a means to expand the adoption of products and broaden our customer base. Healthcare policy and payment reform models and medical cost containment models are being considered and/or adopted in the United States and other countries. Legislative and/or administrative reforms to applicable reimbursement systems may significantly reduce reimbursement for the services in which our products are used or result in the denial of coverage for such services outright. As a result, third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our products.

Risks Related to Our Ordinary Shares and the Offering

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

After this offering, there will be        ordinary shares outstanding (based on an assumed initial public offering price of $        , which is the midpoint of the price range set forth on the cover page of this prospectus). Many shareholders paid substantially less than the public offering price for their shares. Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the ordinary shares sold in this offering, as well as the ordinary shares that may be offered for resale from time to time under the Selling Shareholder Prospectus, will be freely transferable, subject to lock-up agreements described below, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering,        % of our outstanding ordinary shares (or        % if the underwriters exercise their option in full) will be considered restricted shares and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. See “Shares Eligible for Future Sale.”

We, our executive officers and directors, and the holders of approximately        % of the ordinary shares to be outstanding upon the closing of this offering (based on an assumed initial public offering price of $         , which is the midpoint of the price range set forth on the cover page of this prospectus), have agreed with us and the underwriters that, subject to limited exceptions, for a period of at least 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

At any time following the closing of this offering, subject, however, to the terms of the lock-up agreements entered into with us and the underwriters, certain holders of        ordinary shares, including the shares covered under the Selling Shareholder Prospectus, are entitled to require that we register their shares under the Securities Act for resale into the public markets. This sale and any future sales of a substantial number of shares of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the price of our ordinary shares. We cannot predict the effect, if any, that market sales of those ordinary shares or the availability of those ordinary shares for sale will have on the market price of our ordinary shares. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Shares Eligible for Future Sale — Registration Rights.”

In addition to our current shareholders’ registration rights, as of January 31, 2018, we had 129,212 ordinary shares that were subject to outstanding awards under our 2015 Plan. In addition, in December 2017 we granted 106,105 RSUs under our 2015 Plan to certain of our executive officers, which grant becomes effective upon the closing of this offering. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Ac registering the shares under our share option plans. Shares included in such registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell. There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling share capital and may impair our ability to acquire other companies by using our shares as consideration.

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

●	changes in the prices of our products and services;

●	our involvement in litigation;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry;

●	changes in key personnel;

●	the trading volume of our ordinary shares;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares may rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, our share price could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Following the closing of this offering, a small number of significant beneficial owners of our shares acting together will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

Following the closing of this offering, the largest beneficial owners of our shares, Exigent Capital, and South Florida Biotech Ventures, LLC, that as of ___, 2018, together with related parties, beneficially owned,        % and        % of our outstanding shares, respectively, will beneficially own in the aggregate,        % of our ordinary shares or        % if the underwriters exercise their option to purchase additional ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

●	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

●	approving or rejecting a merger, consolidation or other business combination;

●	raising future capital; and

●	amending our articles of association which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We may be a passive foreign investment company, which could result in additional taxes for U.S. holders of our ordinary shares.

A non-U.S. corporation will be classified as a PFIC, for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income. Based on our income and the composition of our income and assets, we expect that we will be treated as a PFIC for our taxable year ending December 31, 2017. We must determine our PFIC status annually based on tests, which are factual in nature, and our PFIC status in future years will depend on our income, assets and activities in those years. Thus, there can be no assurance that we will not be considered a PFIC for our taxable year ending December 31, 2018 or for any other taxable year. Our classification as a PFIC may result in material adverse consequences for you if you are a U.S. taxable investor, including having gains realized on the sale of the ordinary shares treated as ordinary income, rather than capital gains, having potentially punitive interest charges apply to those gains, and the denial of the taxation of certain dividends we pay at the lower rates applicable to long-term capital gains. A U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences described above with respect to owning the ordinary shares if we are classified as a PFIC for our taxable year ending December 31, 2018, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election, provided that we provide the information necessary for a U.S. investor to make such an election. We do not intend to make available to U.S. investors the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. For more information related to classification as a PFIC, see “Taxation and Government Programs — U.S. Federal Income Taxation — Passive Foreign Investment Company Considerations.”

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer, as of ,        2018, immediate dilution of $        per share or $        per share if the underwriters exercise their option in full, in net tangible book value after giving effect to the sale of  ordinary shares in this offering at an assumed public offering price of $          per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and the estimated expenses payable by us. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the Exchange Act. We are an “emerging growth company,” as defined in the JOBS Act, and therefore we will take advantage of temporary exemptions from reporting requirements, including, but not limited to, the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the Commission thereunder). When these exceptions cease to apply, we expect to incur additional expenses and to devote increased management efforts toward ensuring compliance with them. In addition, we anticipate that we will incur costs associated with corporate governance requirements as well as rules implemented by the Commission and the NASDAQ Stock Market, and provisions of Israeli corporate law applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We estimate that the additional annual costs we will incur as a public company will range from $500,000 to $700,000, including legal and accounting expenses, directors’ fees (excluding share-based compensation expenses) and other fees.

Furthermore, changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be an investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes, and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject (see “Dividend Policy,” “Description of Share Capital — Dividend and Liquidation Rights” and “Taxation and Government Programs — Israeli Tax Considerations and Government Programs”).

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the Commission and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the Commission after the closing of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks Relating to Our Incorporation and Location in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our headquarters and principal research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of January 31, 2018, we had 17 employees based in Israel, certain of whom may be called upon to perform military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our solutions.

We may not be eligible for tax benefits that may be available to us under Israeli law and such benefits may be terminated or reduced in the future.

We may be eligible for certain tax benefits provided to “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to be eligible for the tax benefits for “Preferred Enterprises,” we must meet certain conditions stipulated in the Investment Law and its regulations, as amended. If we do not satisfy these conditions, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently set at 24% for 2017 and 23% for 2018 and thereafter. Even if we were to become eligible for these tax benefits, they may be reduced, cancelled or discontinued. See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959.”

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee proprietary rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case by case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares and voting rights above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Share Capital — Acquisitions under Israeli Law” for additional information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We are incorporated in Israel. Some of our directors and a majority of our executive officers, and the Israeli experts listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. As we commercialize our AI applications and any other products that we may develop, we may engage with third-party manufacturers and collaborators who operate abroad and are required to obtain certain necessary permits, licenses and other regulatory approvals with respect to our business. Our activities abroad create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, consultants, sales agents and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors of our company may engage in conduct for which we might be held responsible, even if we do not explicitly authorize such activities.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

EXPLANATORY NOTE REGARDING FORWARD SHARE SPLIT

We expect to effect a forward share split of our ordinary shares at a ratio of      -for-1 prior to or upon the effective date of the registration statement of which this prospectus forms a part. The number of shares subject to issued and outstanding options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. Unless noted otherwise, all information presented in this prospectus assumes that the     -for-1 forward share split of our outstanding ordinary shares, options and warrants has not occurred.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million, or $       million if the underwriters exercise their option to purchase additional shares in full, from the sale of the ordinary shares offered by us, based upon the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $      million, assuming the assumed initial public offering price per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering as follows:

●	approximately $ towards clinical trials and additional steps required for obtaining regulatory approvals for Accipio, including approval by the FDA;

●	approximately $ towards developing our own channel support team and encouragement programs for our channel partners;

●	approximately $ towards continuing our research and clinical development of our other products under our AI-based software platform; and

●	the balance of net proceeds for general corporate purposes, including working capital requirements.

Although it is difficult to predict our liquidity requirements, based upon our current operating plan, and assuming successful completion of this offering, we believe we will have sufficient cash to complete any planned clinical trials involving the Accipio family of products and complete the regulatory approval and clearance process for our Accipio family of products in the United States.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We will have broad discretion in the application of the net proceeds in the category of “for general corporate purposes, including working capital requirements,” and investors will be relying on our judgment regarding the application of the proceeds of this offering. For example, if we identify opportunities that we believe are in the best interests of our shareholders, we may use a portion of the net proceeds from this offering to acquire, invest in or license complementary products, technologies or businesses although we have no current commitments, understandings or agreements to do so. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate.

Pending use of the proceeds from this offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or certificates of deposit.

DIVIDEND POLICY

We have never paid dividends on our ordinary shares, and currently do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. In addition, we may incur debt financing in the future, the terms of which will likely prohibit us from paying cash dividends or distributions on our ordinary shares. Even if we are permitted to pay cash dividends in the future, we currently anticipate that we will retain all future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

 CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017 on:

●	an actual basis;

●	a pro forma basis, to give effect to:

○	the conversion of approximately $4.3 million principal amount outstanding under the December 2017 Notes, together with all accrued and unpaid interest thereon, into ordinary shares at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in this offering (i.e., 85% of the midpoint of the price range set forth on the cover page of this prospectus) in accordance with the terms of such December 2017 Notes;

○

 the conversion of approximately $1.5 million principal amount and accrued interest under outstanding 2018 Notes into                    ordinary shares (based on a conversion price equal to $27.30, subject to adjustment for share splits and other recapitalization events);

○	the conversion of 338,537 outstanding Series Seed Preferred Shares and Series A Preferred Shares into an equivalent number of ordinary shares under the terms of our existing articles of association, as amended; and

○	up to 110,632 ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants will expire upon the closing of this offering.

●

a pro forma as adjusted basis, to give further effect to our issuance and sale of        ordinary shares in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus.

	December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$3,010	$3,010	$
Convertible loan	$3,856
Convertible preferred shares
Series A, NIS 0.01 par value, no shares authorized at December 31, 2016; no shares issued and outstanding at December 31, 2016; 435,488 shares authorized at December 31, 2017; 216,956 shares issued and outstanding at December 31, 2017; no shares issued and outstanding pro forma and pro forma as adjusted as of December 31, 2017
Series Seed, NIS 0.01 par value, 121,583 shares authorized at December 31, 2016 and December 31, 2017; 121,581 shares issued and outstanding at December 31, 2016 and December 31, 2017; no shares issued and outstanding pro forma and pro forma as adjusted as of December 31, 2017	*
Shareholders’ equity (deficit)
Ordinary shares; NIS 0.01 par value; 9,878,417 shares authorized at December 31, 2016; 194,207 shares issued and 177,632 shares outstanding at December 31, 2016; 9,442,931 shares authorized at December 31, 2017; 302,107 shares issued and 291,057 shares outstanding at December 31, 2017; 640,644 and issued and outstanding pro forma and pro forma as adjusted; respectively, as of December 31, 2017 (1)	*
Additional paid-in capital	$13,029	18,241
Accumulated deficit	(15,349)	(16,705)
Total shareholders’ equity (deficit)	(2,310)	1,546
Total capitalization	$3,164	$3,164	$

(1) Outstanding ordinary shares excludes (i) 16,575 ordinary shares issued to Gene Saragnese, as our Chairman and Chief Executive Officer, which had not vested as of December 31, 2016 and (ii) 11,050 ordinary shares issued to Mr. Saragnese that had not vested as of December 31, 2017.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $         million, assuming the assumed initial public offering price per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

●	109,312 ordinary shares issuable upon the exercise of outstanding share options under our 2015 Plan, with a weighted average exercise price of $10.90 per share;

●	up to 110,632 ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants will expire upon the closing of this offering;

●	up to an estimated 14,899 ordinary shares issuable at a nominal exercise price per share, upon the exercise of warrants that will remain outstanding following the closing of this offering;

●	106,105 ordinary shares issuable upon the vesting of 106,105 RSUs granted in December 2017 under the 2015 Plan, which grant becomes effective upon the closing of this offering;

●

the issuance of              ordinary shares to Palladium upon the closing of this offering, representing two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering (              ordinary shares, assuming that we issue          ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus);

●	26,526 ordinary shares underlying RSUs that are reserved for future issuance under the 2015 Plan; and

●	70,110 ordinary shares reserved for future issuance under the 2015 Plan.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma net tangible book value per share of our ordinary shares immediately after this offering. The historical net tangible book value (deficit) of our ordinary shares as of December 31, 2017 was $          million, or $         per share. Historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities and convertible preferred shares, divided by the number of outstanding ordinary shares at December 31, 2017.

Pro forma net tangible book value per share represents the amount of our tangible assets less our total liabilities, divided by the number of ordinary shares outstanding, after giving effect to (a) the conversion of all our outstanding Series Seed Preferred Shares and Series A Preferred Shares into 338,537 ordinary shares, (b) the conversion of approximately $4.3 million in the aggregate of principal amount under the December 2017 Notes, plus accrued interest, into          ordinary shares at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in this offering (i.e., 85% of $           , which is the midpoint of the price range set forth on the cover page of this prospectus); (c) the conversion of approximately $1.5 million in the aggregate of principal amount under the 2018 Notes, plus accrued interest, into          ordinary shares at a conversion price equal to $27.30, and (d) the exercise of warrants to purchase 110,632 Series A Preferred Shares and their immediate conversion into 110,632 ordinary shares.

After giving effect to our receipt of the net proceeds from our sale of             ordinary shares in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, pro forma as adjusted net tangible book value as of December 31, 2017 would have been $           million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing shareholders and an immediate dilution of $            per share to new investors purchasing ordinary shares in this offering.

The following table illustrates this dilution on a per share basis to new investors (unaudited):

Assumed public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2017	$
Increase in pro forma net tangible book value per share after this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $            per share, and the dilution to new investors by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million in the number of ordinary shares offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $          per share and the dilution to new investors by $           per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ordinary shares in full, the pro forma net tangible book value per share of our ordinary shares, as adjusted to give effect to this offering, would be $             per share, and the dilution in pro forma net tangible book value per share to          investors in this offering would be $              per share.

The table below summarizes as of December 31, 2017, on a pro forma as adjusted basis described above, the number of our ordinary shares, the total consideration and the average price per share (i) paid to us by existing shareholders and (ii) to be paid by new investors purchasing our ordinary shares in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per
	Number	%	Amount	%	Share
Existing shareholders			$		$
New investors
Total			$		$

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $              , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of one million in the number of shares offered by us would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by           , respectively, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of one million in the number of shares offered by us would increase or decrease the average price per share paid by all shareholders by $           and $            per share, respectively, assuming an initial public offering price of $              , the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase           additional ordinary shares in this offering in full, the percentage of ordinary shares held by existing shareholders will be reduced to         % of the total number of ordinary shares to be outstanding after this offering, and the percentage of ordinary shares to be owned by parties who will receive ordinary shares outside of this offering concurrently with the closing of this offering will be reduced to         % of the total number of ordinary shares to be outstanding after this offering, and the number of ordinary shares held by investors participating in this offering will be further increased to          , or           % of the total number of ordinary shares to be outstanding after this offering.

To the extent that any outstanding options are exercised or new options are issued under our 2015 Plan or other future share-based incentive plans, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2015 Plan were exercised, then our existing shareholders, including the holders of those options, would own         % of the total number of our ordinary shares to be outstanding after this offering and investors participating in this offering would own        % of the total number of our ordinary shares outstanding upon the completion of this offering. In such event, the total consideration paid by our existing shareholders, including the holders of these options, would be approximately $          million, or            % of $        , the total consideration paid by investors participating in this offering would be $           million, or         % of $       , the average price per share paid by our existing shareholders would be $        , and the average price per share paid by investors participating in this offering would be $              .

If the underwriters exercise their option to purchase        additional ordinary shares in this offering in full, and if all outstanding options under our 2015 Plan as of December 31, 2017 were exercised, then our existing shareholders, including the holders of those options, would own            % of the total number of ordinary shares to be outstanding after this offering and investors participating in this offering would own          % of the total number of our ordinary shares outstanding upon the completion of this offering. In that case, the total consideration paid by our existing shareholders, including the holders of those options, would be approximately $          million, or          % of $          , the total consideration paid by investors participating in this offering would be $           million, or           % of $         , the average price per share paid by our existing shareholders would be $       , and the average price per share paid by investors participating in this offering would be $           .

The outstanding share information in the tables above excludes the following:

●	109,312 ordinary shares issuable upon the exercise of options outstanding under our 2015 Plan, with a weighted average exercise price of $10.90 per share;

●	up to 110,632 ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants will expire upon the closing of this offering;

●	up to an estimated 14,899 ordinary shares issuable at an exercise price per share equal to the par value, upon the exercise of warrants that will remain outstanding following the closing of this offering;

●	106,105 ordinary shares issuable upon the vesting of 106,105 RSUs granted in December 2017 under the 2015 Plan, which grant becomes effective upon the closing of this offering;

●

the issuance of              ordinary shares to Palladium upon the closing of this offering, representing two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering (              ordinary shares, assuming that we issue          ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus);

●	26,526 ordinary shares underlying RSUs that are reserved for future issuance under the 2015 Plan; and

●	70,110 ordinary shares reserved for future issuance under the 2015 Plan.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to our shareholders.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth certain selected historical financial and operating data for our business as of and for the years ended December 31, 2017, 2016 and 2015, which has been derived from, and should be read together with, our audited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods. Our selected financial data should be read together with the sections in this prospectus entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and their related notes, which are included elsewhere in this prospectus.

	Years ended December 31,
	2017	2016	2015
	(in thousands, except per share data)
Statement of Operations Data:

Total operating expenses	$(5,095)	$(4,111)	$(1,419)

Financial expenses, net	(4,117)	(454)	(76)
Net Loss	$(9,212)	$(4,565)	$(1,495)
Basic and diluted net loss per share	$(50.90)	$(23.84)	$(9.22)
Shares used in computation of basic and diluted net loss per share	180,971	191,508	162,216
Pro forma basic and diluted net loss per share
Share used in computation of pro forma basic and diluted net loss per share(1)

	December 31,
	2017	2016	2015
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,010	$391	$267
Total assets	3,164	585	351
Promissory note	83	68	77
Total current liabilities	1,618	843	300
Convertible loan	3,856	3,082	-
Accumulated deficit	(15,349)	(6,137)	(1,572)
Total shareholders’ equity (deficiency)	(2,310)	(4,081)	51

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a clinical stage artificial intelligence, or AI, company, founded in 2013, specializing in improving diagnostic accuracy through deep learning technology, an advanced form of AI. Our AI platform and AI-based decision making support tools are designed to interpret and analyze a broad range of patient data concurrently with 3D medical images. Our goal is to provide physicians with tools to achieve a better differential diagnosis, which we believe will ultimately improve patient outcomes and significantly decrease the total cost of care.

The global model diagnostics market is driven in large part by solutions that can be applied in acute care settings, as these tools will drive decisions regarding hospital admissions and the associated spend. However, despite advances in medical imaging and other diagnostic tools, misdiagnosis remains a common occurrence, and payors in the U.S. and other healthcare systems are increasingly refusing to pay for the cost of care that is the result of misdiagnosis. We believe that improved diagnoses and outcomes are achievable through the adoption of AI-based decision making tools.

Our initial focus is on the development of diagnostic solutions for the emergency room and acute care space utilizing our proprietary AI platform. The platform is designed to interpret and analyze medical images concurrently and in conjunction with other patient data, such as age, co-morbidities, medical history, genomic information and laboratory test results to provide decision making support for the attending physician. Using deep learning technology, the platform is capable of continuous learning which improves its performance with increased use and physician feedback. The result will provide the physician with an assessment of the patient for use in guiding diagnosis and care.

Our initial family of products, Accipio, utilizes machine vision and deep learning technologies to create software tools that help physicians identify or rule out intracranial hemorrhage, or ICH, typically caused by stroke or head trauma. Accipio analyzes non-contrast head computer tomography, or CT, images using algorithms which identify and annotate potential regions of interest, or ROI, consistent with acute ICH. If approved, we believe the technology to be first of its kind to be used for diagnostic and decision making support in identifying ICH.

To date, we have not generated any revenues. We currently have no products approved for commercial sale by regulatory authorities and will not be able to generate revenues until we obtain those approvals. We have experienced net losses since our inception and had a net loss of $9.2 million in 2017. Our auditors have expressed doubt about our ability to continue as a going concern unless we are able to raise equity or debt financing.

To date, we have entered into agreements with GE Healthcare and IBM Watson Health, two leading radiology original equipment manufacturers, or OEMs, to integrate our products into their radiology software and hardware platforms. The OEMs’ commercial obligations under the agreements commence upon our receiving regulatory approval for the products. In addition, we have entered into an agreement with Samsung Neurologica to collaborate regarding the integration of our applications into portable Samsung Neurologica CereTom® CT scanners used in intensive care units, or ICUs, and mobile stroke units, or MSUs. We believe that by leveraging the existing sales and marketing infrastructure of these channel partners, each of which is a leading medical equipment manufacturer, we will be able to achieve high market penetration and user adoption rates.

We recently received designation under the Expedited Access Pathway, which under the 21st Century Cures Act will be converted to Breakthrough Device Program, or Breakthrough, from the U.S. Food and Drug Administration, or the FDA, for Accipio Dx. The Breakthrough program is intended to reduce the time associated with product development by promoting earlier and more interactive engagement with the FDA staff during the development and review of medical devices. The FDA designated Accipio Dx for Breakthrough based on a proposed indication for use in acute ICH diagnoses. The FDA has stated that it does not intend to grant more than a single Breakthrough designation for a given indication.

We have not commenced commercial operations and have not generated any revenue or cash flow from operations. Since inception, we have raised an aggregate of approximately $12.0 million from sales of equity interests and convertible notes, which have provided financing for our operation.

Since inception, we have incurred significant operating losses. Our net losses were $9.2 million and $4.6 million for the years ended December 31, 2017 and December 31, 2016, respectively.

We expect to continue to incur significant expenses and net losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase significantly as we plan to: make investments to expand and enhance our platform and technology infrastructure, improve the scalability, availability and security of our platform, and develop new products; conduct clinical trials; expand our indirect sales organization and marketing programs; expand our operations and infrastructure, both domestically and internationally; and hire additional personnel. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Components of Statement of Operations

Revenue

Our ability to generate revenue will depend on receiving regulatory approval for, followed by successful commercialization of, our products. We expect to market our products through channel partners in a “software as a service,” or SaaS, offering, which, if we are successful, will provide us with recurring revenues that are less volatile based on the sales cycle. We cannot predict the timing of the development of the market for our products or where we will receive any revenues, if at all.

Operating Expenses

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred for our research and development activities, including our AI platform development efforts, data acquisition and improvement costs and the development of our products, which include the following:

●	employee-related expenses, including salaries, benefits, travel and share-based compensation;

●	external research and development expenses incurred under arrangements with third parties, such as consulting fees and research testing of our products;

●	acquiring non-public third-party medical imaging data that are used as training data for our platform and enriching that data through a verification and annotation process;

●	third party license fees; and

●	costs of facilities, depreciation and other expenses.

We do not believe that it is possible at this time to accurately project total expenses to generate revenue. There are numerous factors associated with the successful commercialization of our Accipio products, including market acceptance and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will affect our research and development programs and plans. As a result, our product development faces numerous uncertainties, including:

●	the scope, rate of progress and expense of our research and development activities;

●	clinical trial results;

●	the terms and timing of regulatory approvals;

●	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

●	the ability to market, commercialize and achieve market acceptance for any Accipio products or products that we may develop in the future.

A change in the outcome of any of these variables could result in a significant change in the costs and timing associated with the development of our products.

During the years ended December 31, 2017 and December 31, 2016, we incurred a total of $3.0 million and $2.1 million in expenses for research and development, respectively. Research and development expenses are charged to operating expenses as they are incurred. We expect research and development expenses to increase in absolute terms in the near term. Our internal resources, employees and infrastructure are not directly tied to any one research or development project and are typically deployed across multiple projects involving the development of our AI platform through which we intend to deliver our solutions.

We expect to incur ongoing research and development expenses for the foreseeable future to continue improving on our platform and to develop new products utilizing our platform.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including share-based compensation, related to our executive, finance and support functions and not otherwise included in research and development expenses. Other general and administrative expenses include allocated facility related costs not otherwise included in research and development expenses, travel expenses and professional fees for auditing, tax and legal services.

We expect that our general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the Commission, as well as compliance with provisions of the Companies Law applicable to publicly traded companies. These public company-related costs will likely include costs associated with hiring additional personnel, increased legal, accounting and audit fees, directors’ liability insurance premiums and costs related to investor relations.

Financial Expenses, Net

Financial expenses, net consists of imputed interest expenses in respect of convertible loans and notes, promissory notes and a line of credit, bank fees and other transactional costs and foreign currency transaction adjustments, as well as changes in fair value of outstanding warrants.

In December 2017, we issued and sold an aggregate of $4.3 million of December 2017 Notes to investors in the December 2017 Financing, including the Palladium Note. We received gross proceeds of $4.0 million, before deducting certain additional fees and expenses that we incurred in connection with the financing. Interest accrues on the December 2017 Notes at the rate of 5% per annum. The December 2017 Notes mature on the one year anniversary of the original issuance date thereof (i.e., December 29, 2018), unless earlier converted into equity or otherwise repaid. The repayment of the December 2017 Notes is subject to acceleration upon the occurrence of certain customary events of default described in the December 2017 Notes and the related security agreements. Under the security agreements, and in order to secure its obligations and performance pursuant to the December 2017 Notes, the Company recorded a first priority fixed charge in favor of lenders on the Company’s assets, and a first priority floating charge on the Company’s assets, as they may exist from time to time. As of December 31, 2017, the aggregate outstanding principal amount of the December 2017 Notes, plus all accrued and unpaid interest thereon, was approximately $4.3 million.

The loan agreement under which the December 2017 Notes were issued also contained an option pursuant to which the lender exercising the option could invest additional amounts up to an aggregate of $1.5 million under the same terms as the December 2017 Notes except that the conversion price per share on the 2018 Notes will be $27.30. This option was exercised in full in March 2018.

The entire outstanding principal amount under the Bridge Notes, together with all accrued and unpaid interest thereon, will automatically convert into our ordinary shares upon the closing of a Qualified Offering, subject to our compliance with all conditions of the Qualified Offering as set forth in the Bridge Notes. Among other things, a Qualified Offering under the Bridge Notes requires a firm commitment underwritten initial public offering of our ordinary shares not later than June 30, 2018 at a pre-offering valuation of at least $50 million, pursuant to which we raise at least $7 million in gross cash proceeds (not including amounts reflecting converted outstanding indebtedness). The conversion price per share under the December 2017 Notes in the event of a Qualified Offering equals the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the Qualified Offering; while the conversion price per share under the 2018 Notes is $27.30 per share. We expect this offering to constitute a Qualified offering under the terms of the Bridge Notes, and, therefore, upon the closing of this offering, we will issue an aggregate of               ordinary shares to the investors under the Bridge Notes, based on an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover page of this prospectus.

Simultaneously with the December 2017 Financing, existing investors converted convertible notes in an aggregate principal amount and accrued interest of approximately $7.0 million into Series A Preferred Shares. We also issued to these investors warrants to purchase Series A Preferred Shares. Immediately prior to the consummation of a Qualified Offering, the Series A Preferred Shares will be converted into, and the warrants will be exercised for, our ordinary shares as described elsewhere in this prospectus. The fair value of the warrants was recorded as debt discount and warrant liabilities upon issuance of the convertible notes on the balance sheets. The debt discount is amortized to interest expense over the term of the notes.

For more information refer to Notes 6 and 8 to the consolidated financial statements as of, and for the year ended, December 31, 2017 contained herein.

Taxes on Income

The standard corporate tax rate in Israel was 26.5%, 25% and 24% for the tax years 2015, 2016 and 2017, respectively. The corporate income tax rate was further reduced to 23% effective from January 1, 2018.

To date, we have not generated taxable income due to our operating losses. As of December 31, 2017, we had Israeli carry forward tax losses in the amount of $7.2 million.

Results of Operations

The following table summarizes our results of operations for the periods presented:

	For the year ended December 31,
	2017	2016	2015
	(audited)
Operating expenses:
Research and development	2,971	2,120	779
Selling and marketing	534	158	110
General and administrative	1,590	1,833	530
Total operating expenses	5,095	4,111	1,419
Financial expenses, net	4,117	454	76
Net loss	9,212	4,565	1,495

Comparison of the Years Ended December 31, 2017 and December 31, 2016

Operating Expenses

Research and development expenses rose 40.1% from $2.1 million in the year ended December 31, 2016 to $3.0 million in the year ended December 31, 2017. The increase was primarily due to accelerated investment in development of our platform and products.

Selling and Marketing

Selling and marketing expenses increased by from $0.2 million in the year ended December 31, 2016 to $0.5 million in the year ended December 31, 2017. The increase was primarily due to spending related to the agreements entered into with our channel partners and costs of personnel engaged in marketing activity.

General and Administrative

General and administrative expenses declined 13.3% from $1.8 million in the year ended December 31, 2016 to $1.6 million in the year ended December 31, 2017. This decrease was primarily the result of reduced travel and legal expenses.

Financial Expenses, Net

Financial expenses, net rose from $0.5 million in the year ended December 31, 2016 to $4.1million in the year ended December 31, 2017. The increase was mainly driven by costs related to the December 2017 Financing, including recognition of remaining unamortized discount on conversion of convertible loan amounts to preferred shares and secondarily from interest on our convertible loan facility.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Operating Expenses

Research and Development

Research and development expenses almost tripled from $0.8 million in 2015 to $2.1 million in 2016 primarily due to accelerated investment in development of our platform and products.

Selling and Marketing

Selling and marketing expenses rose 43.6% from $0.1 million in 2015 to $0.2 million in 2016 primarily due to increased activity in approaching channel partners and other parties.

General and Administrative

General and administrative expenses rose from $0.5 million in 2015 to $1.8 million in 2016. This increase was primarily the result of our chairman and chief executive officer joining the Company and legal expenses.

Financial Expenses, Net

Financial expenses, net rose from $76,000 in 2015 to $0.5 million in 2016. The increase was mainly driven by increased balance under our convertible loan.

Liquidity and Capital Resources

We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products, and we do not expect to generate significant revenues from sale of our products until mid to late 2018 at the earliest. We do not expect to generate sufficient revenues from sales of products to support our capital needs for at least several quarters. We have financed our operations to date primarily through proceeds from sales of our equity and convertible debt. In December 2017 and March 2018, we entered into securities purchase agreements with certain purchasers named therein with respect to the Bridge Notes in the aggregate principal amount of $5.8 million convertible, upon satisfaction of certain conditions, into our ordinary shares. Gross proceeds of the sale of the Bridge Notes to us amounted to $5.5 million. Currently, our only source of liquidity is our current cash on hand. We do not currently have any commitments for future external funding. Our agreements with our channel partners provide for certain payments on milestones, including obtaining FDA approval or CE marking and successfully completing clinical trials.

Our financial statements for the years ended December 31, 2017 and 2016, state that there is a substantial doubt that we will be able to continue as a going concern. This is due to the current cash balances and our current and anticipated future expenses. However, we believe that, based on our current business plan, our existing cash and cash equivalents and the net proceeds from this offering we will have sufficient funds to meet our currently anticipated cash requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we may use our capital resources sooner than we currently expect.

We will require significant additional financing in the future to fund our operations, including for marketing (upon obtaining regulatory approval) and further R&D activity. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the number of potential new products we identify and decide to develop;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the costs and timing of obtaining regulatory approval for our product;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	market acceptance of our platform and products;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

For more information as to the risks associated with our future funding needs, see “Risk Factors — We expect to require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.” If additional capital is not available, we may have to delay, reduce or cease operations.

To the extent that existing cash, cash from operations and net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Potential sources of liquidity may include our issuance of equity or debt securities or our obtaining a credit facility from one or more financial institutions or otherwise. The sale of equity or convertible debt securities would result in dilution to our existing shareholders, and the incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. Additional funds may not be available on favorable terms or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more of our products.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	For the year ended December 31,
	2017	2016	2015
	(audited)
Net cash (used in) provided by:
Operating activities	(4,016)	(3,514)	(1,163)
Investing activities	(32)	(80)	(61)
Financing activities	6,667	3,718	1,491
Cash and cash equivalents at period-end	3,010	391	267

Comparison of the Years Ended December 31, 2017 and December 31, 2016

Cash Flows used in Operating Activities

In the year ended December 31, 2017, cash flow used in operating activities amounted to an outflow of $4.0 million and primarily included spending related to development of our platform and products, activities in working with channel partners and in raising capital.

In the year ended December 31, 2016, cash flow used in operating activities amounted to an outflow of $3.5 million and primarily included spending related to development of our platform and products, activities in working with potential channel partners and in raising capital.

Cash Flows used in Investing Activities

In the year ended December 31, 2017, cash flow used in investing activities amounted to an outflow of $32,000 and primarily included the purchase of equipment for our development activity.

In the year ended December 31, 2016, cash flow used in operating activities amounted to an outflow of $80,000 and primarily included the purchase of equipment for our development activity.

Cash Flows from Financing Activities

In the year ended December 31, 2017, cash flow provided by financing activities amounted to an inflow of $6.7 million and was attributable to our receipt of proceeds for a convertible loan in the amount of $350,000 and the December 2017 Financing.

In the year ended December 31, 2016, cash flow provided by financing activities amounted to an inflow of $3.7 million and primarily consisted of proceeds from our receipt of a convertible loan in the amount of $3.4 million and proceeds from the issuance of preferred shares in the amount of $0.3 million.

Comparison of the Years Ended December 31, 2016 and December 31, 2015

Cash Flows used in Operating Activities

In 2016, cash flow used in operating activities amounted to an outflow of $3.5 million and primarily included spending related to development of our platform and products, activities in working with channel partners and in raising capital.

In 2015, cash flow used in operating activities amounted to an outflow of $1.2 million and primarily included spending related to development of our platform and products.

Cash Flows used in Investing Activities

In 2016, cash flow used in investing activities amounted to an outflow of $0.1 million and primarily included the purchase of equipment for our development activity.

In 2015, cash flow used in operating activities amounted to an outflow of $0.1 million and primarily included the purchase of equipment for our development activity.

Cash Flows from Financing Activities

In 2016, cash flow provided by financing activities amounted to an inflow of $3.7 million and was primarily attributable to the proceeds of a convertible loan, in the amount of $3.4 million, and from the issuance of preferred shares, in the amount of $0.3 million.

In 2015, cash flow provided by financing activities amounted to an inflow of $1.5 million and mainly consisted of proceeds from the issuance of preferred shares that amounted to $1.2 million. An additional $0.3 million was attributable to the issuance of a convertible loan.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates.

Foreign Currency Exchange Risk

We report our financial results, and most of our future revenues will be recorded, in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are (or will be, as appropriate) incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of deflation amounted to 0.2% and 1.0% for the years ended December 31, 2017 and 2016, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 9.8% and (1.5%) for the years ended December 31, 2017 and 2016, respectively.

From time to time we may engage in currency hedging activities. Those measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and the New Israeli Shekel, and may result in a financial loss.

Critical Accounting Policies and Estimates

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by us using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts we could realize in a current market exchange.

The following methods and assumptions were used by us in estimating our fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted deposit, other accounts receivable, trade payables, other accounts payable and promissory note approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value of Derivative Instruments

Warrants that provide the holders with an option for variable exercise price are considered a derivative liability and are therefore classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

Share-Based Compensation

We account for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation.” ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

We recognize compensation expenses for the value of our equity awards granted based on the straight-line method over the requisite service period of each of the awards.

Valuation of our options

We estimate the fair value of options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, the most significant of which are, expected share price volatility, the expected option term risk-free interest rates and the expected dividend yield of our ordinary shares. We also grant restricted shares and value them based on the market value of the underlying shares at the date of grant.

During 2015 and 2016, we granted options at an exercise price of $0.003, and determined that the fair value of the options equaled to the fair value of our ordinary shares upon grant. The assumptions used in the valuation model are as noted in the following table for the periods presented:

Year ended December 31,
2017

Dividend yield	0%
Expected volatility	58.91-64.55%
Risk-free interest	1.79-2.33%
Expected life	5-6.90 years

The volatility was measured according to the average volatility of similar companies' stock. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of our options. The expected option term represents the period that our options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. We have historically not paid dividends and have no foreseeable plans to pay dividends, therefore, we use an expected dividend yield of zero in the options pricing model.

We account for options granted to consultants and other service providers under ASC 718 and ASC 505, “Equity-based payments to nonemployees.” The fair value of these options was estimated using the Black-Scholes Option Pricing Model. The fair value is re-measured at each reporting date for all unvested options in accordance with ASC 505.

Valuation of our ordinary shares

The fair value of ordinary shares was historically determined based on a valuation study along with 409A valuation, with the assistance of an independent financial and economic consultant. As there has been no public market for our ordinary shares, we determined fair value of an ordinary share at the time of grant with the assistance of an independent financial and economic consultant.

Until our ordinary shares are listed on an established share exchange or national market system, we will continue to determine the fair value of the underlying ordinary shares with the assistance of an independent financial and economic consultant.

The assumptions used in the valuation model are based on future expectations combined with management judgment, including the following factors:

●	Valuations performed at periodic intervals by independent third-party valuation specialist;

●	The prices, rights, preferences and privileges of our convertible preferred shares;

●	Current business conditions and projections;

●	Our stage of development; and

●	The likelihood of a liquidity event for the ordinary shares underlying these options, such as an initial public offering or sale of our company, given prevailing market conditions.

We determined the fair value of our ordinary shares based on one of the following approaches:

●	Using the option pricing model, which requires a number of assumptions the most significant of which are, expected share price volatility, the expected time to M&A, risk-free interest rate and the expected dividend yield. The expected volatility was calculated based on comparable companies, the expected time to M&A was based on management's assumptions, risk-free interest rate was based on US treasury government bonds and the expected dividend yield used is zero since historically we have not paid dividends and have no foreseeable plans to pay dividends.

●	Using a DCF approach, based on management's 5-year projections and terminal value based on a Gordon growth model. The discount rate was calculated based on the Capital Asset Pricing Model build-up method.

●	An IPO exit scenario, in which all preferred shares will be treated as ordinary shares; The fair value of warrants to purchase Series A preferred shares and options to purchase our ordinary shares was calculated based on the Black-Scholes-Merton option-pricing model. The firm value is divided by the resulting number of shares to determine a per share value.

In making the final determination, we also applied a discount for lack of marketability right, as applicable, to our ordinary shares.

Impact of Recently Issued Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or the ASU 2014-15, which provides guidance on management’s responsibility in evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). ASU 2014-15 also provide guidance related to the required disclosures as a result of management evaluation.

The pronouncement is effective for annual periods ending after December 15, 2016 with early adoption permitted. We adopted this standard in 2016. The impact of the adoption of the standard is included in Note 1b to our consolidated financial statements.

On March 30, 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. Effective as of January 1, 2017, we adopted the new guidance prospectively. Upon adoption of ASU 2016-09, we elected to change our accounting policy to account for forfeitures as they occur. This new guidance does not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, “Leases.” The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. This new guidance does not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This new guidance does not have a material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606). On July 9, 2015 the FASB voted to approve a one year delay of the effective date and to permit companies to voluntarily adopt the new standard as of the original effective date. The new standard is effective for reporting periods beginning after December 15, 2017. The standard will supersede existing revenue recognition guidance, including industry-specific guidance, and will provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The standard requires revenue to be recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. At this stage, we have not commenced generating revenues and still evaluating the possible effect of implementing ASU 2014-09 on our consolidated financial statements and related disclosures.

JOBS Act Exemptions

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are electing to delay such adoption of new or revised accounting standards. As a result, our consolidated financial statements may not be comparable to companies that comply with the public company effective date.

BUSINESS

Company Overview

We are a clinical stage artificial intelligence, or AI, company specializing in improving diagnostic accuracy through deep learning technology, an advanced form of AI. Our AI platform and AI-based decision making support tools are designed to interpret and analyze a broad range of patient data concurrently with 3D medical images. Our goal is to provide physicians with tools to achieve a better differential diagnosis, which we believe will ultimately improve patient outcomes and significantly decrease the total cost of care.

Artificial intelligence is a broad term generally used to describe a situation when a machine mimics "cognitive" functions that humans associate with human intelligence, such as "learning" and "problem solving. Basic artificial intelligence includes machine learning, where a machine uses algorithms to parse data, learn from it, and then make a determination or prediction about something in the world. The machine is “trained” using large amounts of data and algorithms that give it the ability to learn how to perform the task. Deep learning is part of a family of machine learning methods based on learning data representations, as opposed to task-specific algorithms.

The global model diagnostics market is driven in large part by solutions that can be applied in acute care settings, as these tools will drive decisions regarding hospital admissions and the associated spend. However, despite advances in medical imaging and other diagnostic tools, misdiagnosis remains a common occurrence, and payors in the U.S. and other healthcare systems are increasingly refusing to pay for the cost of care that is the result of misdiagnosis. We believe that improved diagnoses and outcomes are achievable through the adoption of AI-based decision making tools.

Our initial focus is on the development of diagnostic solutions for the emergency room and acute care space utilizing our proprietary AI platform. The platform is designed to interpret and analyze medical images concurrently and in conjunction with other patient data, such as age, co-morbidities, medical history, genomic information and laboratory test results to provide decision making support for the attending physician. Using deep learning technology, the platform is capable of continuous learning which improves its performance with increased use and physician feedback. The result will provide the physician with an assessment of the patient for use in guiding diagnosis and care.

Our initial family of products, Accipio, utilizes machine vision and deep learning technologies to create software tools that help physicians identify or rule out intracranial hemorrhage, or ICH, typically caused by stroke or head trauma. Accipio analyzes non-contrast head computer tomography, or CT, images using algorithms which identify and annotate potential regions of interest, or ROI, consistent with acute ICH. If approved, we believe the technology to be first of its kind to be used for diagnostic and decision making support in identifying ICH.

Accipio is designed to be easily integrated with most existing medical imaging workflow platforms and to be used with many existing standards-based medical imaging technologies, including CT, magnetic resonance imaging, or MRI, and ultrasound. Once approved, the Accipio family of products will include the following suite of diagnostic software solutions:

●	Accipio Dx is a high-accuracy diagnostic utility intended to support physicians in reliably identifying or ruling out ICH in acute settings, supplementing the standard clinical tools available to the treating physician;

●	Accipio Ix provides (i) workflow prioritization in the picture archiving and communication systems, or PACS, worklist, (ii) case-level signaling of a potential ICH to a reader and/or (iii) case-level signaling of a potential ICH and ROI location(s) to PACS or a reader; and

●	Accipio Ax creates a duplicate, annotated series of images, as well as a full 3D image rendering of the brain, which supplements the original, unaltered CT scans. Accipio Ax is intended to assist clinicians in interpreting CT examinations of the head by highlighting specific ROIs for identification and further analysis of ICH.

To date, we have entered into agreements with GE Healthcare and IBM Watson Health, two leading radiology original equipment manufacturers, or OEMs, to integrate our products into their radiology software and hardware platforms. The OEMs’ commercial obligations under the agreements commence upon our receiving regulatory approval for the products. In addition, we have entered into an agreement with Samsung Neurologica to collaborate regarding the integration of our applications into portable Samsung Neurologica CereTom® CT scanners used in intensive care units, or ICUs, and mobile stroke units, or MSUs. Under the agreements, GE Healthcare’s commercial obligations to us commence upon our receiving CE or FDA approval for our products and IBM Watson Health’s commercial obligations to us currently commence upon our receiving FDA approval for our products. We believe that by leveraging the existing sales and marketing infrastructure of these channel partners, each of which is a leading medical equipment manufacturer, we will be able to achieve high market penetration and user adoption rates.

We recently received designation under the Expedited Access Pathway, which under the 21st Century Cures Act will be converted to Breakthrough Device Program, or Breakthrough, from the U.S. Food and Drug Administration, or the FDA, for Accipio Dx. The Breakthrough program is intended to reduce the time associated with product development by promoting earlier and more interactive engagement with the FDA staff during the development and review of medical devices. The FDA designated Accipio Dx for Breakthrough based on a proposed indication for use in acute ICH diagnoses. The FDA has stated that it does not intend to grant more than a single Breakthrough designation for a given indication.

We have not submitted any Accipio products for FDA approval, but we intend to do so commencing in the second quarter of 2018. We expect to receive FDA approval for Accipio Ix during the third quarter of 2018, and we expect to receive FDA approval for Accipio Dx as well as Accipio Ax in early 2019.

Market Opportunity

The global model diagnostics market is driven in large part by solutions that are applicable in the acute care setting. Decisions made in acute care settings are key to determining hospital admissions and the associated spend, and medical imaging is a key factor in many of those decisions. In addition, acute diseases such as a stroke require critical and time sensitive decisions that directly impact patient outcomes and ultimately the cost of long-term care for that patient.

Despite the advances in medical care, imaging and other diagnostic tools, misdiagnosis remains a common occurrence. In fact, the misdiagnosis rate has remained steady for 30 years. An estimated 30% of diagnostic decisions involving medical imaging result in a misdiagnosis.2 Payors in the U.S. and other systems are increasingly refusing to pay for the cost of care that is the result of misdiagnosis.

Diagnostic tools using AI have the potential to reduce the rate of misdiagnosis with a resulting improvement in patient care and outcomes as well as a reduction in unnecessary or misguided hospital admissions and unnecessary spending. The potential value of this capability is reflected in a 2018 study of radiology professionals and decision makers in which 84% of respondents reported plans to adopt machine learning tools by 2020.

Medical Data Capture, Storage and Synchronization

Medical records maintained by hospitals and other healthcare providers generally comprise two types of patient data: medical imaging (such as CT, MRI, ultrasound and X-ray), also referred to as “unstructured data,” and other records that include data such as age, co-morbidities, medical history, genomic information and laboratory test results, referred to as “structured data.” Collected structured and unstructured patient data is typically stored by healthcare providers in separate information technology, or IT, systems that are not synchronized and do not allow exchanges of information even within an institution. Most medical images are captured and stored in picture archiving and communication systems, or PACS, and radiology information systems, or RIS, which utilize a universal format for image storage and transfer, known as Digital Imaging and Communications in Medicine, or DICOM.

The problem of exchange and synchronization of different types of patient records captured and stored in separate medical IT systems is exacerbated by inherent obstacles to the digitalization, standardization and processing of structured medical data. However, the advent of machine vision, big data and deep learning technologies may unlock the potential of using the entirety of available patient data in clinical care settings.

Shifting Economic Environment in Healthcare

Approaches to diagnosis and treatment of many acute care procedures are being influenced by changes in economic approaches to the delivery of health care. Under the traditional fee-for-service, or FFS, model in the U.S., physicians are paid for each medical test they run. As the population of elderly patients and those with chronic conditions increases, healthcare systems face unsustainable growth in spending coupled with poor health outcomes. In recent years, this has triggered a fundamental shift to payments for health outcomes rather than for service volume. In 2015, the U.S. government announced that 30% of Medicare payments would go toward alternative payment models by end of 2016.3 By 2018, 90% of all Medicare payments will be tied to quality or value, including 50% via alternative payment models.4 Commercial payors and state governments have followed the U.S. federal government in changing to provider payment models, resulting in increasing pressure on healthcare organizations to reduce costs and increase quality.

The passage of the Medicare Access and CHIP Reauthorization Act, or MACRA, in 2015 codified the creation of new payment models, such as accountable care organizations, or ACOs, expanding the number of healthcare professionals delivering care under payment programs that are driven by quality measures. Beginning in 2019, physician payments provided through Medicare will be subject to reduction if providers do not participate in one of two payment schemes created by the quality payment program established by MACRA, either the merit-based incentive payment system, or MIPS, or an alternate payment model, or APM. Under MIPS, physician payments will remain in an FFS model but payments will increase or decrease based on certain quality metrics currently under development. Existing Medicare incentive programs such as the physician quality reporting system, value-based payment modifier program, and meaningful use of health information technology, or Health IT, will be incorporated into the MIPS program. Under the APM option, physicians will be paid through programs such as advanced APMs and patient-focused payment models.

The ongoing replacement of FFS with outcome based payment models increases the need for new, effective and cost-efficient healthcare solutions based on technological innovations. Driven by the changes in laws and regulations and the rising pressure from private payors, we believe that healthcare providers will adopt quality-based programs that provide quality care and seek to prevent transformation of acute conditions into chronic conditions and ultimately significantly reduce the cost of healthcare.

2    Atten Percept Psychophys; 72(5): 10.3758/APP.72.5.1205, 2010, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3881280

3    https://www.cms.gov/Newsroom/MediaReleaseDatabase/Fact-sheets/2015-Fact-sheets-items/2015-01-26-3.html

4    http://www.e-mds.com/50-medicare-payments-be-tied-value-2018

Prevalence and Cost of Misdiagnosis in Stroke and Head Trauma

We believe that there exists a substantial market for diagnostic tools using AI to support decisions made by doctors in acute care settings and we have identified stroke and head trauma as an initial area of focus due to the significance of those areas in acute care as well as the level of misdiagnosis and determination of treatment. Stroke is the leading cause of serious long-term disability among Americans, as reported by the American Heart Association, or AHA. As measured by the Centers for Disease Control and Prevention, or CDC, 795,000 cases of stroke occur annually in the United States and the AHA projects this to increase to 3.4 million cases by 2030.

The total cost of stroke in the United States in 2010 is estimated at $73.7 billion by the AHA; this includes direct costs consisting primarily of medications to treat stroke as well as the costs of healthcare services including those provided in hospitals or nursing homes by professionals such as physicians and home healthcare assistants (making up more than 60% of the total costs) and indirect costs such as lost productivity (making up almost 40% of the total costs). Combined direct and indirect costs of stroke are expected to reach $240 billion by 2030.5 These numbers translate into both significant economic impact and significant market opportunity.

Stroke is also a significant health burden in Europe, a region where we plan to market our products. The 2017 Burden of Stroke in Europe report projected a 34% increase in total number of stroke events in the European Union from 613,148 in 2015 to 819,771 in 2035. In the EU, the direct cost of stroke was estimated at €20 billion in 2015. Seventy-two percent of this was dedicated in-hospital care. However, the direct healthcare costs represent less than half of the total cost of stroke, which was estimated at €45 billion in 2015.

There are two types of stroke: ischemic stroke is caused by lack of blood flow (generally due to a blockage) and hemorrhagic stroke is caused by ICH. Diagnostics and treatment of both types of stroke require assessment for ICH either to confirm the condition or to rule it out. While the symptoms associated with ischemic stroke and hemorrhagic stroke are similar, failure to correctly diagnose and treat the specific underlying condition can be catastrophic.

Treatment for acute ischemic stroke can consist of intravenous lysis (i.e., dissolution) of the clot with the administration of tissue plasminogen activator, which must commence within three hours of first presentation of ischemic stroke symptoms in most patients and is more effective the sooner it is delivered. Ischemic stroke may also be treated by mechanical clot retrieval; recent increases in the time window for this treatment (up to twenty-four hours) are poised to sharply increase the number of patients requiring assessment for intervention. Inaccurate assessment of stroke type may lead to prolonged or exacerbated symptoms and a greater degree of disability or dependence in the daily activities of the recovering stroke patient.

Conversely, hemorrhagic stroke is a medical emergency that requires immediate identification and treatment to mitigate neurological deterioration and avoid otherwise common re-bleeding. According to the AHA, once an aneurysm bleeds, there is an approximately 30% to 40% likelihood of death and an approximately 20% to 35% likelihood of moderate to severe brain damage, even if the aneurysm is successfully treated.6 If the aneurysm is not treated quickly, additional bleeding may occur from the already ruptured aneurysm.

Another acute condition that requires assessment for ICH is head trauma. The CDC has reported that traumatic brain injury is responsible for 1.365 million emergency department visits and 275,000 hospitalizations annually in the United States.7 The economic cost of traumatic brain injury was estimated by CDC at $76.5 billion ($11.5 billion direct medical costs in hospitals) in 2010.8 This estimate did not include non-hospital treatment and more than 31,000 patients treated in Department of Defense and Veterans Administration medical systems. Similar to the case of strokes, failure to identify traumatic hemorrhage can lead to poor outcomes, whereas in cases of substantial bleeding or hemorrhage in specific brain areas, timely neurosurgical intervention can spare brain tissue and improve chances for recovery.

Despite significant advances in medical imaging technologies, diagnostic errors remain common. A recent meta-analysis of studies including over 15,000 patients found that general diagnostic error rates in emergency departments can reach 24-60% depending on clinical presentation.9 In addition, increased error rates have also been observed in community and rural hospitals that may lack specialists trained specifically in stroke diagnosis and treatment.

[5]	https://www.medpagetoday.com/cardiology/strokes/39329
[6]	http://www.strokeassociation.org/STROKEORG/AboutStroke/TypesofStroke/HemorrhagicBleeds/What-You-Should-Know-About-Cerebral-Aneurysms_UCM_310103_Article.jsp#.WoFh3-huYzN
[7]	https://www.cdc.gov/traumaticbraininjury/pdf/bluebook_factsheet-a.pdf
[8]	Morbidity and Mortality Weekly Report Vol. 62, No. 27 (July 12, 2013), pp. 549-552 http://www.jstor.org/stable/24852312 [p.1]
[9]	ED misdiagnosis of cerebrovascular events in the era of modern neuroimaging Neurology 88(15): 1468-1477, 2017 [p.1]

Stroke diagnostics and ICH assessment primarily occur in emergency departments and other urgent care settings, where the initial determination and assessment of patient radiology data are often made by emergency department physicians or other non-neuroradiologists. In many misdiagnosed radiology cases, evidence of a medical condition was present but missed by clinical personnel due to the physician’s lack of specialized training and experience, difficulty of the case and time pressure.

Our Solution

We have developed a proprietary machine vision and deep learning platform that is capable of considering the full richness of unstructured medical images along with a broad range of patient medical records. Our platform combines an AI engine and software solution to process medical data efficiently and with expert-level accuracy. The platform leverages machine vision and deep learning analytics to provide a comprehensive assessment of patient data to detect or rule out a wide range of anomalies. Multiple machine vision, engineering and deep learning features of our platform build the required infrastructure and form a solid foundation for research and future development of multiple diagnostic and decision making support applications.

Our platform is designed to provide physicians with actionable insights and high-impact diagnosis, decision making tools and workflow support. Through AI-based diagnostic support tools, clinicians will be provided with automatically generated 3D and quantitative imaging data, alongside other types of patient records that may be relevant for concurrent analysis. Our deep learning platform is capable of processing a wide range of medical images, including CT, X-ray, ultrasound and MRI. It can also analyze structured patient medical records together with processed radiology data. It enables simultaneous multi-task processing, such as real-time case selection or triage, as well as concurrent processing and assessment of imaging and other patient attributes, including age, co-morbidities, medical history, genomic information and laboratory test results. The solution will deliver these interpretations and analyses of medical images in near real-time.

Our initial product family, Accipio, will provide diagnostic and decision support in identifying ICH in acute care settings. The Accipio family products read and analyze non-contrast CT images, the medical image modality most commonly used in emergency departments for stroke diagnostics. Medical images are analyzed and processed by our proprietary algorithm developed via deep learning, which identifies ROIs characterized by high probability of ICH. Upon completion of processing, final results can be delivered to the physician in a variety of forms, including workflow prioritization in the PACS worklist, case-level signaling, signaling of ROI and its annotation. The application also creates a full 3D image of the brain and makes it available to the physician. To avoid meaningful delays in clinical workflow, our Accipio products are designed to process each case and return results to the physician in under five minutes.

The Accipio product family consists of the following products, which we plan on submitting for approval to the FDA and CE:

●	Accipio Dx is a first-in-class diagnostic for identifying and ruling out the presence of ICH in non-contrast head CT cases. It is designed to allow a clinician to pursue a non-hemorrhage clinical workflow in emergency medicine settings based on the results generated by the Accipio Dx application.

●	Accipio Ax provides CT images with highlighted ROI reflecting areas of suspected intracranial hemorrhage. It is also capable of providing 3D representation of the brain and suspected hemorrhages. These are designed to facilitate clinical decisions based on anatomical and volumetric considerations.

●	Accipio Ix provides a stand-alone identification of ICH at the case-level with output available for integration into workflow tools such as PACS worklists.

We have developed our products to bring diagnostic accuracy and decision making support to physicians, and see our mission in establishing a new industry standard of care that we believe will improve patient outcomes and quality of care, reduce transformations of acute conditions into chronic conditions and reduce costs of healthcare.

We plan to offer our products as “software as a service,” or SaaS, a software licensing and delivery model in which software is licensed on a subscription basis. As part of a broader trend away from an FFS model, we believe the market is also moving from traditional software licenses based on time and usage subscription models, making our SaaS offering a more attractive solution. If approved, we also believe that a significant percentage of clinical physicians and managers of healthcare institutions would opt to continue using our products on a commercial basis assuming positive user experience, improvements in patient outcomes and quality of care, as well as cost savings realization. We therefore anticipate offering our products on an annual subscription basis with unlimited use, and we aim to generate revenues in the form of recurring annual licensing fees.

We believe that the best way to achieve high customer adoption and retention rates is the pre-installation of our software on medical imaging devices and PACS of OEMs with a free trial period followed by commercial use. This model also allows us to extend the potential customer base of our products by including institutions that may be unwilling to make significant upfront payments for adjunct software solutions. We also believe that the enterprise subscription model will maximize the long-term revenue generation potential of our products, while making our revenue stream more predictable.

Our current go-to-market strategy does not contemplate or rely upon governmental or third party payor reimbursement. We may in the future seek reimbursement for our products as a means to expand the adoption of our products and broaden our customer base.

Competitive Strengths

If approved, we believe that our products will significantly improve patient outcomes through better differential diagnosis and will provide significant value in clinical settings characterized by high medical diagnostic error rates and high economic impact due to direct and indirect costs. We believe that improvement in patient outcomes due to better differential diagnosis and treatment, in general, will continue to drive adoption of AI-based diagnostic and decision making support solutions such as ours and that ultimately such solutions can be part of a new standard of care.

More specifically, we believe that our business benefits from the following competitive strengths:

Proprietary AI Platform that Facilitates the Rapid Creation of Highly Accurate Algorithms

We have designed our AI platform to be capable of providing accurate assessments through the concurrent processing of complex 3D medical images and related patient data. The platform is based on our proprietary approach which minimizes the need for a massive amount of data. For every single patient case collected, the platform is able to generate approximately 200 derivative data elements. The platform is supported by proprietary data curation and data management tools, which allow remote experts to rapidly verify and annotate data. Our platform is embedded with continuous machine learning intellectual property that facilitates a highly selective approach to case selection, leading to continuous learning. The platform is designed to handle a wide range of imaging data and multiple forms of structured EMR data, allowing the underlining capabilities of our AI platform to be adapted to any clinical applications that require medical imaging and the related patient data to deliver a differential diagnosis.

Breakthrough Device Designation

In January 2018, we were notified that Accipio Dx had received Breakthrough Device Designation under the FDA’s Expedited Access Pathway, which under the 21st Century Cures Act will be converted to the Breakthrough Device Program. The Breakthrough program is intended to reduce the time associated with product development by promoting earlier and more interactive engagement with the FDA staff during development and review of medical devices. The FDA designated Accipio Dx for Breakthrough based on a proposed indication for use in acute ICH diagnoses. The FDA has stated that it does not intend to grant more than a single Breakthrough designation for a given indication. We believe that this presents a substantial barrier to entry that may dissuade our competitors from pursuing the development of devices with indications that would compete directly with Accipio Dx. For more information on the Breakthrough Device Program, see “Government Regulation – FDA Regulatory and Market Pathway Process –Breakthrough Device Program.”

Access to Market through Commercial Relationships with OEMs

We have signed commercial agreements with leading radiology OEMs, GE Healthcare and IBM Watson Health. In addition to significant market share, our channel partners have extensive sales and support infrastructure, as well as established relationships with healthcare institutions. Commercial distribution of our products pursuant to our agreements with GE Healthcare and IBM Watson Health is scheduled to commence upon receipt of applicable required regulatory approvals. We believe that our relationships with leading OEMs will give us a competitive advantage and position us to capture future market share. Together with our management team’s substantial experience, we believe we are well positioned to capitalize on our advantages and enhance our brand recognition among manufacturers of medical imaging equipment, hospitals, radiologists and other clinical physicians.

Appealing Enterprise Subscription Model Designed to Enhance Product Stickiness

We believe that our SaaS offering based on annual subscriptions will be complementary with current market trends in the healthcare industry. The offering is consistent with the movement away from FFS and towards payments for health outcomes rather than for service volume. We anticipate that clinical physicians and managers of healthcare institutions would opt to continue using our products on a commercial basis after positive user experience, improvements in patient outcomes and quality of care, as well as cost savings realization.

Easily Integrated into Existing Hardware and Software

Our products are designed to be compatible with current DICOM standard compliant devices, including medical imaging scanners, servers, workstations, as well as viewers and PACS and with structured data sources, such as EMR. The integration of our products into existing systems is designed to complement, rather than alter, clinical workflow and to minimize training required for medical personnel. We believe that this approach will help make the adoption and use of our products by healthcare providers seamless, quick and inexpensive.

Experienced Management Team

Our team, led by chairman and chief executive officer, Gene Saragnese, has extensive experience in visual and medical software, machine learning, deep learning and algorithms. Mr. Saragnese is a veteran senior executive in the medical imaging industry having served as the chief executive officer of Philips Imaging and a member of Philips Healthcare’s executive team. He previously headed CT, molecular imaging and image processing divisions in GE Healthcare, served as GE Healthcare chief technological officer and General Manager of GE’s MRI business.

Access to Large Amounts of Data, Enriched by our Additional Verification

We have secured access to large non-public third-party catalogues of clinical studies, including image data and EMR, covering a diverse patient base and a broad range of medical conditions. We receive patient medical data through clinical collaborations with leading healthcare institutions. For our initial applications, we developed a highly selective approach to the choice of head CT studies that are used as training data for our platform. This allows us to favor cases with high algorithmic value for training efficiency while capturing a wide range of imaging OEMs and patient types. We enrich training data received from our clinical partners through a verification and annotation process, which is accelerated and optimized via the use of our proprietary purpose-built software. With each new set of training data entered into and processed by the platform, our algorithms improve their accuracy and predictive value.

Strategy

Our goal is to improve patient outcomes, reduce transformation of acute conditions into chronic conditions, increase quality of care and ultimately reduce costs of healthcare via the application of machine vision and deep learning technologies in acute care settings. We aim to create software tools that will allow physicians to have concurrent access to a wide range of available patient data, provide diagnostic and decision making support and facilitate a better differential diagnosis and treatment. We plan to achieve our goal by implementing a multi-step strategy that includes the elements described below.

Leverage Existing and Develop New Relationships with Channel Partners to Achieve Sales and Global Market Penetration

Commercial distribution of our products under our current contractual arrangements with GE Healthcare and IBM Watson Health is conditional on, and may only commence upon, the receipt of required regulatory approvals. We have not submitted any Accipio products for FDA approval, but we expect to receive our initial approvals for Accipio Ix for the CE Mark accepted in the European Union in the second quarter of 2018 and FDA 510(k) clearance in the third quarter of 2018. As soon as any such regulatory approval is received with respect to any of our current applications, we plan to proceed immediately to commercial distribution of our products in the relevant geographic market via our channel partners. There is no assurance that the FDA will clear any Accipio products for sale, or that CE marks will be obtained for any of our products.

In addition to the existing contractual arrangements with the two channel partners mentioned above and the collaboration agreement we have with Samsung, we plan to continue working to establish new relationships with leading providers in the medical radiology market to develop additional distribution channels, generate revenues and grow our product offering. We also plan to establish a channel support team and develop encouragement programs for channel partners, as well as to invest in sales and marketing to drive greater awareness and adoption of our products in the medical imaging market.

Integrate Accipio Applications into Channel Partners’ Medical Imaging Equipment and Software Platforms

Our initial product family, Accipio, is designed to be integrated into radiology equipment supporting universal software standards in radiology, including DICOM imaging, and routing and storage in PACS/RIS systems. We envisage growth of our product offering and addressable market by creating additional detection, workflow prioritization and decision making support tools for the integration into medical records software platforms. Our goal is to make our products available in every hospital and urgent care unit either on a scanner, in PACS/RIS or via medical records IT solutions. To provide additional flexibility to healthcare providers, we also plan to extend deployment options for our products.

Continue to Develop Scalable Platform and Continuous Learning Technologies; Move into Adjacent Detection and Decision Making Support Opportunities

We intend to continue to invest in enhancing our software and deep learning capabilities and extending our platform to bring the power of AI processing to a broader range of applications with expanded functionality and capabilities. Specifically, we plan to develop additional applications focusing on clinical areas featuring high physician variability and significant economic impact on the basis of our proprietary machine vision and deep learning platform. We believe that our platform will facilitate the development of new applications adjacent to our current product offering by utilizing shared input data, and by reapplying our AI platform, certain machine-trained algorithms and other features. In the area of ICH detection, we expect to develop detection, workflow prioritization and decision making support applications throughout the entire value chain of ICH care, including occlusion assessment and tissue viability analysis. Moving forward, we expect to develop additional products for the detection, workflow prioritization and decision making support applications for skull and spine fractures.

Engage Directly with Healthcare Industry Participants

We plan to seek to cooperate with major healthcare providers to facilitate market adoption of our products. We believe that such institutions are well positioned to directly benefit from improvements in patient outcomes and reduction of cost of care associated with the use of our products. We also believe that the marginal cost of our products compared to potential savings makes it economical for healthcare institutions to adopt our products regardless of whether or not additional costs of purchase of these products will be covered by third-party payors, such as government health care programs and commercial insurance companies. Through cooperation with healthcare providers, we aim to develop and prove an economic model of commercial use of our products in a timely manner. Thereafter, we plan to engage with private insurance plans to develop reimbursement programs encouraging the use of our products. We expect that adoption rates of our products will increase if hospitals and other medical institutions are compensated, in full or in part, for additional costs incurred when purchasing our products.

Expand to Additional Geographies

Our products are subject to regulatory approvals in each of the jurisdictions in which we intend to pursue commercial distribution. We believe that the United States and European Union have the highest potential as our initial geographic markets, and we anticipate receiving initial regulatory clearances beginning in the second quarter of 2018, although there is no assurance that we will receive such clearances on a timely basis, if at all. We also believe that there is a significant opportunity for our products outside these initial markets. For example, there are approximately 60,000 CT scanners in the world, of which more than 55% are located outside the United States and European Union. If and when such approvals are granted, we expect to expand commercial distribution of our products to include such additional geographies. We plan to also work to customize our product offering to reflect clinical indications specific to particular geographies and/or regions.

Our Platform

Our proprietary AI platform is designed to interpret the entirety of patient data by reconstructing 2D medical images into 3D, and concurrently analyzing such images and other patient data, including genomic information, laboratory test results and medical history. It combines machine vision and deep learning technologies. The machine vision technology includes visual processing algorithms and related engineering tasks. It enables our platform “to see” medical images produced by radiology equipment. The deep learning technology attempts to replicate high-level abstraction of processed medical data. It also uses algorithms to build analytical models, meaning the computers “learn” from each new set of input data. We rely on third-party technologies for machine vision functionality of our platform, while all our deep learning algorithms are proprietary.

The proprietary algorithms of our platform are the engines for identifying and extracting meaningful information from medical images and EMR (which we refer to as MaxQ AI Agent) and application software, which supports development with tools for data analysis and validation (MaxQ AI Engine). MaxQ AI Agent is used to identify patient studies that meet our product processing criteria, retrieve them from the relevant storage system, such as PACS, RIS or EMR systems, and extract useful data. MaxQ AI Agent can also dissect a study, create a temporary catalogue and produce an index for ease of search, discovery and analytics. Upon completion of these functions, MaxQ AI Agent transfers extracted and processed data to MaxQ AI Engine for further analyses. MaxQ AI Engine executes multiple computational steps, based on proprietary data processing methods and algorithms developed via machine learning, to identify targeted medical conditions and after processing of a case returns its results to the Agent. The Agent sends the results back to the data storage system for storage and presentation to the user. On the basis of our AI platform, we have developed and intend to continue to develop in the future SaaS-based applications that enable users to identify specific medical conditions by processing and managing patient studies within our platform, running cognitive processes against other data already entered into the platform, developing libraries of reference training sets and sharing results within their PACS/RIS/EMR-system.

Our platform is designed to process various types of unstructured medical images, including CT, X-ray, ultrasound and MRI and many structured patient medical records, including genomic information, laboratory test results and medical history. It enables simultaneous multi-task processing, such as real-time case selection, as well as concurrent processing and assessment of imaging and other patient attributes. It comprises shared learning data and other infrastructure for all our final applications.

We have secured access to large non-public third-party catalogues of clinical studies, including image data and EMR, covering a diverse patient base and a broad range of medical conditions. We use patient studies provided by partner healthcare institutions as input to train our platform. We receive patient medical data through clinical collaborations with leading healthcare institutions that generate, store and administer patient data. We have developed a highly selective approach to the choice of image studies for training purposes, favoring cases that can provide multiple learning points and ensuring a balanced ratio between image data produced using radiology equipment of several major medical equipment manufacturers. Selected patient studies are fact-checked and verified by two actively practicing neuroradiologists not participating in the reader study and, when their professional opinions on a matter differ, a third neuroradiologist is brought in to resolve the case. Thereafter, a set of linguistic terms is assigned to each image of the study for its categorization and assessment. The resulting diverse, anonymized and data are entered into our AI platform for further improvement of the algorithms, including their accuracy and predictive value.

Our platform architecture allows it to be deployed on cloud computing and storage services as well as on premises. While cloud deployment provides customers with greater flexibility, the on-premises option is designed for users who want their content to remain on their secure network for security or transmission cost reasons. Over time, we expect to deploy our platform on a variety of cloud infrastructures and within varying geographic regions and countries, which will be necessary as we pursue our international sales in the future.

Our Products

Our initial product family, Accipio, comprises medical image processing software that uses machine vision and deep-learning algorithms to identify ICH caused by stroke or head trauma in acute care settings. It uses non-contrast CT images, the medical imaging format most commonly used in emergency departments for stroke assessment, as input data. Our Accipio family of products is designed to provide diagnostic and decision making support to qualified physicians in assessing cerebrovascular events for treatment of ICH or ruling it out before commencing or thrombectomy treatment to dissolve or extract the blockage causing ischemic stroke. Products in the Accipio family are designed to integrate into existing clinical workflow, both by leveraging our channel partner software systems already in wide use and by providing rapid results to clinicians, typically within five minutes. In addition, our Accipio products are designed to be used in pre-hospital settings, for example in vehicle-based CT scanning, which would allow for routing the patient to the most appropriate clinical center and commencing the required preparations (e.g., stroke team, thrombolytic preparation) before the patient arrives at a medical facility.

Once approved, we plan to offer our Accipio product family as distinct clinical applications depending on the form in which final results of image processing and assessment are delivered to clinicians:

Accipio Dx. Accipio Dx is our application with extended functionality intended to assist physicians in reliably ruling-out ICH in acute settings that is designed to provide physicians with the results of the analysis from our platform, supplementing the other tools available to the treating physician.

Accipio Ix. Accipio Ix provides (i) workflow prioritization in the picture archiving and communication systems, or PACS, worklist, (ii) case-level signaling of a potential ICH to a reader and/or (iii) case-level signaling of a potential ICH and ROI location(s) to PACS or a reader.

Accipio Ax. Accipio Ax is our application that creates a duplicate, annotated 3D image series and a summary appended to the case with an overview of the case finding, which are provided to a PACS to supplement the original, unaltered CT scan series. Accipio Ax is intended to serve as an adjunct to standard clinical practice for interpreting head CT examinations by focusing clinicians on specific ROIs for identification and further analysis of acute ICH. For example, Accipio can be used in a side-by-side comparison, allowing it to serve as a supplemental view to assist an emergency clinician or radiologist in accurately identifying or ruling out probable ICH.

The image below presents an example of a non-contrast head CT image of a patient with ICH before and after processing by Accipio Ax:

Before	After

All Accipio product are developed under ISO13485 and/or FDA Quality System Regulation design control procedures. These include risk analyses, design reviews, code analysis and controlled verification and validation. Furthermore, all products undergo performance testing using access-controlled clinical data collected under protocols approved or exempted by Institutional Review Boards accredited by the Association for the Accreditation of Human Research Protection Programs and registered with the Office of Human Research Protections.

We are planning to conduct a clinical trial in 2018 to support the approval of Accipio Ax. The MaxQ AI IntraCranial HemORrhage, or ICHOR, trial is expected to be a multi-site, multi-physician retrospective study designed to demonstrate statistically significant improvement in performance when Accipio Ax is used. The study will include clinicians trained in both emergency medicine and general radiologists, as those specialists are the primary intended users for Accipio Ax. The study design has two key benefits. First, as a retrospective record review, we expect the trial to be exempt from prior FDA approval. Second, by collecting historical cases from multiple sites to create an enriched case population and by conducting the clinician reads using a medical imaging core lab, we expect to be able to execute the active phase of the study in as little as four months.

A clinical trial is also planned to support the approval of Accipio Dx. Based on the Breakthrough designation received for this product, we will design the trial in close consultation with FDA. While standard clinical trials require full demonstration of safety and efficacy prior to market entry, as part of the Breakthrough program, the FDA may allow us to defer acquisition of some data to the post-approval phase, pending an acceptable study design. This mechanism is intended to create an opportunity for Breakthrough products to reach the market more quickly than they would otherwise, based on a standard approval process.

Our AI platform is designed for continuous learning. While machine learning and other development activities are conducted at our R&D facilities on a continuing basis, the implementation and integration of the obtained results are performed in cycles. Each cycle comprises a learning and development stage, a freeze of the newly developed code, its validation and performance testing. When performance testing is completed, a new version of the relevant application is released to customers. All machine learning activities subsequent to the relevant code freeze are conducted in the lab and are to be reflected in the next release version of the product.

R&D and New Product Development

We believe our strong research and development, capabilities are one of our principal competitive strengths. Our R&D activities are conducted at our facility in Tel Aviv, Israel. Our team is comprised of dedicated research employees, software engineers, quality engineers, system architects, data scientists and data engineers as well as regulatory experts, who are responsible for the design, development and testing of our platform. Our R&D efforts focus on visual processing algorithms and related engineering tasks, as well as on application software. This includes adding new features and expanding the core technologies that further enhance the usability, functionality, interoperability, reliability, performance and flexibility of our platform.

A critical component of our product development effort is our clinical research partnerships with top tier academic institutions. These collaborations span the range of our efforts and include identification of unmet needs, targeted collection of high-value clinical data, expert input on anatomic and clinical features of pathologies, real-world feedback on clinical workflow, and active participation in clinical research. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of medical image recognition for detection and decision making support in radiology. We believe in leveraging our significant research and development depth and scale to create differentiated products.

As of December 31, 2017, we had 13 full-time employees engaged in research and development. We spent approximately $2.1 million and approximately $3.0 million on research and development activities in the years ended December 31, 2016 and 2017, respectively.

Competition

The market for AI healthcare based systems for clinical decision support is in its early stages of development, but competition in the market has grown rapidly and includes various large, well-capitalized technology companies as well as early stage entrants. It is our intent to initially focus on areas, including acute care, where we do not believe we will be in direct competition with the largest participants in the industry. Although our initial focus is on the development of ICH diagnostic solutions for the emergency room and acute care space, we expect to face increased competition in both this market and other markets where we may expand our platform application.

In March 2018, Zebra Medical Vision announced that it received CE regulatory approval of its newest algorithm that is capable of detecting intracranial hemorrhages of different kinds.

We believe that the principal competitive factors in these markets are performance, breadth of product offerings, access to customers and channel partners, support, conformity to industry standard format for image storage and transfer and compatibility with PACS/RIS, clear regulatory strategy, and total costs. Our ability to remain competitive will depend on the performance of our products and on how well we will be able to maintain, enhance and leverage our relationships with our channel partners. We believe that our platform, approach to the market and knowledge of the economics of the healthcare industry, combined with our strong management team, will enable us to compete effectively.

Intellectual Property

We rely on a combination of patents, trade secrets, non-disclosure agreements, and other intellectual property to protect the proprietary technologies that we believe are important to our business. Our success will depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important inventions and know-how, defend and enforce our patents, maintain our licenses, preserve our trade secrets, and operate without infringing valid and enforceable patents and other proprietary rights of third parties. We also rely on continuing technological innovation to develop, strengthen, and maintain our proprietary position in the field of diagnostic decision making support software devices.

In connection with our AI platform, we own two patents issued abroad as well as four pending applications, both in the United States and abroad, relating to the method for real-time analysis of medical imaging. The issued or allowed patents include: patent No. 2,913,286 (Canada), granted on July 25, 2016 and is renewable on May 25, 2018 and patent No. 242766 (Israel), granted on March 2, 2016 and renewable on May 25, 2020. The patent applications have been filed in the United States, Europe, India and Japan. The European patent application is renewable on May 31, 2018.

Agreements with Imagu and Mirada Medical

Imagu. Pursuant to an agreement, dated April 29, 2015, between us and Imagu Vision Technologies Ltd., Imagu developed customized medical imaging segmentation software for us. On May 17, 2016, we entered into another agreement with Imagu, which licensed Imagu’s software for segmentation, object detection and characterization in images that we use for our Accipio product. Pursuant to this agreement, Imagu provides us with technical programming services to customize the software for our needs and assists us in embedding Imagu’s software in our Accipio product. The term of this Agreement is one year with automatic one year renewals unless terminated in accordance with the agreement.

The agreement was amended on December 22, 2016, to modify the amounts of the license and professional service fees.

Mirada Medical. Pursuant to a Software Reseller Agreement, dated December 30, 2016 between us and Mirada Medical Limited, which we refer to as the Mirada Reseller Agreement, we incorporated Mirada’s medical image registration products into our Accipio product and Mirada appointed us a non-exclusive worldwide reseller of their products. The term of this Agreement is two years with automatic one year renewals unless terminated in accordance with the agreement. Further, pursuant to a Software Development Agreement, also dated December 30, 2016 between us and Mirada Medical Limited, which we refer to as the Mirada Development Agreement, Mirada developed and licenses to us its proprietary image registration software for suitable use with our Accipio product.

Manufacturing

We do not currently own or operate, and do not currently plan to acquire or develop, any manufacturing facilities, as our products are software devices that do not require manufacturing facilities.

Distribution and Revenue Generation

Upon receipt of required regulatory approvals with respect to a product, we intend to distribute our Accipio family of products through our channel partners, who will distribute our products, integrated into their hardware and software products, to hospitals and other customers, to be utilized by physicians, the end-users of our products. We plan to offer our products on an annual subscription basis with unlimited use, and aim to generate revenues in the form of recurring annual licensing fees, with one license covering one application.

We operate in the highly concentrated market segment of medical imaging, with the top six OEMs dominating the market. Such OEMs offer a broad range of products and services, including radiology hardware and software, maintenance and repair, and have established relationships with healthcare providers and sophisticated distribution and customer support infrastructure. We believe that our products, once approved, will not be in competition with products currently offered by any major radiology equipment manufacturer, and therefore we believe that we are well positioned to partner with such OEMs and leverage on their existing relationships and distribution networks. We are working to develop mutually beneficial non-exclusive arrangements based on a revenue share model that would include the pre-installation of our software on medical imaging devices and PACS of OEMs with a free trial period followed by commercial use.

To date, we have entered into agreements with three major medical imaging equipment manufacturers (GE Healthcare, IBM Watson Health and Samsung Neurologica) and are engaged in ongoing negotiations with additional parties with respect to our Accipio family of products.

GE Healthcare. Pursuant to our Collaboration Agreement, dated November 27, 2017, between us and GE, our ICH detection applications will be integrated into GE’s CT imaging solutions as follows:

●	integration of Accipio products into the GE platform, which includes integrating our intellectual property, and may include intellectual property created or developed by us or jointly with GE in performance of the collaboration;

●	validation of performance of Accipio products on the GE platform;

●	piloting the integrated Accipio products at select GE customer locations;

●	securing required regulatory approvals for Accipio products; and

●	introduction of the integrated Accipio products into the market.

After we receive regulatory approval from either CE or the FDA, whichever comes first, GE is required under the Collaboration Agreement to pay us a fee for initial license purchases with additional payments upon purchase of additional licenses.

Our agreement with GE is for an initial term of five years. After the initial term, the agreement will remain in effect until terminated. The agreement may also be terminated upon 30-days written notice in the event of a material breach that is not cured by the breaching party.

IBM Watson Health. Pursuant to an OEM Agreement, dated February 9, 2017, between us and IBM, IBM Watson Health Imaging will distribute our ICH detection applications in North America, China and Europe through its vendor-neutral sales channels to IBM customers with the intention to expand globally to countries in which we obtain regulatory clearances for distribution. Under the OEM Agreement, we and IBM are required to co-operate in the development of a technological solution consisting of our applications, whether as a standalone offering or integrated or bundled with IBM’s and/or any of its third-party suppliers’ intellectual property, including in the building of any electronic interfaces required to permit data exchange between each party’s respective technologies. Further, we are required to collaborate with IBM to promote Accipio products, including development of sales plans, creation of marketing and collateral and meeting with prospective IBM customers.

We are required to support IBM in the evaluation and validation activities by collaborating in identifying and securing appropriate pilot sites and by sending qualified personnel to the pilot sites designated by IBM to assist with consultation and implementation. Prior to FDA approval of Accipio, IBM is entitled to deploy Accipio products at certain customer sites for purposes of validating functionality of and market demand, scoping optimal workflow configuration, and gathering study data to support IBM’s regulatory requirements.

Upon receipt of FDA approval for general marketing and distribution of the Accipio application, IBM is required to pay us a fee in exchange for a number of Accipio licenses, with additional payments upon purchase of additional licenses.

Our agreement with IBM is for an initial term of five years from the date that any Accipio product or other application is cleared by the FDA for marketing and sale to the general US market. After the initial term, the agreement will renew every year automatically unless one party notifies the other in writing 90 days before such renewal. The agreement may also be terminated upon 45-days written notice in the event of a material breach that is not cured by the breaching party. The agreement may be terminated immediately by either party if the other party (i) is insolvent or bankrupt, (ii) is subject of the appointment of a receiver or similar officer, and (iii) has made a general assignment for benefit of all its creditors.

Samsung Neurologica. Pursuant to an agreement, dated December 19, 2016, between us and Samsung Neurologica, we and Samsung agreed to collaborate regarding the integration of our applications into portable Samsung Neurologica CereTom® CT scanners used in ICUs and MSUs. The proof of concept activities include testing and enhancing the Accipio application’s performance on the Samsung Neurologica CT systems as well as the development of integration architectures. Samsung is obligated to pay us a fee for our activities under this agreement, a portion of which has already been paid and the balance of which is due upon completion of the baseline clinical trial and submissions to the FDA. The agreement contemplated that the parties will in good faith negotiate a commercial agreement which will address a “go-to-market” strategy that is consistent with our respective business strategies.

Government Regulation

In the United States, medical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of medical products. Prior to marketing certain medical products, manufacturers are required to obtain permission from the FDA via a product approval or clearance. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to file submissions, refusal to approve or clear products, warning or untitled letters, product recalls, field actions, product seizures, total or partial suspension of production or distribution, refusal to permit the importation of product, injunctions, fines, civil penalties, and criminal prosecution.

International marketing of medical devices is also subject to foreign government regulations, which vary substantially from country to country. For example, the European Union has adopted directives that address regulation of the design, manufacture, labeling, clinical studies and post-market vigilance for medical devices

The following is a summary of regulatory requirements and procedures to which we may be subject.

FDA Regulatory and Market Pathway Process

Class II and Class III Devices

The FDA regulates the development, testing, manufacturing, labeling, storage, recordkeeping, promotion, marketing, distribution, and service of medical devices in the U.S. to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the U.S. to markets outside of the U.S. and the importation of medical devices manufactured abroad.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our current products are expected to be classified as Class II and Class III medical devices.

Class II devices are those which are subject to general controls and most require premarket demonstration of adherence to certain performance standards or other special controls, as specified by the FDA, and clearance by the FDA. Premarket review and clearance by the FDA for these devices is accomplished through the 510(k) premarket notification process. Unless a Class II device is exempt from premarket review, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” in intended use and technology to a “predicate device” that is either:

(i) a device that has grandfather marketing status because it was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

(ii) a device that has previously been cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device in the U.S. The FDA has a statutory 90-day period to respond to a 510(k) submission, or a guidance-based 30-day period for “special” 510(k) submissions which have a more restrictive scope and generally involve more specific or very limited changes to a legally marketed device. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the FDA may deny the request for clearance.

For products that would otherwise be automatically classified as Class III because the technology employed is sufficiently novel or there is no available predicate device enabling it to be classified as a Class I or Class II device, the de novo 510(k) classification process may be available. We would have to be able to describe why the device is low to moderate risk and would more appropriately be classified as Class I or II to be eligible for this regulatory pathway.

If the de novo process is not available for a product, the FDA may classify the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill more rigorous pre-market approval, or PMA, requirements. A PMA application, which is intended to demonstrate that a device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials. The FDA, by statute and regulation, has 180 days to review a PMA application, though the review more often occurs over a significantly longer period of time, and can take up to several years. In approving a PMA application or clearing a 510(k) submission, the FDA may also require some form of post-market surveillance when necessary to protect the public health or to provide additional safety and effectiveness data for the device. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients.

After a device receives FDA 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA application approval. The FDA requires each manufacturer to make the determination of whether a modification requires a new 510(k) notification or PMA application in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA approval for a particular change, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

We have held two face-to-face pre-submission, or Qsub, meetings with the FDA related to the regulatory path for Accipio in 2015 and 2016. Based on the feedback received from the FDA at these meetings and other informal interactions with the FDA, we expect Accipio Ax to be regulated as a Class III device and Accipio Ix to be cleared as Class II under the traditional 510(k) pathway. We believe that the Class III designation for Accipio Ax creates a precedent for devices of this type which will be a significant regulatory barrier to entry for competitor products.

The FDCA also preempts state laws that impose requirements regarding the safety and effectiveness of an FDA-regulated medical device that are different from or more stringent than FDA requirements.  The preemption provisions have been interpreted by courts to only apply to Class III devices that are subject to the PMA pathway. The FDCA’s preemption provisions may not preempt all state laws or prevent all product liability lawsuits or claims.  For example, liability may arise from problems related to the manufacture or production of products, state warranty and consumer protection laws or noncompliance with FDA regulatory requirements. However, the preemption provision limits the scope and applicability of state laws, claims and theories of liability that impose legal or compliance obligations in excess of current FDA requirements related to labeling, approval and other safety and efficacy requirements.   We expect that Accipio Dx and Ax will be Class III devices and Accipio Ix will be a Class II device.

Breakthrough Device Program

The FDA’s Breakthrough Device Program, a program that has grown out of and replaced the earlier Expedited Access Pathway program, is designed to expedite development, assessment and review of devices that “provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions; and that represent breakthrough technologies; for which no approved or cleared alternatives exist; that offer significant advantages over existing approved or cleared alternatives, or the availability of which is in the best interest of patients.”

This status confers a number of benefits on the development path of medical devices. These include:

●	a dedicated FDA team, including senior management engagement, to facilitate development of the device;

●	a defined process for resolving disputes that may arise between the sponsor and the FDA;

●	a commitment to interactive and timely communication between the FDA and the sponsor;

●	increased flexibility in clinical study design;

●	options for data collection in the post-market setting, in place of a full clinical study prior to approval;

●	priority review status, meaning that a sponsor’s submissions will be placed at the top of the relevant review queue and receive additional FDA resources as needed;

●	expedited review and potential deferral of manufacturing and quality systems compliance audits;

●	advance disclosure to the sponsor of the topics of any consultation between the FDA and external experts or an advisory committee;

●	an opportunity for the sponsor to recommend external experts for such consultations;

●	assignment of the FDA staff to address questions by institutional review committees concerning investigational use of the medical device; and

●	any additional steps the FDA deems appropriate to expedite the development and review of the medical device.

Post-Market Compliance

In addition, after a device is placed on the market, numerous FDA and other regulatory requirements continue to apply. These include establishment registration and device listing with the FDA; compliance with medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and compliance with corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. In general, we may not promote or advertise our products for uses not within the scope of our intended use statement in our clearances or make unsupported safety and effectiveness claims. Many regulatory jurisdictions outside of the U.S. have similar regulations to which we may be subject.

Clinical Trials

In addition to the above, we may seek to conduct clinical studies or trials in the U.S. or other countries on products that have not yet been cleared or approved for a particular indication. Additional regulations govern the approval, initiation, conduct, documentation and reporting of clinical studies to regulatory agencies in the countries or regions in which they are conducted. Such investigational use is generally also regulated by local and institutional requirements and policies which usually include review by an ethics committee or institutional review board, or IRB. Failure to comply with all regulations governing such studies could subject the company to significant enforcement actions and sanctions, including halting of the study, seizure of investigational devices or data, sanctions against investigators, civil or criminal penalties, and other actions. Without the data from one or more clinical studies, it may not be possible for us to secure the data necessary to support certain regulatory submissions, to secure reimbursement or demonstrate other requirements. We cannot assure that access to clinical investigators, sites and subjects, documentation and data will be available on the terms and timeframes necessary.

Products manufactured outside the U.S. by or for us are subject to U.S. Customs and Border Protection and FDA inspection upon entry into the U.S. We must demonstrate compliance of such products to U.S. regulations and carefully document the eventual distribution or re-exportation of such products. Failure to comply with all applicable regulations could prevent us from having access to products or components critical to the manufacture of finished products and lead to shortages and delays.

Reimbursement

Our current go-to-market strategy does not contemplate or rely upon governmental or third party payor reimbursement. We may in the future seek reimbursement for our products as a means to expand the adoption of products and broaden our customer base.

To the extent that we adopt a market strategy which is in whole or in part reliant on third party reimbursement, commercial sales of our products will depend in part on the availability of reimbursement from such third-party payors, including government health administrative authorities, managed care providers, private health insurers and other organizations. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services in addition to safety and efficacy and, accordingly, significant uncertainty exists as to the reimbursement status of newly approved devices. Further, healthcare policy and payment reform models and medical cost containment models are being considered and/or adopted in the United States and other countries. Legislative and/or administrative reforms to applicable reimbursement systems may significantly reduce reimbursement for the services in which our products are used or result in the denial of coverage for such services outright. As a result, third-party reimbursement adequate to enable us to realize an appropriate return on our investment in research and product development may not be available for our products.

The Patient Protection and Affordable Care Act

In March 2010, President Obama signed into legislation the Patient Protection and Affordable Care Act, or the ACA, which resulted in sweeping changes across the health care industry. The ACA contained measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs. Radiology examinations represent a significant portion of the cost of providing care, and have therefore been the subject of pricing negotiation, product selection and utilization review. The ACA includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. The ACA continues to be implemented through regulation and government activity but is subject to possible repeal, amendment, additional implementing regulations and interpretive guidelines. The manner in which the ACA continues to evolve could materially affect the extent to which and the amount at which reimbursements are made by government programs such as Medicare, Medicaid and Tricare.

Anti-Kickback Statutes in the United States

The U.S. federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a U.S. federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under U.S. federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other U.S. federal healthcare programs. The reach of the federal anti-kickback statute was broadened by the ACA, which, among other things, amends the intent requirement of the federal anti-kickback statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. The ACA further provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act or the Civil Monetary Penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The U.S. federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice.

Many states have adopted laws similar to the U.S. federal anti-kickback statute. Some of these state prohibitions are broader than the U.S. federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician users in an attempt to procure their business.

U.S. Health Insurance Portability and Accountability Act of 1996

HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, including private payors, or making false statements relating to healthcare matters. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information and which can impose civil or criminal liability for violations of its provisions.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates” — independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

The European Commission is the legislative body responsible for directives with which manufacturers selling medical products in the European Union and the European Economic Area, or EEA, must comply. The European Union has adopted directives that address regulation of the design, manufacture, labeling, clinical studies and post-market vigilance for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be marketed throughout the European Union and EEA. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

We have engaged an EU notified body to provide ISO13485 certification and CE marking services for our products. We have submitted Accipio Ix for approval under this system during the first quarter of 2018. In addition, we believe that further implementations of Accipio Ix as well as Accipio Ax will be approved for CE marking as amendments to the initial Accipio Ix approval. This pathway is designed to minimize the regulatory burden of these approvals and subsequent regulatory activities.

Compliance with Environmental Laws

Our compliance with applicable environmental requirements during the years ended December 31, 2017, 2016 and 2015 has not had a material effect upon our capital expenditures, earnings or competitive position.

Our Company

We were incorporated on October 2, 2013 as an Israeli company. Our principal executive office is located at 76 Yigal Alon Street, 5th Floor, Tel Aviv, Israel 6706701. Our telephone number is +972-3 620 0028. Our website address is www.maxq.ai. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any prospectus supplement.

Employees

As of December 31, 2017, we had 18 total employees: 16 full-time employees (13 of whom were engaged in full-time research and development activities and three of whom were engaged in general administration) and two part-time employees. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Properties

We currently lease office and storage space in Tel Aviv, Israel, which consists of approximately 1,750 square feet. The term of the current lease for our office facility extends through May 2019. Rent expense for the year ended December 31, 2017 was approximately $56,000.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial holder of more than 5% of our ordinary shares is an adverse party or has a material interest adverse to our interest.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of February 1, 2018.

Name	Age	Position	Served as a Director or Officer Since
Eugene (Gene) Saragnese	61	Chairman of the Board and Chief Executive Officer	January 2016
Eitan Machover	56	Director	December 2014
Sim Mann	40	Director	July 2015
Robert Jonathan Mehler	47	Director and Chief Operating Officer	October 2013
Netanel Peri	40	Director	October 2013
Michael Rosenberg	46	Director and Chief Financial Officer	October 2013
Barak Avraham Salomon	48	Director	January 2018
Jacob Cohen, Ph.D.	53	Chief Technology Officer	February 2015

We have set forth below biographical information with respect to our directors and executive officers, including business experience over the course of the past five years (and, in some instances, for prior years):

Directors

Eugene (Gene) Saragnese joined our company as our chairman of the Board and chief executive officer in January 2016. Prior to joining us, Mr. Saragnese served as chief executive officer of Phillips Imaging System, and as a member of the executive team, at Philips Healthcare from April 2009 to May 2015. Previous to that time, he held various positions at G.E. Healthcare from December 1995 through April 2009, including, most recently, Vice President and general manager of Molecular Imaging and Computer Tomography from March 2005 to April 2009, following his role as Chief Technology Officer and Vice President - Global Technology from August 2000 to March 2005, following his roles as general manager global sourcing, general manager global magnetic resonance business, general manager global magnetic resonance engineering. Prior to his time at G.E., Mr. Saragnese served in the Aerospace industry as program director of I.N.T.E.L.S.A.T at Lockheed Martin, and as manager of spacecraft groups at R.C.A. Astrospace and G.E. Astrospace prior to that time. Mr. Saragnese serves as chairman of the Board of Mirada Medical since September 2015. He holds a BS degree in Mechanical Engineering from Rutgers University.

Eitan Machover has served as a director of our company since December 2014. Mr. Machover has been the Principal and Owner of EM Advisory Services since August 2011. Mr. Machover is a Partner at Ziegler Meditech Equity Partners, L.P., a fund specializing in the medical device space, since January 2006. He serves as the fund’s representative on the board of directors of numerous public and private companies, including: Brenmiller Energy, Ltd. (TASE:BNRG), since July 2017; WCG Properties, Ltd. (TASE:WCG.B2), since June 2017; Electra Real Estate (TASE:ELCRE), since October 2014; Related Commercial Portfolio, Ltd. (TASE:RLCM.B1), since July 2015; and Medigus, Ltd. (TASE:MDGS, NASDAQ:MDGS), since September 2016. Mr. Machover served as chief executive officer at Enhanced Surface Dynamics Inc. (Wellsense) from January 2013 to April 2014. He was the VC Partner at Meditech Advisors LLC from January 2003 to August 2011. Mr. Machover previously held various business development and M&A positions at GE Capital in the U.S., Europe and Asia from 1989 until May 2010, and led integrations into GE’s Israeli operations, having been named the National Executive for General Electric Israel, overseeing all of GE’s activities in Israel. Mr. Machover holds a BS in Business Communications from Emerson College and MBA in Finance and Marketing from Boston College.

Sim Mann Sim Mann has served as a director of the Company since July 2015. Mr. Mann serves as a general partner and chief strategy officer at Exigent Capital, and is responsible for that firm’s private equity, venture capital, and Israel focused investments. Prior to joining Exigent in June 2015, Sim invested over $1b in distressed debt and special situation investments in Europe and Israel on behalf of York Capital Management, a global investment firm. During his time at York from 2008-2015, Sim played a key role in three of the largest corporate debt restructurings in Israel’s history and was also intimately involved in early to late stage technology investments and multi-jurisdictional European public and private credit opportunities. Sim serves as a director on multiple portfolio companies including InSightec, ARQ, and StorePower.

Robert Jonathan Mehler, a cofounder of our Company, has served as a director of our company since October 2013 and as our chief operating officer since January 2015. Mr. Mehler served as vice president, business operations at GENBANDfring (NASDAQ: RBBN), a global Over-the-Top (OTT) platform enabling Communications Service Providers (CSPs) to provide instant messaging, voice and video services to their subscribers, from Sept. 2012 until November 2015. Vice President, Customer Operations at ActivePath Inc. (formerly, PostalGuard Ltd.) from May 2009 until May 2012. Mr. Mehler has over 10 years of hi-tech business management experience primarily in the financial services industry. He held management positions at ObserveIT, Correlix (TSA Associates), Gotham Technology Group, and was a Venture Consultant at Genesis Partners, one of Israel’s leading Venture Capital funds, as well as a Senior Consultant at Arthur Andersen Business Consulting.  Robert holds a B.A. in Middle Eastern Studies and Languages from Columbia University.

Netanel Peri, a cofounder of our Company, has served as a director since October 2013. Mr. Peri served as our chief innovation officer since October 2013 until February 2018. Mr. Peri has over 15 years of experience in a wide range of entrepreneurial roles, including related to military defense systems and medical technologies. Prior to joining our company, Mr. Peri served as Vice President of Business Development at Erica Carmel Ltd., a company that developed solutions for healing trauma burns, from January 2008 to December 2011. Prior to that time, he served as an attorney at an Israeli law firm from January 2004 to August 2007. Mr. Peri is a graduate of Bar Ilan Law School.

Michael Rosenberg, a cofounder of our Company, has served as a director and chief financial officer of our company since October 2013. Prior to joining our company, he served as CFO at Pursway, Ltd. (acquired by IPG Media Brands) a machine learning marketing management company from June 2010 until August 2014. Prior to that time, Mr. Rosenberg served as Executive Vice President at Telecontinuity, Inc. from August 2003 through October 2009. Prior to that time, Mr. Rosenberg served as Vice President of Professional Services and Corporate Development of Elcom International from June 1994 until July 2003. Mr. Rosenberg earned a BA in Economics from Yeshiva University.

Mr. Barak Salomon has served as a director of our Company since January 2018.  Mr. Salomon has extensive experience in private equity investments in the technology and industrial sectors.  Currently, Mr. Barak is heading NTT DOCOMO Ventures activities in Israel.  Mr. Barak serves as board member at Amir Marketing & Investments, an Israel-based public company, where he is a member of the Audit committee and the chairman of the compensation committee. In addition, Mr. Barak is a non-executive board member at Albert Technologies Ltd. (formerly Adgorithms Ltd.), where he also a member of the Audit committee and the chairman of the compensation committee.  Previously, Mr. Barak was with Viola Private Equity, a technology growth capital and buyout fund, managing all the investment team and executing investments in the technology and industrial sectors. Prior to Viola, Mr. Barak worked in the Technology group of Apax Partners in Israel. Mr. Barak holds an MBA from the MIT Sloan School of Management and a Bachelor’s degree in mathematics and computer science (cum laude) from Bar Ilan University in Israel.

Executive Officers (who are not Directors)

Jacob Cohen, Ph.D. has served as our chief technology officer since February 2015. Prior to that time, Dr. Cohen served as Algorithm Activity Leader at Orbotech Ltd. (NASDAQ: ORBK) from May 2013 to January 2015, and, before that, as Algorithms Group Manager at NOVA Measuring Instruments Ltd. (NASDAQ: NVMI) from December 2011 to May 2013. Prior to that time, he served as a program manager at Hewlett Packard’s Indigo Division from March 2011 to January 2012, and, prior to that time, in various roles at Applied Materials (NASDAQ:AMAT) from January 1999 to January 2009. Dr. Cohen earned a PhD in Physics from Ben Gurion University of the Negev.

Arrangements Concerning Election of Directors; Family Relationships; Legal Proceedings

Our current board of directors consists of seven directors. Prior to closing of this offering, we will appoint two external directors, in accordance with the Companies Law, whose appointment is subject to ratification at a shareholders meeting to be held within three months following the closing of this offering. Pursuant to our preexisting articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. All such rights to appoint directors will terminate upon the closing of this offering, although currently-serving directors (other than external directors) who were elected prior to this offering will continue to serve pursuant to their election until our 2018 annual general meeting of shareholders, at which their current term as directors will expire. Furthermore, the agreements among our shareholders pursuant to which certain of our directors (other than our external directors) were elected have been terminated prior to this offering.

There are no family relationships among our executive officers and directors. To our knowledge, there have been no material legal proceedings as described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission, or the Commission, that are material to an evaluation of the ability or integrity of any of our directors or executive officers (in the last ten years) or our control persons (in the last year).

Corporate Governance Practices

Under the Israeli Companies Law, 5759-1999, or the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. This is the case even if our shares are not listed on the Tel Aviv Stock Exchange. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market, or the NASDAQ Listing Rules, and other applicable provisions of U.S. securities laws to which we will become subject upon the closing of this offering and the listing of our ordinary shares on the NASDAQ Capital Market. While we are incorporated under Israeli law, we do not qualify as a foreign private issuer as defined under the relevant U.S. securities laws. Therefore, we must comply with the rules generally applicable to U.S. domestic companies whose shares are listed on the NASDAQ Capital Market and are not eligible to opt out from certain corporate governance requirements under the NASDAQ Listing Rules and to instead comply with corresponding “home country” Israeli law requirements, as is often elected by NASDAQ-listed Israeli companies.

Board Practices

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. Because our chief executive officer also serves as the chairman of the Board, his service in both of those capacities simultaneously requires the approval of our shareholders, at an extraordinary meeting that we will need to hold within three months following the closing of this offering. At that meeting, the service of our chief executive officer and chairman of the Board in those two capacities can be approved for a period of up to three years. We may, at the conclusion of that three-year period, and again in the future, seek further shareholder approval for the renewal of that approval for up to an additional three years at a time. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association that will be effective prior to the closing of this offering, our board of directors must consist of not less than           but no more than           directors, including two external directors, to the extent that we are then required to appoint external directors under the Companies Law. At any time the minimum number of directors (other than the external directors, if then required) shall not fall below two. We elected two external directors prior to the closing of this offering. The election of the external directors will be subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering. Assuming that we are required to maintain their service on the board, our external directors will serve for a period of three years pursuant to the requirements of the Companies Law. Under our amended and restated articles of association, all of our other directors will be elected on an annual basis, to serve until the next annual meeting of shareholders, and until their successors are elected and duly qualified. External directors (if required to serve) must be elected by a special majority of shareholders, while other directors may be elected by an ordinary majority of the voting power present and voting, in person or by proxy, at each annual meeting.

All directors (other than external directors) may be removed by a vote of           % of the voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors.”

In addition to election by our shareholders, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board, for a term of office equal to the remaining term of office of the director(s) whose office(s) was vacated.

Under the NASDAQ Listing Rules, we are required to have a majority of the directors on our board of directors qualifying as “independent directors.” Prior to the approval of listing on NASDAQ Capital Market, our board of directors will consist of a majority of directors who are independent. The definitions of “independent director” under the NASDAQ Listing Rules and “external director” under the Companies Law overlap to a certain extent such that we would generally expect the two directors who will serve as external directors to satisfy the independence requirements under the NASDAQ Listing Rules. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment, which is similar to the corresponding standard for an independent director under the NASDAQ Listing Rules.

In accordance with the requirement under the NASDAQ Listing Rules, an independent nominating committee—our nominating and governance committee, which is described below—will recommend, and our board of directors as a whole will approve, the identity of nominees for director who are subject to election by our shareholders at annual general shareholder meetings.

Under the Companies Law and our amended and restated articles of association, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination (together with certain documentation required under the Companies Law) has been delivered to our registered Israeli office within seven days after we publish notice of an upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “—External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. The Companies Law regulations exempt certain companies from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of the board of directors. A company’s eligibility for that exemption is conditioned upon: (i) the continued listing of its ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (as defined below) of the company under the Companies Law; and (iii) a company’s compliance with the NASDAQ Listing Rules requirements as to the composition of (a) the board of directors and (b) the audit and compensation committees of the board.

Because entities affiliated with Exigent Capital are collectively expected to meet the definition of a controlling shareholder under the Companies Law following the closing of this offering, we will not be eligible for the foregoing exemption from the requirement to elect external directors. Consequently, we intend to elect two external directors prior to the closing of this offering, which election will be subject to ratification at a meeting of our shareholders to be held no later than three months following the closing of this offering. Upon such ratification, both external directors will serve on each of our audit committee, compensation committee, and nominating and governance committee.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for two additional three-year terms if nominated by the board and reelected by the shareholders in accordance with the same special majority described above for purposes of initial election. In addition, for companies such as ours (prospectively) whose shares are listed on certain foreign stock exchanges, including the NASDAQ Capital Market, external directors may be reelected for an unlimited number of additional terms of three-years each, provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her election and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was elected as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as the chief executive officer (referred to in the law as a general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company, including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director. The restriction does not apply to the service of the former external director as an ordinary director to the extent that a company is then exempt from the external director requirement and elects to be governed by that exemption.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. That dual gender requirement for the board applies even if a company opts out from the external director requirement. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Of the two external directors whom we elected prior to the closing of this offering, one possesses accounting and financial expertise and the other possesses professional qualifications.

Board Committees

Audit Committee

We have appointed each of         (chair),         and         to serve on the audit committee of our board of directors, effective upon the listing of our ordinary shares on the NASDAQ Capital Market.

Companies Law Composition Requirements

Under the Companies Law, the board of directors of a public company is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (to the extent we are then required to have them serving on the board), one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, under the Companies Law, the majority of the directors serving on the audit committee of a publicly traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirements that the director (i) be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed for trading outside of Israel) and (ii) possess accounting and financial expertise or professional qualifications; and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

None of the foregoing Companies Law-based composition requirements for the audit committee applies to the extent that we are eligible, and have elected, to exempt our company from the external director requirements.

NASDAQ Composition Requirements

Under the NASDAQ Listing Rules, we will be required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All of the prospective members of our audit committee are independent directors in accordance with Rule 10A-3(b)(1) under the Exchange Act and satisfy the independent director requirements under the NASDAQ Listing Rules.

All members of our audit committee meet the requirements for financial literacy under the NASDAQ Listing Rules.        is an audit committee financial expert as such term is defined in the rules of the Securities and Exchange Commission, or the Commission.

Audit Committee Role

Our board of directors intends to adopt an audit committee charter effective upon listing of our ordinary shares on the NASDAQ Capital Market, that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the Commission and the NASDAQ Listing Rules, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law (and, in certain cases, the NASDAQ Listing Rules as well), our audit committee will be responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

(iii)	establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

(iv)	where the board of directors approves the work plan of the internal auditor, examining such work plan before its submission to the board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to fulfill his responsibilities;

(vi)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(vii)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists entirely of unaffiliated directors, including at least one external director (to the extent then required).

Compensation Committee

We have appointed each of          (chair),              and             to serve on the compensation committee of our board of directors, effective upon the listing of our ordinary shares on the NASDAQ Capital Market.

Companies Law Composition Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (to the extent then required to serve on the board), who must generally (including in the case of our company, which has a controlling shareholder) constitute a majority of the members of the compensation committee. Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same limitations as the audit committee under the Companies Law as to who may be a member of the committee. The prospective composition of our compensation committee meets the foregoing Companies Law requirements.

NASDAQ Composition Requirements

Under the NASDAQ Listing Rules, we will be required to maintain a compensation committee consisting of at least two members, each of whom is an independent director. In affirmatively determining the independence of any director who will serve on the compensation committee of the board of directors, the board must consider all factors relevant to determining whether a director has a relationship to the company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

All of the prospective members of our compensation committee are independent directors in accordance with the foregoing standard under the NASDAQ Listing Rules (which reflects the requirements of Rule 10C-1(b)(1) under the Exchange Act).

Compensation Committee Role

Our board of directors intends to adopt a compensation committee charter effective upon our listing of our ordinary shares on the NASDAQ Capital market, setting forth the responsibilities of the compensation committee, which include:

●	the responsibilities to be set forth in our compensation policy (as described below under “—Compensation Policy”);

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Compensation Policy

Under the Companies Law, the duties of the compensation committee include recommending to the company’s board of directors a policy regarding the terms of engagement of office holders, which we refer to as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires what we refer to as a Special Majority Compensation Approval. A Special Majority Compensation Approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Under the Companies Law, subject to certain conditions, the board of directors may adopt the compensation policy even if it is not approved by the shareholders. Prior to the closing of this offering, we will adopted a compensation policy, as described below, which policy serves as an exhibit to the registration statement of which this prospectus forms a part.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business plan and its long-term strategy, and the creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider additional factors, including:

●	the education, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms offered and the cost of the compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors;

●	the possibility of setting a limit on the exercise value of non-cash variable share-based compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, share-based compensation; and

●	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Nominating and Governance Committee

In accordance with the requirements of the NASDAQ Listing Rules, we have appointed each of (chair), and to serve on the nominating and governance committee of our board of directors, effective upon the listing of our ordinary shares on the NASDAQ Capital Market. Each of the foregoing prospective members of this committee is an independent director under the NASDAQ Listing Rules.  As further required under those rules, our board of directors intends to adopt a nominating and governance committee charter, effective upon listing of our ordinary shares on the NASDAQ Capital Market that sets forth the responsibilities of the nominating and governance committee, which include:

●	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

●	assessing the performance of the members of our board; and

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our company.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on its behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. We intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed above in the table under “—Directors and Executive Officers” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any conflict of interest (referred to under the Companies Law as a personal interest) that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an action or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such person has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of his or her duty of loyalty. However, generally, a company may only approve a transaction or action in which an office holder has a personal interest that is in the best interests of the company. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors. If such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is further subject to a Special Majority Compensation Approval. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and, subject to certain exceptions, shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority Compensation Approval. If shareholders of a company do not approve the compensation terms of office holders, other than directors, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.

Generally, a person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the board of directors or audit committee (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee (as applicable), the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement of a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting are voted in favor of the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors or the chief executive officer, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee or the compensation committee, as the case may be, and board of directors.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include a controlling shareholder, a shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and a shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association which are effective prior to the closing of this offering include such a provision. A company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court; however, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

Our amended and restated articles of association that are effective prior to the closing of this offering permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association and the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics effective upon listing of our ordinary shares on the NASDAQ Capital Market, applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 406 of Regulation S-K promulgated by the Commission. Upon closing of this offering, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.maxq.ai. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to, or grant any waiver, including any implicit waiver, from, a provision of the Code of Business Conduct and Ethics, we will disclose the required information concerning such amendment or waiver on our website to the extent required by Item 5.05 of Form 8-K, including the extent that such amendment or waiver applies to our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, and relates to standards promoting any of the values described in the foregoing definition of “code of ethics.” We will provide a copy of our code of ethics without charge upon written request to MaxQ AI Ltd., Attention: chief financial officer, 76 Yigal Alon Street, 5th Floor, Tel Aviv, Israel 6706701.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as one of our directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our named executive officers, Gene Saragnese, our chairman and chief executive officer, Michael Rosenberg, our chief financial officer and Robert Jonathan Mehler, our chief operating officer, during the years ended December 31, 2017 and 2016. Messrs. Rosenberg and Mehler are compensated in NIS. Amounts paid to those executives for Salary, Bonus and All Other Compensation were originally denominated in NIS and were translated into U.S. Dollars at the following exchange rates: NIS 3.997 per $1 for the year ended December 31, 2016 in accordance with the rate published by the IRS and an exchange rate of NIS 3.746 per $1 for the year ended December 31, 2017 in accordance with the rate published by the IRS.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(1)	Share Awards ($)(2)		Option Awards ($)(3)		All other Compensation ($)		Total ($)
Gene Saragnese Chairman of the Board and	2017	$250,000	$100,000	$8,044,106	(4)	$462,723	(5)	$12,983	(6)	$8,869,812
Chief Executive Officer	2016	$250,000	$100,000	$—		$—		$22,188	(6)	$372,188

Michael Rosenberg	2017	$186,841	$—	$1,608,826	(7)	$177,728	(8)	$33,925	(9)	$2,007,320
Chief Financial Officer	2016	$219,897	$—	$—		$—		$45,889	(9)	$265,786

Robert Jonathan Mehler	2017	$181,833	$—	$1,608,826	(10)	$177,728	(11)	$37,945	(12)	$2,006,332
Chief Operating Officer	2016	$209,052	$—	$—		$—		$54,812	(12)	$263,864

(1)	The amounts shown in these columns reflect salary and annual performance-based bonus for performance during the relevant period irrespective of when such salary and bonus was paid. For more information, see “— Narrative Disclosure Regarding Summary Compensation Table — Management Bonus Awards.”

(2)	The amounts shown in this column reflect the aggregate grant date fair value of restricted share awards computed in accordance with FASB ASC Topic 718. See Note 2 of the Notes to our Financial Statements included elsewhere in this prospectus.

(3)	The amounts shown in this column reflect the value of options to purchase ordinary shares granted to the named executive officers during the relevant periods. The values represent the grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718. See Note 2 of the Notes to our Financial Statements included elsewhere in this prospectus.

(4)	Consists of the value of 66,316 RSUs that vest as follows: one-third when the trading price per ordinary share reaches a multiple of 1.25 of the initial price per share of this offering, one-third when the trading price per ordinary share reaches a multiple of 1.75 of the initial price per share of this offering, and one-third when the trading price per ordinary share reaches a multiple of 2.25 of the initial price per share of this offering.

(5)	Consists of options to purchase 38,147 ordinary shares granted to Mr. Saragnese during the year ended December 31, 2017. Such options are currently exercisable.

(6)	The amount set forth represents reimbursement to Mr. Saragnese for health insurance premiums.

(7)	Consists of the value of 13,263 RSUs that vest as follows: one-third when the trading price per ordinary share reaches a multiple of 1.25 of the initial price per share of this offering, one-third when the trading price per ordinary share reaches a multiple of 1.75 of the initial price per share of this offering, and one-third when the trading price per ordinary share reaches a multiple of 2.25 of the initial price per share of this offering.

(8)	Consists of options to purchase 14,652 ordinary shares granted to Mr. Rosenberg during the year ended December 31, 2017. 3,358 of those options are currently exercisable or will be exercisable within sixty days.

(9)	See “All Other Compensation Table” below.

(10)	Consists of the value of 13,263 RSUs that vest and become available for cash exercises as follows: one-third when the trading price per ordinary share reaches a multiple of 1.25 of the initial price per share of this offering, one-third when the trading price per ordinary share reaches a multiple of 1.75 of the initial price per share of this offering, and one-third when the trading price per ordinary share reaches a multiple of 2.25 of the initial price per share of this offering.

(11)	Consists of options to purchase 14,652 ordinary shares granted to Mr. Mehler during the year ended December 31, 2017. 3,358 of those options are currently exercisable or will be exercisable within sixty days.

(12)	See “All Other Compensation Table” below.

All Other Compensation Table

The “All Other Compensation” amounts set forth in the Summary Compensation Table above consist of the following:

		Pension Fund ($)	Education Fund ($)(1)	Severance Fund ($)	Disability ($)	Social Security ($)	Total
Michael Rosenberg	2016	$6,883	$9,423	$10,466	$584	$6,568	$33,925
	2017	$8,897	$12,213	$13,565	$1,598	$9,527	$45,889

Robert Mehler	2016	$7,479	$10,470	$11,629	$1,581	$6,784	$37,945
	2017	$10,844	$14,896	$16,544	$2,893	$9,636	$54,812

(1)	Education fund is a customary benefit provided to employees based in Israel. An education fund is a savings fund of pre-tax contributions to be used after a specified period of time for educational or other permitted purposes.

Narrative Disclosure Regarding Summary Compensation Table

Employment Agreements

We have entered into written employment arrangements with each of our named executive officers. A description of each of these arrangements follows.

Gene Saragnese. On December 30, 2015, we entered into an employment offer letter with Gene Saragnese with respect to his employment as our chairman and chief executive officer, effective as of January 1, 2016 and modified on March 14, 2016. Mr. Saragnese’s employment offer letter has no specific term and provides that Mr. Saragnese is an at-will employee. Consequently, we may terminate Mr. Saragnese’s employment at any time, for any reason or for no reason, with or without cause, upon immediate notice. Mr. Saragnese may similarly resign his employment at any time upon immediate notice to us.

Under the employment offer letter, Mr. Saragnese’s annual base salary is $250,000. In addition to base salary, Mr. Saragnese is entitled to receive customary benefits under our health and dental, and other benefit plans. Pursuant to the letter, if we meet certain annual corporate objectives, Mr. Saragnese is furthermore eligible for a prorated annual bonus of up to $100,000, to be paid each December, in accordance with the terms and conditions set by our board each year. The actual bonus amount for each year is determined based upon the extent to which we and/or Mr. Saragnese achieve performance goals mutually agreed to by Mr. Saragnese and the board for that year. In the event that Mr. Saragnese will transition to the single role of chairman he will be entitled to an annual salary of $120,000.

In addition to annual compensation, Mr. Saragnese was also granted 66,316 RSUs and options to purchase 38,147 ordinary shares. The terms of those grants are governed by our 2015 Plan. The options vested, subject to Mr. Saragnese’s continued engagement as our chairman and/or our chief executive officer, on a monthly basis, and became fully vested on December 31, 2017.

In the event that we terminate his engagement as our chairman without cause (as defined in the employment offer letter) or he terminates his engagement for good reason, then upon execution of a customary separation agreement and general release of claims satisfactory to our company, Mr. Saragnese will be entitled to six months of salary continuation at his then-current rate of base compensation, will retain any vested restricted ordinary shares, and will have the right to exercise his vested options for six months post-termination. Mr. Saragnese’s options and restricted ordinary shares shall vest as to 25% if Mr. Saragnese is terminated without cause or he terminates his engagement for good reason if the termination occurs between six and twelve months following the effective date, 50% if the termination occurs between thirteen and twenty-four months following the effective date, 75% if the termination occurs between twenty-five and thirty-six months following the effective date, and 100% if the termination occurs thirty-seven months following the effective date.

In the event of a change of control (as defined in the employment offer letter), so long as Mr. Saragnese is employed as our full-time chief executive officer immediately prior to the change of control, then (a) all of the options shall vest immediately, and (b) 50% of any unvested restricted ordinary shares shall vest immediately, and (c) the other 50% of any unvested restricted ordinary shares shall vest automatically, if 12 months following the change of control his employment is terminated without cause, or he terminates his employment for good reason (as defined in the employment offer letter). In addition, all RSUs granted to Mr. Saragnese shall vest immediately upon the consummation of a merger or sale (as defined in the 2015 Plan).

As part of his employment, Mr. Saragnese is party to a standard employee Non-Disclosure, Unfair Competition and Ownership of Inventions Undertaking in our favor.

Robert Jonathan Mehler. Pursuant to an employment agreement between the Company and Robert Jonathan Mehler, dated as of April 1, 2016, Mr. Mehler serves as the Company’s chief operating officer. The agreement provides for a monthly gross salary of NIS 65,000, including a travel benefit of NIS 3,000, constituting an annual gross salary of NIS 780,000, which as of February 8, 2018, equaled approximately $223,135, plus pension and other benefits. The agreement contains, among other things, a confidentiality obligation, a covenant not to compete, and an assignment of inventions.

Either party may terminate the agreement at its discretion upon 90 days’ notice. In addition, the Company may terminate the agreement without notice upon (a) material breach of duty of loyalty, willful damage to company property, involvement in competing activities, or any breach of other specific covenants or (b) material breach of any provision of agreement which, if curable, is not cured within 7 days of receiving warning from the Company or (c) indictment for a criminal violation (other than a violation punishable only by fine) or involvement in sexual harassment in connection with his work at the Company, (d) Mr. Mehler’s subjecting himself to a conflict of interest, or (e) any other circumstance in which an employee can be fired by Israeli law without notice.

Michael Rosenberg. Pursuant to an employment agreement between the Company and Michael Rosenberg, dated as of April 1, 2016, Mr. Rosenberg serves as the Company’s chief financial officer. The agreement provides for a monthly gross salary of NIS 65,000, including a travel benefit of NIS 3,000, constituting an annual gross salary of 780,000 NIS, which as of February 8, 2018, equaled approximately $223,135, plus pension and other benefits. The agreement contains, among other things, a confidentiality obligation, a covenant not to compete, and an assignment of inventions.

Either party may terminate the agreement at its discretion upon 90 days’ notice. In addition, the Company may terminate the agreement without notice upon (a) material breach of duty of loyalty, willful damage to company property, involvement in competing activities, or any breach of other specific covenants or (b) material breach of any provision of agreement which, if curable, is not cured within 7 days of receiving warning from the Company or (c) indictment for a criminal violation (other than a violation punishable only by fine) or involvement in sexual harassment in connection with his work at the Company, (d) Mr. Rosenberg’s subjecting himself to a conflict of interest, or (e) any other circumstance in which an employee can be fired by Israeli law without notice.

2015 Share Incentive Plan

In October 2015, we adopted our 2015 Share Incentive Plan, or the 2015 Plan. The 2015 Plan permits the grant of options, restricted shares and other share-based awards to our directors, employees, officers, consultants, advisors and service providers, among others.

As of December 31, 2017, the reserved pool under our 2015 Plan was 312,054 ordinary shares. As of December 31, 2017, we had granted (i) options under the 2015 Plan with respect to 109,312 ordinary shares, and (ii) RSUs with respect to an additional 106,105 ordinary shares, which RSUs will become effective upon the closing of this offering. There are 70,110 ordinary shares available for future equity award grants under the 2015 Plan and an additional 26,526 ordinary shares available for future grant of RSUs under the 2015 Plan. No grants may be made under the 2015 Plan after October 2025, although the 2015 Plan will remain in effect until the expiration of all outstanding awards granted prior to that time. The 2015 Plan is administered by our board of directors or a committee designated by our board of directors, which determines, subject to Israeli law, the grantees of options, the terms of the options, including exercise prices, vesting schedules, acceleration of vesting, the type of option and the other matters necessary or desirable for, or incidental to the administration of the 2015 Plan. The 2015 Plan provides for the issuance of options under various tax regimes including, without limitation, pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance.

The 2015 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gains track” provisions of Section 102(b)(2) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2015 Plan generally vest over four years commencing on the date of grant, such that 25% vests on the first anniversary of the date of grant and an additional 6.25% vests at the end of each subsequent three-month period thereafter for 36 months. Under the 2015 Plan, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death, his or her legal successor, may exercise options that have vested prior to termination within a period of one year after the date of termination. If a grantee’s employment or service is terminated for cause, all of the grantee’s vested and unvested options expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days after the date of termination. Any expired or unvested options are returned to the pool for reissuance.

The 2015 Plan provides that in the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options against payment in cash in an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or its designated committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors shall deem, in good faith, appropriate. In the case of a share split (forward or revenue), share dividend, recapitalization or similar adjustment affecting our outstanding share capital, the exercise price and the number and/or type of shares issuable upon exercise of options under the 2015 Plan shall be adjusted accordingly.

Options granted under the 2015 Plan to U.S. residents may qualify as incentive stock options within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

The following table presents certain data for our 2015 Plan as of December 31, 2017.

Plan	Total ordinary shares reserved under plan	Shares available for future grants under plan		Aggregate number of options exercised	Aggregate number of options outstanding		Weighted average exercise price of options outstanding
2015 Share Incentive Plan	312,054	96,636	(1)		109,312	(2)	$10.90

(1)	70,110 ordinary shares are available for future equity award grants and 26,526 ordinary shares are available for future grant of RSUs.

(2)	In addition to the 109,312 shares underlying outstanding options under the 2015 Plan, RSUs with respect to an additional 106,105 ordinary will become effective upon the closing of this offering.

Outstanding Equity Awards at Fiscal Year End

The following table provides information on the current holdings of restricted shares and options by our named executive officers at December 31, 2017.

Option Awards(1)						Share Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)		Market Value of Shares or Units of Shares That Have Not Vested(5) ($)
Gene Saragnese	1/1/2016(2)	38,147	0	$12.13	12/31/2026	—		—
	—	—	—	—	—	66,316	(3)	$1
Michael Rosenberg	1/1/2017(4)	3,663	10,989	$12.13	12/31/2027	—		—
	—	—	—	—	—	13,263	(3)	$1
Robert Jonathan Mehler	1/1/2107(4)	3,663	10,989	$12.13	12/31/2017	—		—
	—	—	—	—	—	13,263	(3)	$1

(1)	All of the option awards were granted under the 2015 Plan, the terms of which plan are described above under “— Narrative Disclosure Regarding Summary Compensation Table — 2015 Share Incentive Plan.”

(2)	The shares subject to this option grant vested in 720 equal parts daily over the course of the two-year period following the grant date, and are fully vested as of December 31, 2017.

(3)	The RSUs vest and become available for cash exercise as follows: one-third when the trading price per ordinary share reaches a multiple of 1.25 of the initial price per share of this offering, one-third when the trading price per ordinary share reaches a multiple of 1.75 of the initial price per share of this offering, and one-third when the trading price per ordinary share reaches a multiple of 2.25 of the initial price per share of this offering.

(4)	The shares subject to this option grant vest in 48 equal parts monthly over the course of a four-year period, subject to continued service to us, following the grant date, and accordingly, one-quarter of the grant vested as of December 31, 2017.

(5)	There was no market for the ordinary shares at December 31, 2017.

Potential Payments upon Termination or Change-in-Control

Our agreements with our named executive officers provide for certain change in control and severance payments, which require us to make specific payments and benefits in connection with the termination of such named executive officers’ employment under certain circumstances. With respect to Mr. Saragnese, see “– Employment Agreements.”

In the event of a Merger/Sale as those terms are defined in the 2015 Plan, any unvested options granted to Messrs. Rosenberg and Mehler will vest upon the consummation of the Merger/Sale. As of December 31, 2017, each of Messrs. Rosenberg and Mehler held unvested options to purchase 10,989 ordinary shares.

Director Compensation

The following table shows the compensation earned by persons who served on our board of directors during the year ended December 31, 2017, who are not one of our executive officers.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)		All Other Compensation ($)	Total ($)
Eitan Machover	$42,000	(1)	$72,780	(2)	$—	$114,780

(1)	Amounts represent payments for consulting services. For more information, see “— Agreements with our Directors” below.
(2)	On March 16, 2017, Mr. Machover was granted options to purchase up to 6,000 ordinary shares, which vest as follows: 1,500 ordinary shares vested on January 1, 2018 and 375 ordinary shares vest at the end of each subsequent three-month period thereafter over the course of the subsequent three years.

Our board of directors intends to approve compensation for our non-employee directors for the fiscal year ending December 31, 2018, effective upon the closing of this offering. The following table summarizes the anticipated annual cash compensation to our non-employee directors for the fiscal year ending December 31, 2018:

Cash Compensation

Position	Cash retainer amount*
Member of Board of Directors	$
Chairman of the Board of Directors (if a non-employee/executive)	$
Audit Committee Chair	$
Compensation Committee Chair	$
Nominating and Governance Committee Chair	$
Audit Committee Member	$
Compensation Committee Member	$
Nominating and Governance Committee Member	$

*	Board chair and committee chair or member fees are in addition to the payment for serving as a member of the board of directors.

Equity Compensation

For the year ending December 31, 2018, each non-employee director will receive an annual equity grant equal to              % of our outstanding ordinary shares as of the grant date, which will vest annually in equal amounts for serving on our board of directors. Upon initial election as a member of our board of directors, each non-employee director will receive an equity grant equal to              % of outstanding ordinary shares as of the grant date, which will vest monthly in equal amounts for four years. Upon initial election as a chairman of our board of directors, a non-employee director (if applicable) will receive an equity grant equal to              % of outstanding ordinary shares as of the grant date, which will vest monthly in equal amounts for four years. Following the closing of this offering, the exercise price of these equity grants will be equal to the 10 trading day volume weighted average price of our ordinary shares following the date of grant. These equity awards will be reviewed annually by our compensation committee and are subject to change following such review. On ,              2018, our board of directors authorized the grant of options to our non-employee directors (which grant was approved by our shareholders on ,              2018), pursuant to the terms of the 2015 Plan and subject to compliance with all applicable federal and state securities laws, such that following the closing of this offering, our non-employee directors will have received in the aggregate equity grants equal to the amounts set forth above for the initial election as a member of our board of directors or chairman of our board of directors, as/if applicable. See “— 2015 Share Incentive Plan — 2018 Awards” above.

Each member of our board of directors will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Israeli law and our articles of association.

In addition, we have entered, and intend to continue to enter, into indemnification agreements with each of our executive officers and directors. These indemnification agreements provide, among other things, the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Israeli law.

Agreements with our Directors

Eitan Machover. On December 1, 2014, we entered into a consulting agreement with Eitan Machover with respect to his serving as a member of our board of directors and providing certain consulting services to us. Machover’s consulting agreement provides for payments of $3,500 monthly for serving as a member of our board of directors, and for his providing certain consulting services.

Equity Compensation Plan Information

The table below sets forth certain information as of December 31, 2017 regarding our ordinary shares available for grant or granted under share option plans and other compensation arrangements that (i) were adopted by our shareholders and (ii) were not adopted by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity Compensation plans approved by security holders	109,312	(1)	$10.90	96,636	(2)
Equity Compensation plans not approved by security holders	—		—	—

(1)	Does not include RSUs, with respect to an additional 106,105 ordinary shares that will become effective on the closing of this offering.
(2)	Includes 26,526 ordinary shares underlying reserved and unallocated RSUs under the 2015 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required under “Executive Compensation” and the transactions described below, since January 1, 2016, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or the average of our total assets at year-end for the last two completed fiscal years and in which any director, executive officer, holder of 5% or more of any class of our share capital, or any member of their immediate family had or will have a direct or indirect material interest. In accordance with the requirements of the Companies Law, our audit committee (or, in the case of compensatory arrangements, our compensation committee) is responsible for approving all future transactions between us and our officers, directors and principal shareholders and their affiliates, subject to subsequent approval by our board of directors and, in certain cases, our shareholders as well. See “— Management— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and “—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” above.

Promissory Note

In December 2014, the Company issued a promissory note, or the 2014 Note, to Netanel Peri, one of the Company’s founders, chief innovation officer (through February 2018) and director, for a total amount of $79,000. The 2014 Note bore annual interest at a rate of 3.23%. During 2016 and 2015, the Company paid a portion of the 2014 Note. In January 2018, the Company repaid in full the balance of the 2014 Note in the amount of $85,000.

Convertible Note Financings and Preferred Shares Financing

Series Seed Preferred Share Financing

In July 2015, we entered into a share purchase agreement with several investors, including Exigent Total Return Master Fund Ltd. and G-TEN Partners LLC, pursuant to which we issued and sold 77,387 Series Seed Preferred Shares for total consideration of $1.25 million (we refer to this as the 2015 Series Seed Financing). In addition, pursuant to the 2015 Series Seed Financing, convertible loans we obtained from certain lenders in an aggregate principal amount of $290,000 were converted into 22,528 Series Seed Preferred Shares.

In January 2016, we entered into joinders to the share purchase agreement for the 2015 Series Seed Financing with certain investors, including Exigent Total Return Master Fund Ltd., pursuant to which we sold an additional 21,666 Series Seed Preferred Shares for an aggregate of $350,000, upon the terms and subject to the same conditions governing the 2015 Series Seed Financing.

All outstanding Series Seed Preferred Shares will convert into an equivalent number of ordinary shares immediately prior to the closing of this offering. After the closing of this offering, no Series Seed preferred shares will remain outstanding.

Convertible Note Financings

In 2016 and 2017, in various closings in each such year, we issued and sold to Exigent Capital, a beneficial owner of more than 5% of our share capital, convertible promissory notes, which we refer to as the Exigent Notes, in an aggregate principal amount of $5.9 million, together with warrants, which we refer to as Exigent Warrants, to purchase shares of the most senior class of shares in the Company being issued in a qualified financing (as defined in the notes issued in such financings and which we refer to as a Exigent Notes Qualified Financing). The Exigent Notes carried payment-in-kind interest at a rate of 12% per annum and were automatically convertible into the shares to be issued in an Exigent Notes Qualified Financing, or the Exigent Notes Qualified Offering Shares, at the lowest price per share for the Exigent Notes Qualified Offering Shares.  The Exient Warrants issued in conjunction with these Notes were convertible into the most senior class of Exigent Notes Qualified Offering Shares at an exercise price per share equal to 110% of the lowest issue price per share for an Exigent Notes Qualified Financing Share and were amended in connection with the 2017 Series Preferred Share Financing discussed below. The Exigent Notes were secured by a first ranking security interest by way of a floating pledge in all of our right, title, and interest in or to any and all assets of our Company.  In addition, these Notes were payable upon the occurrence of customary events of default.

Our chairman and chief executive officer, Gene Saragnese, also participated in the foregoing convertible note financings, purchasing from us an Exigent Note in a principal amount of $250,000 and receiving from us the related warrants described above.

Series A Preferred Share Financing

Simultaneously with the December 2017 Financing, existing investors, including Exigent Capital and our chairman and chief executive officer, Gene Saragnese, converted convertible notes, including the Exigent Notes, in an aggregate principal amount and accrued interest of approximately $7.0 million, into Series A Preferred Shares. In connection with that transaction, we amended the terms of the Exigent Warrants and issued additional warrants to the other investors, so there are issued and outstanding warrants to purchase 110,632 Series A Preferred Shares at an exercise price of $31.40. Immediately prior to the consummation of a Qualified Offering, the Series A Preferred Shares will be converted into, and the warrants will be exercised for, our ordinary shares as described elsewhere in this prospectus.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to exculpate and indemnify these individuals to the fullest extent permitted under Israeli law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Mirada Agreements

Mr. Gene Saragnese, our chairman and chief executive officer, is also the chairman of the board of Mirada Medical. Under the Mirada Development Agreement, we have paid to Mirada Medical an aggregate of approximately $180,000. In addition, under the Mirada Reseller Agreement, we are obligated to pay Mirada Medical royalties upon the sale of products that integrate Mirada Medical’s software.

Review, Approval or Ratification of Transactions with Related Parties

Because we are governed by Israeli law, we utilize the requirements for approval of related party transactions under Israeli law in lieu of a formal written policy as a basis for evaluating and, if appropriate, approving such transactions. Generally, under the Companies Law, any transaction that we enter into with our office holders (which includes both our directors and executive officers), or a transaction in which an office holder has a personal interest (as defined under the Companies Law) requires prior disclosure by the relevant office holder and special approval by the appropriate corporate body or bodies. Such bodies consist of the audit committee or, in the case of a compensatory matter, the compensation committee, followed by the board of directors as a whole (without the participation of an interested director, if applicable) and, in certain cases, the company’s shareholders (with a special, disinterested majority excluding a controlling shareholder required for approval in certain cases). Similar disclosure and approval requirements apply to an extraordinary transaction with a controlling shareholder. The roles of the audit committee and compensation committee in the approval of related party transactions is recorded in the charter for each such committee, which we have adopted effective as of the closing of this offering.

For a description of the required process for review and approval of related party transactions under the Companies Law, please see “— Management— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and “—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” above in this prospectus.

Under Israeli law, whether or not a related party transaction requires certain approvals generally depends on the nature of the transaction and/or the significance for the company’s profitability, assets and liabilities, rather than an absolute dollar amount size for the transaction, such as $120,000. In certain instances, authority for determining the nature of the transaction and the requisite approval process is vested in the audit committee, as reflected in the audit committee charter.

All of the transactions described above were entered into in accordance with the requisite corporate approvals under the Companies Law, while our company was still a private company and did not yet have board committees. In lieu of special board committee approvals, we have had all related-party transactions (including the transactions described above) reviewed and approved by a majority of the disinterested members of our board of directors, and, where required, by our shareholders. Prior to approving each such transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all of our shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of January 31, 2018 by:

●	each person, or group of affiliated persons, whom we know to beneficially own more than 5% of our ordinary shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

The percentage ownership information shown in the column labeled “Percentage of Shares Outstanding” as of January 31, 2018 is based upon 640,644 ordinary shares that are outstanding as of that date, which includes 338,537 ordinary shares that are issuable upon conversion of an equivalent number of outstanding Series Seed Preferred Shares and Series A Preferred Shares as of that date.

The percentage ownership information shown in the column labeled “After the Offering, as adjusted”—“Percentage of Shares Outstanding” assumes that there is no exercise of the underwriters’ option to purchase additional ordinary shares, and is based upon              ordinary shares to be outstanding immediately after the offering, including shares to be outstanding due to the following:

●	the sale of newly-issued ordinary shares in this offering ( which number of shares is based on the mid-point of the price range on the cover of this prospectus);

●	the automatic conversion of approximately $4.3 million in principal amount of the December 2017 Notes, together with all accrued and unpaid interest thereon as of the closing of this offering, into ordinary shares in accordance with the terms of the December 2017 Notes at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the qualified offering, based on an assumed initial public offering price of $ , which is the midpoint of the price range set forth on the cover page of this prospectus;

●

the automatic conversion of approximately $1.5 million principal amount of the 2018 Notes together with all accrued and unpaid interest thereon as of the closing of this offering, into             ordinary shares in accordance with the terms of the 2018 Notes at a conversion price equal to $27.30, subject to adjustment for share splits and other recapitalization events;

●	the conversion of 338,537 outstanding Series Seed Preferred Shares and Series A Preferred Shares into an equivalent number of ordinary shares under the terms of our existing articles of association, as amended;

●	the issuance of ordinary shares to Palladium upon the closing of this offering, representing two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering (assuming that we issue ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus);

●	the issuance of 110,632 ordinary shares, which represents the maximum number of ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants will expire upon the closing of this offering; and

●	the for-one forward share split of our ordinary shares that was effected on 2018.

We have determined beneficial ownership in accordance with the rules of the Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of share options or warrants or upon conversion of a security that is either exercisable or convertible on or before April 1, 2018, which is 60 days after January 31, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o MaxQ AI Ltd., 76 Yigal Alon Street, 5th Floor, Tel Aviv, Israel 6706701.

	As of March 30, 2018			After the Offering, as adjusted
Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Outstanding	Number of Shares Beneficially Owned		Percentage of Shares Outstanding
Directors and Executive Officers:
Gene Saragnese	72,669	(1)
Eitan Machover	10,700	(2)
Sim Mann	-
Barak Avraham Salomon	-
Robert Jonathan Mehler	18,427	(3)
Netanel Peri	96,043
Michael Rosenberg	18,427	(4)
Jacob Cohen, Ph.D.	18,427	(5)
All Executive Officers and Directors as a Group (8 persons)	235,593	(1)(2)(3)(4) (5)
5% Shareholders
Exigent Capital (6)	347,863	(7)
South Florida Biotech Ventures, LLC (8)		(9)
Palladium Capital Advisors, LLC (10)		(11)			(12)
G-TEN Partners LLC and affiliated entities(13)	60,849	(14)

*	denotes less than 1%

(1)	Includes (i) 8,000 ordinary shares issuable upon conversion of Series A preferred shares, (ii) 4,422 ordinary shares issuable pursuant to the exercise of currently exercisable warrants (and assuming the conversion of any preferred shares issuable under the warrants into ordinary shares), and (iii) 38,147 ordinary shares issuable pursuant to the exercise of share options that will become exercisable within sixty (60) days of January 31, 2018. Excludes 66,316 ordinary shares issuable upon vesting of RSUs that will be granted upon the closing of this offering.

(2)	Comprised of 10,700 ordinary shares issuable pursuant to the exercise of share options that will become exercisable within sixty (60) days of January 31, 2018. Excludes an additional 4,125 ordinary shares underlying options that vest more than 60 days after January 31, 2018

(3)	Includes 4,579 ordinary shares issuable pursuant to the exercise of share options that will become exercisable within sixty (60) days of January 31, 2018. Excludes 13,263 ordinary shares issuable upon vesting of RSUs that will be granted upon the closing of this offering and an additional 10,073 ordinary shares underlying options that vest more than 60 days after January 31, 2018.

(4)	Includes 4,579 ordinary shares issuable pursuant to the exercise of share options that will become exercisable within sixty (60) days of January 31, 2018. Excludes 13,263 ordinary shares issuable upon vesting of RSUs that will be granted upon the closing of this offering and an additional 10,073 ordinary shares underlying options that vest more than 60 days after January 31, 2018.

(5)	Includes 4,579 ordinary shares issuable pursuant to the exercise of share options that will become exercisable within sixty (60) days of January 31, 2018. Excludes 13,263 ordinary shares issuable upon vesting of RSUs that will be granted upon the closing of this offering and an additional 10,073 ordinary shares underlying options that vest more than 60 days after January 31, 2018.

(6)	The address for Exigent Capital is 5 Wyndham Deedes St., Jerusalem, Israel, 9310633.

(7)	The shareholding of Exigent Capital consists of: (i) 166,315 ordinary shares issuable upon conversion of an equivalent number of Series A Preferred Shares, and up to 85,516 ordinary shares issuable upon exercise of Series A Preferred Warrants (and conversion of underlying Series A Preferred Shares into an equivalent number of ordinary shares), held by Executives Holdings LP, a Delaware limited partnership, or Executives Holdings; (ii) 73,392 ordinary shares, in the aggregate, issuable upon conversion of an equivalent number of Series A Preferred Shares and Series Seed Preferred Shares, and up to 18,925 ordinary shares issuable upon exercise of Series A Preferred Warrants (and conversion of underlying Series A Preferred Shares into an equivalent number of ordinary shares) held by Exigent Total Return Master Fund Ltd., a Cayman Islands limited liability company, or Exigent Total Return; and (iii) 3,715 ordinary shares issuable upon conversion of an equivalent number of Series Seed Preferred Shares held by Lightbulb Partners LP, a Delaware limited partnership, or Lightbulb. The general partner of each of Executives Holdings and Lightbulb is Baxter One LLC, a Delaware limited liability company, or Baxter One. The manager of Exigent Total Return is Exigent Management Ltd., an Israeli company, or Exigent Management. Both Baxter One and Exigent Management are controlled by Eliezer Brender, Eric Davis and Simcha Mann.

(8)	Mark E. Groussman as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for South Florida Biotech Ventures, LLC is 445 W. 40th Street Miami Beach, FL 33140.

(9)

Includes          ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in December 2017 in a principal amount of $4,000,000, plus interest accrued through the closing of this offering, at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the qualified offering, based on an assumed initial public offering price of $           , which is the midpoint of the price range set forth on the cover page of this prospectus, and          ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in March 2018 in a principal amount of $125,000, plus interest accrued through the closing of this offering, at a conversion price equal to $27.30.

(10)	Joel Padowitz, as the managing member, has voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for Palladium Capital Advisors, LLC is 10 Rockefeller Plaza, Suite 909, New York, NY 10020.

(11)	Comprised of ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in December 2017 in a principal amount of $320,000, plus interest accrued through the closing of this offering, at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the qualified offering, based on an assumed initial public offering price of $ , which is the midpoint of the price range set forth on the cover page of this prospectus.

(12)	Includes ordinary shares, which constitutes two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering.

(13)	The address for G-TEN Partners LLC is 1212 Avenue of the Americas, 19th floor, New York, NY, 10036.

(14)	Comprised of 60,849 ordinary shares issuable upon conversion of an equivalent number of Series Seed Preferred Shares.

DESCRIPTION OF SHARE CAPITAL

The following descriptions of share capital and provisions of our amended articles of association are summaries and are qualified by reference to the amended articles of association to be effective upon the closing of this offering. Copies of these documents will be filed with the Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur prior to the closing of this offering.

Share Capital

Upon the closing of this offering, our authorized share capital will consist solely of ordinary shares, par value NIS 0.01 per share, of which               shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-497278-5. Our purpose as set forth in our amended articles of association is to engage in any lawful activity.

Voting Rights

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management — External Directors.”

Under our amended articles of association, our board of directors must consist of not less than           but no more than           directors, including two external directors (to the extent they are required to serve under the Companies Law). Pursuant to our amended articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. All of our directors, other than external directors, are elected annually for one year terms at our annual general shareholder meetings, unless they are removed by a vote of           % of the voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended articles of association. In addition, our amended articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management — Board Practices — External Directors.”

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, we may only distribute dividends with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and our amended articles of association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of its board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Companies Law allows one or more of our shareholders holding at least 1% of the voting power of a company to request the inclusion of an additional agenda item for an upcoming shareholders meeting, assuming that it is appropriate for debate and action at a shareholders meeting. Under the Companies Law regulations, such a shareholder request must be submitted within three or, for certain requested agenda items, seven days following our publication of notice of the meeting. If the requested agenda item includes the appointment of director(s), the requesting shareholder must comply with particular procedural and documentary requirements. If our board of directors determines that the requested agenda item is appropriate for consideration by our shareholders, we must publish an updated notice that includes such item within seven days following the deadline for submission of agenda items by our shareholders. The publication of the updated notice of the shareholders meeting does not impact the record date for the meeting. In lieu of this process, we may opt to provide pre-notice of our shareholders meeting at least 21 days prior to publishing official notice of the meeting. In that case, our 1% shareholders are given a 14-day period in which to submit proposed agenda items, after which we must publish notice of the meeting that includes any accepted shareholder proposals.

Under the Companies Law and under our amended articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum requirements

Pursuant to our amended articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Pursuant to the requirements of the NASDAQ Capital Market, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 33% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our amended articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require the approval described above under “Management — Approval of Related Party Transactions under Israeli Law.” Additionally, (i) the approval and extension of a compensation policy and certain deviations therefrom require the approvals described above under “Management — Compensation Policy,” (ii) the terms of employment or other engagement of the chief executive officer of the company require the approvals described above under “Management — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” and (iii) the chairman of a company’s board of directors also serving as its chief executive officer require the approvals described above under “Management— Board Practices— Board of Directors.” Under our amended articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended articles of association also require that the removal of any director from office (other than our external directors) requires the vote of           % of the voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and annual audited financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles of association.

Registration Rights

For a discussion of registration rights we have granted to certain of our existing shareholders and convertible note holders prior to this offering, please see “Shares Eligible for Future Sale — Registration Rights.”

Acquisitions under Israeli Law

Full Tender Offer.    A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. The foregoing also applies to the acquisition of voting rights.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special Tender Offer.    The Companies Law provides that, subject to certain exceptions, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.    The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, also a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger is filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. For example, the declaration and payment of dividends in the absence of sufficient retained earnings or profits requires the approval of both our board of directors and an Israeli court.

Options

As of December 31, 2017, we had options to purchase 109,312 ordinary shares outstanding pursuant to the 2015 Plan with a weighted average exercise price of $10.90 per share.

Warrants

As of December 31, 2017, we had outstanding warrants to purchase 110,632 Series A Preferred Shares convertible into ordinary shares, with an exercise price per share equal to $31.40, which we issued in connection with certain past preferred share financings, all of which expire immediately prior to the closing of this offering.

As of December 31, 2017, we also had outstanding warrants to purchase 14,899 ordinary shares issuable at an exercise price per share equal to the par value, which we issued to various consultants. These additional warrants will remain outstanding following the closing of this offering.

Bridge Notes

As of December 31, 2017, we had outstanding an aggregate amount of December 2017 Notes, plus accrued and unpaid interest thereon, of approximately $4.3 million. As of March 31, 2018, we had outstanding an aggregate amount of 2018 Notes, plus accrued and unpaid interest thereon, of approximately $1.5 million.

The Bridge Notes carry interest at a rate of 5% per annum. Interest accrues on the Bridge Notes at the rate of 5% per annum. The Bridge Notes mature on the one year anniversary of the original issuance date of the December 2017 Notes, unless earlier converted into equity or otherwise repaid. The repayment of the Bridge Notes is subject to acceleration upon the occurrence of certain customary events of default described in the Bridge Notes and the related security agreements. Immediately prior to the consummation of a Qualified Offering (as defined in the Bridge Notes), all outstanding principal under the Bridge Notes and unpaid accrued interest thereon will be converted into our ordinary shares, as described elsewhere in this prospectus. The shares issuable upon conversion of the Bridge Notes, except for the shares issuable upon conversion of the Palladium Note and one third of the shares issuable upon conversion of the 2018 Notes, are not subject to any lock-up.

The repayment of the Bridge Notes is subject to acceleration upon the occurrence of certain customary events of default described in the Bridge Notes and the related security agreements. Immediately prior to the consummation of a Qualified Offering (as defined in the Bridge Notes), all outstanding principal under the Bridge Notes and unpaid accrued interest thereon will be converted into our ordinary shares, as described elsewhere in this prospectus. The shares issuable upon conversion of the December 2017 Notes, except for the shares issuable upon conversion of the Palladium Note, are not subject to any lock-up. The shares issuable upon conversion of the 2018 Notes are subject to a partial lock-up as described above.

Listing

We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “MQAI.”

Transfer Agent and Registrar

Worldwide Stock Transfer, LLC will serve as our transfer agent and registrar. Its address is One University Plaza, Suite 505, Hackensack, NJ 07601, and its telephone number is (201) 820-2008.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Although we have applied to have our ordinary shares listed on the NASDAQ Capital Market, we cannot assure you that there will be an active public market for our ordinary shares. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering,      ordinary shares will be outstanding, assuming that the underwriters do not exercise their option to purchase additional ordinary shares and that no outstanding options have been exercised. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act.

[        ] of our ordinary shares held by existing shareholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act approximately     of our outstanding ordinary shares will be available for sale in the public market upon the expiration of certain lock-up agreements, beginning 180 (and 270 for 424,000 of such shares) days after the closing of this offering and when permitted under Rule 144 or Rule 701:

These lock-up agreements are more fully described below under “— Lock-up Agreements” and in the section titled “Underwriting — Lock-up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

●	one percent of the then-outstanding ordinary shares, which will equal approximately shares immediately after this offering (assuming the underwriters do not exercise thier option to purchase additional ordinary shares); and

●	the average weekly trading volume of our ordinary shares reported through NASDAQ during the four calendar weeks preceding the filing of notice of the sale.

Such sales by affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” included elsewhere in this prospectus and will become eligible for sale only upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

Upon the closing of this offering, approximately       of our outstanding ordinary shares, including shares that are issuable on exercise or conversion of other securities, will be beneficially owned by certain shareholders and are subject to lock-up agreements, each of which, subject to limited exceptions, restricts transfer of the shareholder’s ordinary shares for a period of 180 (and 270 for 424,000 of such shares) days following this offering without our or the underwriters’ prior written consent.

Registration Rights

We are currently party to two registration rights agreement, each dated as of December 24, 2014, which we entered into at the time of our December 2017 convertible note financing. We describe the terms of each such agreement below.

Registration Rights Agreement with Holders of Convertible Notes and Privately-Purchased Shares

We have entered into a registration rights agreement with South Florida Biotech Ventures, LLC, several additional purchasers, and Palladium Capital Advisors LLC, which collectively hold the Bridge Notes and/or ordinary shares purchased from other existing shareholders that will be released from escrow upon the closing of this offering. Under the registration rights agreement, we have committed to register, under the Securities Act the resale, by those holders, of (a) all ordinary shares issuable to them upon the automatic conversion of the $5.8 million principal amount and accrued interest outstanding under the Bridge Notes upon the closing of this offering, as well as (b) all 107,900 ordinary shares purchased by the holders from other existing shareholders, which shares will be released from escrow upon the closing of this offering (we refer to both categories of such shares collectively as the purchasers’ registrable shares). We agreed to effect that registration concurrently with the registration of our initial public offering and to keep the related registration statement continuously effective until the earliest of: (i) the date that is two years from the date on which the December 2017 Notes are converted into underlying ordinary shares; (ii) the sale of all of the purchasers’ registrable shares under the Selling Shareholder Prospectus or pursuant to Rule 144 under the Securities Act; or (iii) the time at which all remaining purchasers’ registrable shares may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144. In order to fulfill our obligations under the registration rights agreement, we have included the purchasers’ registrable shares in the registration statement on Form S-1 of which this prospectus forms a part, and have prepared the Selling Shareholder Prospectus, pursuant to which those shares can be sold under the registration statement.

In the event that the Commission does not permit us to register the resale of all of the purchasers’ registrable shares in the registration statement of which this prospectus forms a part, we have agreed to file additional registration statements to register the resale of any such shares that are left out, and to use our commercially reasonable efforts to ensure that such additional registration statements become effective. We have agreed to pay all fees and expenses related to the filing of such additional registration statements. We have also agreed to file additional registration statement(s) to register for resale any additional shares issuable with respect to the Bridge Notes and/or shares issuable upon conversion of those Bridge Notes as a result of any share split, share dividend, recapitalization or other similar event. Any such registration statement must remain effective for the same period of time described above with respect to the initial registration statement.

Under the registration rights agreement, we are required to pay liquidated damages to the extent that we miss a filing deadline or an effectiveness deadline, or if there is any day following effectiveness on which sales cannot be made (subject to allowable grace periods described below), in each case, for or under a required registration statement. For the initial registration of the resale of the purchasers’ registrable shares, the filing deadline is the same date on which we file the registration statement for our initial public offering, while the effectiveness deadline is the initial closing date for our initial public offering. For any additional registration statement that we are required to file under the agreement, the filing deadline is the 30th day after the sale of substantially all shares under the previous registration statement that we are required to file under the agreement. The effectiveness deadline for any additional required registration statement varies depending on whether there is a review of the registration statement by the Commission. Liquidated damages do not accrue post-effectiveness during allowable grace periods of up to 15 consecutive trading days each, provided that (i) they do not occur within the first 180 days following the effectiveness of the initial required registration statement, (ii) they do not exceed 50 trading days in any 365 day period, and (iii) they do not follow upon the end of the preceding grace period for at least five trading days.

The amount of liquidated damages that we are required to pay under the circumstances described above equals 1% of the subscription amount paid by any holder of purchasers’ registrable shares in purchasing the Bridge Notes under which those shares were issued, upon each of the following days: (i) the first day on which a filing deadline is missed; (ii) the first day on which the relevant effectiveness deadline for a required registration statement is missed; (iii) the initial day post-effectiveness of a registration statement on which effectiveness lapses (other than during an allowable grace period); (iv) the 30th day following the date on which a filing deadline is missed, and each 30th day thereafter, until the filing is made (prorated for partial periods); (v) the 30th day following the date on which a registration effectiveness deadline is missed, and each 30th day thereafter, until effectiveness is achieved (prorated for partial periods); and (vi) the 30th day post-effectiveness during which an effectiveness lapse continues, until the lapse is cured (prorated for partial periods). Liquidated damages are limited, however, to (a) 1% of each holder’s subscription amount, in the aggregate, at any given time, if there are multiple failures occurring simultaneously, and (b) 7% of a holder’s subscription amount, in the aggregate, for all failures under the agreement until the period of time under which our registration obligations expire under the agreement. We are required to pay liquidated damages to each holder who purchased Bridge Notes regardless of whether his, her or its shares were included, or are to be included, in the subject registration statement.

Under this registration rights agreement, we may not file another registration statement prior to the time that 180 days after the closing of this offering.

Registration Rights Agreement with Certain Existing Shareholders

We are party to a second registration rights agreement with certain existing shareholders of our company, consisting of

●	Exigent Capital, a significant shareholder of our company that holds together with certain affiliated entities, immediately prior to the closing of this offering, % of our issued and outstanding ordinary shares (assuming conversion of all outstanding preferred shares into an equivalent number of ordinary shares);

●	Mr. Gene Saragnese, our chairman and chief executive officer; and

●	Mr. Reuven Raz.

Under this second registration rights agreement, we have provided certain demand, piggyback and Form S-3 registration rights to the shareholders party thereto concerning the ordinary shares that they held, or that were issuable upon conversion or exercise of other securities that they held, as of the date of the agreement, as well as any additional ordinary shares issuable with respect to the foregoing due to a share dividend, share split, reverse share split, recapitalization or other similar event after the date of the agreement. We refer to all of these shares as registrable securities for purposes of our description of this agreement. The registration rights under this agreement remain in effect until the 5th anniversary of the closing of this offering, but expire earlier with respect to any shares (i) upon the sale of such shares either pursuant to the registration rights under the agreement or pursuant to Rule 144 under the Securities Act, or (ii) at the time at which all ordinary shares held by the shareholder may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144. We have summarized the registration rights under this agreement immediately below.

Demand Registration Rights

The demand registration rights under the agreement become effective immediately following the closing of this offering (subject to the terms of the lock-up agreement to which the shareholders party to the agreement are subject), provided that the Company will not be obligated to file a registration statement until after 180 days following the closing of this offering regardless of when a demand for registration under this agreement is made. The demand registration rights under this agreement are subject to certain minimums regarding number and value of shares included. In order to meet those minimums, a demand must always be made by shareholders holding at least thirty five percent (35%) of the registrable securities then outstanding. In the case of the first public offering of our company after our initial public offering, the demand must also cover at least 20% of the requesting shareholders’ registrable securities then outstanding or any lesser percentage that yields an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of $5 million. For a later offering, a demand may cover all or any portion of the requesting shareholders’ registrable securities, regardless of percentage or value. Any registration that is demanded need not be effected by us to the extent that (i) it would not be expected to yield at least $5 million in aggregate proceeds, (ii) it could instead be effected on a Form S-3 (as described below), or (iii) if the preceding registration pursuant to a demand under this agreement was effected within the previous 90 days.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act other than (i) certain customary excluded registrations or (ii) a registration to be effected under our other registration rights agreement, holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. The underwriters of any underwritten offering may, subject to specified conditions, limit the number of shares having registration rights to be included in the registration statement. Furthermore, any disposition by any shareholder of registrable securities pursuant to a piggyback registration may not occur until 180 days have elapsed from the completion of this offering (or the elapse of 270 days from the completion of this offering, in the case of Messrs. Saragnese and Raz).

S-3 Registration Rights

At any time beginning one year after our initial public offering, if we are then eligible to effect a registration on Form S-3, holders of registrable securities will have the right to demand that we register the offer and sale of their shares on a registration statement on Form S-3 or to sell shares via a takedown under such shelf registration, so long as the request covers securities the anticipated aggregate price to the public of at least $3 million, subject to specified exceptions, conditions and limitations. However, we will not be required to effect a takedown under a Form S-3 if we have effected two such takedowns within the 12-month period preceding the date of the request, or have effected a demand registration, a piggyback registration in which no more than 33% of the registrable securities requested for inclusion were excluded, or a previous takedown, in each case within the last ninety (90) days prior to the request.

Registration Statements

As explained in the Prospectus Summary, the registration statement of which this prospectus forms a part also contains the Selling Shareholder Prospectus to be used in connection with the potential resale by certain selling shareholders, concurrently with our initial public offering, of up to an aggregate           of ordinary shares, consisting of (a) shares issuable upon the conversion of the outstanding principal amounts under the December 2017 Notes, together with all accrued and unpaid interest thereon, at a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the Qualified Offering, (b) shares issuable upon the conversion of the outstanding principal amounts under the 2018 Notes, together with all accrued and unpaid interest thereon, at a conversion price equal to $27.30 and (c) shares purchased by the selling shareholders from other existing shareholders of our company that will be released from escrow upon the consummation of our initial public offering. These ordinary shares are being registered to permit public resale of the shares, and the selling shareholders may offer the shares for resale from time to time pursuant to the Selling Shareholder Prospectus. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement (if any) covering those shares.

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register the issuance of our ordinary shares that are reserved for issuance under our 2015 Plan and agreements. That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

TAXATION

The following is a discussion of the material U.S. and Israeli tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to our ordinary shares. It is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Consequences

This section contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Taxation of Our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange outside of Israel should be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from such sale, exchange or disposition can be attributable to a permanent establishment of the shareholder maintained in Israel, under certain terms; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

In addition, with respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required only with respect to shareholders which cannot demonstrate that they are exempt from tax on their capital gains from such transaction.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance). However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise) (as such terms are defined under the Law for the Encouragement of Capital Investments, 5719-1959), unless a reduced tax rate is provided under an applicable tax treaty (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance). We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends not generated by an Approved Enterprise or a Benefited Enterprise and paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or a Benefited Enterprise are subject to withholding tax at the rate of 15% for such a United States corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.

If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 for 2017, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences of beneficial ownership of the ordinary shares purchased pursuant to this offering and that are held as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code, or the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; and

•	holders that own or have owned directly or indirectly or by attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address any U.S. federal tax consequences other than U.S. federal income tax consequences. It does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof, each of which is subject to change (possibly with retroactive effect). Any such change could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; or

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the trust’s substantial decisions. If you are a partner in a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, that holds ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of ordinary shares by the partnership.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

 We do not intend to pay cash dividends in the foreseeable future. However, if any distribution of property is made on our ordinary shares and you are a U.S. Holder, then, subject to the discussion below under “—Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares (before reduction for any Israeli taxes withheld therefrom) will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent such distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether your holding period for our ordinary shares exceeds one year as of the time such distribution is received. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder, you should expect that the entire amount of any distribution generally will be reported as ordinary dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) if certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation shall not apply if the Company is a PFIC with respect to the U.S. Holder for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. Finally, the dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will generally be capital gain or loss. If any Israeli tax is imposed on the sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such disposition before deduction of the Israeli tax. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of our ordinary shares will generally be eligible for a preferential rate of taxation applicable to capital gains if your holding period for such ordinary shares exceeds one year. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code.

Any gain or loss that a U.S. Holder recognizes on the sale, exchange or other taxable disposition of our ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Because you may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to foreign source income in the same category, you may be unable to claim a foreign tax credit with respect to Israeli tax, if any, imposed on any such U.S.-source gain. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable against your U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation is considered to be a passive foreign investment company for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Passive income for these purposes generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

If we are classified as a PFIC for any year with respect to which a U.S. Holder owns our ordinary shares, then, in the absence of any special elections, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our income and the composition of our income and assets, we expect that we will be treated as a PFIC for our taxable year ending December 31, 2017. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. Based on certain estimates of our gross income and gross assets, our intended use of the proceeds of this offering and the nature of our business, we cannot give assurance that we will not be classified as a PFIC for the taxable year ending December 31, 2018. In addition, there can be no assurance that we will not be considered a PFIC for any other taxable year.

If we are considered a PFIC for any taxable year, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment, discussed below) of our ordinary shares.

Under the mark-to-market rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the regular PFIC rules discussed above. If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year for which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. The NASDAQ Global Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of the Company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether the mark-to-market election would be available and if so, what the consequences of the election would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Contribution Tax

A United States person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) such person’s “net investment income” for the relevant taxable year and (2) the excess of such person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States person’s net investment income will generally include its dividend income and its net gains from the disposition of ordinary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Under U.S. Federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, there is generally a U.S. return disclosure obligation (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their ordinary shares are held in an account at a U.S. domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We will enter into an underwriting agreement with ViewTrade Securities, Inc., or the Representative, acting as the sole book-runner and lead managing underwriter, with respect to the shares subject to this offering. Subject to the terms and conditions of the underwriting agreement, each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Underwriters	Number of Shares

ViewTrade Securities, Inc.	[_ ]

Total	[ _]

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option, if any shares are purchased. Under the terms of the underwriting agreement, the obligations of the underwriters to pay for and accept delivery of the shares are subject to the passing upon of certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

We have granted to the underwriters an option to purchase up to [_] additional shares from us at the public offering price per security, less the underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of shares by the underwriters in excess of the total number set forth in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

Commission and Expenses

The underwriters propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $[___] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $[___] per share to certain brokers and dealers.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering.

Aggregate
	Per Share	Amount
Public offering price	$	$
Underwriting discount (1)	$	$
Non-accountable expense allowance (2)	$	$
Proceeds before other expenses	$	$

(1)	Represents an underwriting discount of 8% of public offering price.

(2)	The non-accountable expense allowance is equal to 1.0% of the gross proceeds of the offering, excluding any proceeds from the exercise of the over-allotment option.

We estimate that the total expenses of this offering, excluding the underwriters’ discount and the non-accountable expense allowance, will be approximately $[___].

We have agreed to reimburse the Representative’s road show meeting expenses and related travel in connection with this offering. In addition, we also have agreed to reimburse the Representative for its expenses, including but not limited to legal and due diligence expenses in amount not to exceed $100,000. We agreed to pay $50,000 as an advance payment towards the representative of underwriters’ accountable expenses ($25,000 paid upon execution of engagement letter in connection with offering, and $25,000 to be paid upon receipt of initial comments from SEC relating to the underwriters’ compensation in connection with this offering, (together, the “Advance”)). As of the date of this prospectus, we have paid $25,000 of the Advance to the representative of the underwriters. The Advance shall be applied towards the representative of the underwriters’ accountable expenses.

If we do not complete this offering, we have agreed that if prior to the 9-month period following the effective date of our letter of intent with the Representative we effect a private and/or public offering of our securities with another broker-dealer or any other person without the written consent of the representative, we will either be liable to the representative for the accountable expenses of the representative and for $150,000, or we) will ensure that the Representative will act as co-manager with respect to such alternate offering.

If this offering is complete, we have also agreed that for a period of twelve months from the execution of the engagement letter with the Representative, such Representative will have a right of first refusal to act as manager with respect to any public or private sale of securities of the Company.

Underwriters’ Warrants

We have also agreed to issue to the underwriters warrants to purchase a number of shares equal to an aggregate of 8% of the shares sold in this offering. The warrants will have an exercise price equal to 110% of the offering price of the shares sold in this offering. The warrants will be exercisable for a period of five years commencing one (1) year after the effective date of the registration statement related to this offering. The warrants are not redeemable by us. The warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares during the five-year period commencing after the effective date of the registration statement related to this offering. The warrants and the underlying shares have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under Rule 5110(g)(1) of FINRA) may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date on which the Registration Statement on Form S-1 of which this prospectus forms a part is declared effective by the SEC, except to any FINRA member participating in the offering and their bona fide officers or partners. The warrants will provide for adjustment in the number and price of such warrants in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and all holders of 5% of our currently outstanding shares, prior to the offering, have agreed to a six (6) month “lock-up” period from the closing of this offering of the shares with respect to the shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for the lock-up period following the closing of this, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We have applied to have our shares approved for listing on the NASDAQ Capital Market under the symbol “MQAI.” We make no representation that such application will be approved or that the shares will trade on such market either now or at any time in the future.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for the shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our shares on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Notice to Prospective Investors in Israel

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of shares and the distribution of the prospectus outside the United States.

Israel. The shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale, directly or indirectly, to the public of the shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Placement Agent and Advisor

Palladium Capital Advisors LLC, or Palladium, served as our placement agent for the December 2017 Financing. We paid Palladium a fee for its placement agent services by issuing to it the Palladium Note. In addition, as a fee for the advisory services that it provided in connection with the December 2017 Financing, we will issue to Palladium, upon the closing of this offering, such number of ordinary shares as equals two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for our executives) immediately following the closing of this offering (   ordinary shares, assuming that we issue            ordinary shares in this offering, based on the mid-point of the price range on the cover of this prospectus). These shares, as well as the shares issuable upon the conversion of the Palladium Note, are subject to a lock-up period of 180 days following the closing of this offering.

LEGAL MATTERS

The validity of the shares offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by McDermott, Will & Emery LLP, New York, New York. Legal counsel to the underwriters are Schiff Hardin LLP, Washington, D.C., with respect to U.S. law, and ,            , Israel, with respect to Israeli law, and            ,            ,           . A partner of Meitar Liquornik Geva Leshem Tal owns 1,392 Series Seed Preferred Shares.

EXPERTS

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2016 and 2017, and the related statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2017, as set forth in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in the registration statement of which it forms a part in reliance on the report of Kost Forer Gabbay & Kasierer given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the Commission, a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect our ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other documents are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference room facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained from the Public Reference Room of the Commission at prescribed rates, or accessed at the Commission’s website at www.sec.gov. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s website is http://www.sec.gov.

Upon the completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Commission pursuant to the Exchange Act. We expect to make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website at www.maxq.ai, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission, or you can review these documents on the Commission’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

AS OF DECEMBER 31, 2017

- - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MaxQ AI Ltd. (the "Company") as of December 31, 2017 and 2016 and the related consolidated statements of comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2015.
Tel-Aviv, Israel
March 29, 2018

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

			Pro forma as of
	December 31,		December 31,
	2017	2016	2017
			(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,010	$391	$3,010
Restricted deposits	27	31	27
Other accounts receivable	47	78	47

Total current assets	3,084	500	3,084

PROPERTY AND EQUIPMENT, NET	80	85	80

Total assets	$3,164	$585	$3,164

 MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

			Pro forma as of
	December 31,		December 31,
	2017	2016	2017
			(Unaudited)

CURRENT LIABILITIES:
Trade payables	$152	$173	$152
Other accounts payable	1,383	602	1,383
Promissory note	83	68	83

Total current liabilities	1,618	843	1,618

Long-term liabilities:
Convertible loan	3,856	3,082	-
Liability related to warrants	-	741	-

Total long-term liabilities	3,856	3,823	-

SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of 0.01 NIS par value - Authorized: 9,442,931 and 9,878,417 and shares at December 31, 2017 and 2016 respectively; Issued: 194,207 and outstanding: 177,632 at December 31, 2016; Issued: 302,107 and outstanding: 291,057 at December 31, 2017.	*)	*)	10
Series Seed Preferred shares of 0.01 NIS par value Authorized: 121,583 at December 31, 2017 and 2016; Issued and outstanding: 121,581 at December 31, 2017 and 2016; Aggregate liquidation preference of approximately $ 3,788 at December 31, 2017.	*)	*)	-
Series A Preferred share of 0.01 NIS par value Authorized: 435,488 at December 31, 2017; Issued and outstanding: 216,956 at December 31, 2017. Aggregate liquidation preference of approximately $ 9,763 at December 31, 2017.	10	-	-
Additional paid-in capital	13,029	2,056	18,241
Accumulated deficit	(15,349)	(6,137)	(16,705)

Total shareholders' equity (deficiency)	(2,310)	(4,081)	1,546

Total liabilities and shareholders' equity	$3,164	$585	$3,164

*)    Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2017	2016

Operating expenses:

Research and development	$2,971	$2,120
General and administrative	1,590	1,833
Selling and marketing	534	158

Total operating expenses	5,095	4,111

Financial expenses, net	4,117	454
Net loss	$9,212	$4,565
Basic and diluted net loss per share	$50.90	$23.84

Weighted average number of ordinary shares used in computing basic and diluted loss per share	180,971	191,508

The accompanying notes are an integral part of the financial statements.

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY):

U.S. dollars, except share and per share data

					Series Seed				Series A			Additional		Total shareholders'
	Ordinary shares				Preferred shares				Preferred shares			paid-in	Accumulated	equity
	Number	Amount			Number	Amount			Number	Amount		capital	deficit	(deficiency):

Balance as of January 1, 2016	162,216	$	*	)	99,915	$	*	)	-	-		$1,623	$(1,572)	$51

Issuance of Series Seed Preferred shares of NIS 0.01 par value, net of $21 issuance expenses	-		-		21,666		*	)	-	-		329	-	329
Exercise of options granted to employees and non-employees	9,891		*	)	-		-		-	-		-	-	* )
Share based compensation	-		*	)	-		-		-	-		104	-	104
Net loss	-		-		-		-		-	-		-	(4,565)	(4,565)

Balance as of December 31, 2016	172,107		*	)	121,581		*	)	-	-		2,056	(6,137)	(4,081)

Reclassification of warrants from liability to equity	-		-		-		-		-	-		1,327	-	1,327
Share based compensation and vesting of restricted common share	11,050		*	)	-		-		-	-		296	-	296
Conversion of convertible loan to Series A Preferred shares of NIS 0.01 par value, net of $44 issuance expenses	-		-		-		-		324,856	10		6,936	-	6,946
Induce conversation of convertible loan	-		-		-		-		-	-		2,414	-	2,414
Conversion of A Preferred shares to Ordinary shares	107,900		*	)	-		-		(107,900)	*	)	-	-	-
Net loss	-		-		-		-		-	-		-	(9,212)	(9,212)

Balance as of December 31, 2017	291,057		*)		121,581		*	)	216,956	10		13,029	(15,349)	(2,310)

*)       Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

MaxQ AI Ltd. (formerly MEDYMATCH TECHNOLOGY LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016
Cash flows from operating activities:

Net loss	$(9,212)	$(4,565)
Adjustments to reconcile net loss to net cash provided by operating activities -
Depreciation	41	21
Share-based compensation expenses	296	104
Financial expenses related to convertible loans	4,272	250
Financial expenses (income) related to the warrants	(219)	173
Financial expenses related to promissory note	15	2
Decrease (increase) in other accounts receivables	31	(51)
Increase trade payables	(21)	71
Increase in other accounts payables	781	481

Net cash used in operating activities	(4,016)	(3,514)

Cash flows from investing activities:

Decrease (increase) in Restricted cash	4	(11)
Purchase of property and equipment	(36)	(69)

Net cash used in investing activities	(32)	(80)

Cash flows from financing activities:

Expenses related to issuance of Preferred shares	(44)	-
Repayment of promissory note	-	(11)
Proceeds from issuance of Preferred shares, net	-	329
Exercise of options	-	*)
Proceeds from issuance of convertible loan and warrant liability	6,711	3,400

Net cash provided by financing activities	6,667	3,718

Change in cash and cash equivalents	2,619	124
Cash and cash equivalents at beginning of period	391	267

Cash and cash equivalents at end of period	$3,010	$391

Supplemental disclosure

Conversion of convertible loan	6,990	-

*)       Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	MaxQ AI Ltd. (formerly MedyMatch Technology Ltd.) (the “Company”) was incorporated in Israel on October 2, 2013. The Company is a clinical stage artificial intelligence (“AI”), company specializing in improving diagnostic accuracy through deep learning technology, an advanced form of AI. The Company’s AI platform and AI-based decision-making support tools are designed to interpret and analyze a broad range of patient data concurrently with 3D medical images. The Company’s goal is to provide physicians with tools to achieve a better differential diagnosis, which it believes will ultimately improve patient outcomes and significantly decrease the total cost of care. In addition, in January 2016, the Company established a wholly-owned subsidiary in the U.S., MaxQ AI Inc. (formerly MedyMatch Inc. (the “Subsidiary”), incorporated under the laws of the State of Delaware.

b.	In February 2018, MedyMatch Technology Ltd changed its name to MaxQ AI Ltd. (“MaxQ” or the “Company”).

c.	Since inception, the Company has suffered recurring losses from operations. The Company has financed its operations to date primarily through private placements of its ordinary shares and preferred shares and convertible notes. As of December 31, 2017, and 2016, the Company had cash and cash equivalents of $3,010 and $391, respectively, working capital surplus (deficiency) of $1,466 and ($343), respectively and an accumulated deficit of $16,241 and $6,137, respectively.

The future success of the Company is dependent on its ability to develop its products and to receive clearance from the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approval and ultimately upon its ability to attain profitable operations.

To date, the Company has no revenue from product sales and management expects the Company to continue generating operating losses in the next 12 months at least. As of December 31, 2017, the Company had available cash and cash equivalents of $3,010, which is not sufficient to fund the Company’s current operating plan through 12 months after the date the financial statements for such periods have been issued. Management expects to seek additional funds through equity or debt financings. The Company may be unable to obtain equity or debt and therefore maybe required to implement cost reduction strategies. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The significant policies in the preparation of the financial statements are:

a.	Use of estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Although a portion of the Company’s expenses are denominated in New Israeli Shekels (“NIS”), a substantial portion of its expenses are denominated in U.S. dollars. In addition, a substantial portion of the Company’s cash flow transactions and the investing activities and equity transactions are incurred or made in U.S. dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of comprehensive loss as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash when originally purchased with maturities of three months or less.

e.	Restricted deposits

Restricted deposits are composed of guarantees in respect of facilities lease agreements and credit cards.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Electronic equipment	15
Office furniture and equipment	7

g.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and restricted bank deposit. Cash and cash equivalents and a restricted bank deposit are invested mainly in NIS and U.S. dollars. Such funds in Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

h.	Legal and other contingencies:

The Company accounts for its contingent liabilities in accordance with ASC 450 “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2016, and 2017, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with Accounting Standards Codification No. 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC No. 360-10”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During fiscal years 2017, 2016, no impairment losses have been identified.

j.	Research and development expenses:

Research and development costs are charged to expenses as incurred. Accounting Standards Codification No. 985-20 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company is still in the development process and technological feasibility has not been established. Therefore, all research and development expenses have been expensed.

k.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), pursuant to which the Company’s Israeli employees (all of whom having agreed to be included under Section 14), are entitled only to monthly deposits to fund future severance pay, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments made in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The accumulated funds are made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

Severance expenses for the years ended December 31, 2017 and 2016, amounted to $133 and $95 respectively.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

The Company estimates the fair value of options to purchase ordinary shares granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected share price volatility, and the expected option term. The Company also grants restricted shares and values them based on the deemed fair value of the underlying shares at the date of grant.

During 2015 and 2016, the Company granted options at exercise price of $0.003, therefore, the fair value of the options equals the fair value of the Company’s ordinary shares.

During 2017, the Company granted options at an exercise price of $12.3.

The assumptions used in the valuation model are as noted in the following table for the year ended December 31, 2017:

Year ended December 31,
2017

Dividend yield	0%
Expected volatility	58.91-64.55%
Risk-free interest	1.79-2.33%
Expected life	5-6.90 years

The volatility was measured according to the average volatility of similar companies’ shares. The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company’s options. The expected option term represents the period that the options to purchase the Company’s ordinary shares are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore, uses an expected dividend yield of zero in the options pricing model.

The Company accounts for options granted to consultants and other service providers under ASC 718 and ASC 505, “Equity-based payments to non-employees.” The fair value of these options was estimated using the Black-Scholes Option Pricing Model. The fair value is re-measured at each reporting date for all unvested options in accordance with ASC 505.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted deposit, other accounts receivable, trade payables, other accounts payable and promissory note approximate their fair value due to the short-term maturity of such instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2	-	Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3	-	Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The financial instruments carried at fair value on the Company’s balance sheet is a liability related to warrants as of December 31, 2016 and reclassified to equity due to amendment in the terms of the warrants as of December 31, 2017. See note 8.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In addition, ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The first step is to evaluate the tax position taken or expected to be taken in a tax return. This is done by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. With respect to the recognition and measurement of a tax position, the Company was not required to record any provision under ASC 740.

o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings per Share”.

Certain outstanding stock options and warrants to purchase the Company’s ordinary shares have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 340,947 and 86,143 for the years ended December 31, 2017, and 2016, respectively.

p.	Recently adopted accounting pronouncements:

1.	In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern which provides guidance on management’s responsibility in evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2014-15 also provides guidance related to the required disclosures as a result of management evaluation. The pronouncement is effective for annual periods ending after December 15, 2016 with early adoption permitted. The Company adopted this standard in 2016. The impact of the adoption of the standard is included in note 1b above.

2.	On March 30, 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. Effective as of January 1, 2017, the Company adopted the new guidance prospectively. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. This new guidance has immaterial impact on the Company’s consolidated financial statements.

q.	Recently issued accounting pronouncements not yet adopted:

1.	In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, “Leases”. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. This new guidance does not have a material impact on the Company’s consolidated financial statements.

2.	In November 2016, the FASB issued ASU Update No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This new guidance does not have a material impact on the Company’s consolidated financial statements.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). On July 9, 2015 the FASB voted to approve a one-year delay of the effective date and to permit companies to voluntarily adopt the new standard as of the original effective date. The new standard is effective for reporting periods beginning after December 15, 2017. The standard will supersede existing revenue recognition guidance, including industry-specific guidance, and will provide companies with a single revenue recognition model for recognizing revenue from contracts with customers.

The standard requires revenue to be recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. At this stage, the Company has not commenced generating revenues and therefore there is no impact on its consolidated financial statements and related disclosures.

r.	Pro forma balance sheet and pro forma net loss per ordinary share:

The Company is contemplating the filing of a Registration Statement with the U.S. Securities and Exchange Commission to register the offer and sale of the Company’s Ordinary shares in connection with the Company’s planned qualified initial public offering (“Qualified IPO”) in accordance with the Company’s Amended and Restated Articles of Association (the “Articles”).

A Qualified IPO is defined as a firm commitment underwritten initial public offering by the Company of its securities on an internationally recognized stock exchange or the listing thereof on NASDAQ in which the Company realizes gross proceeds of a minimum of US$ 7,000 (exclusive of convertible loans, now existing or provided before such IPO, and the subsequent conversion of such loans in accordance with the Articles) at a pre-money valuation of the Company of at least US$ 50,000.

Immediately prior to the closing of the Qualified IPO, all of the issued and outstanding preferred shares will be automatically converted into ordinary shares. The unaudited pro forma balance sheet as of December 31, 2017 has been prepared assuming the automatic conversion of all outstanding preferred shares and the bridge into ordinary shares. Due to the fact that the number of shares to be converted related to the bridge loan has yet to be determined, the total amount is presented as part of the additional paid-in-capital. See note 7.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Computers and software	$131	$99
Electronic equipment	16	12

	147	111

Accumulated depreciation:	67	26

Depreciated cost	$80	$85

Depreciation expenses amounted to $ 41 and $21 for the years ended December 31, 2017 and 2016, respectively

NOTE 4:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2016

Employees and related accruals	$589	$370
Government authorities	57	91
Accrued vacation and recreation pay	140	81
Accrued expenses	597	60

	$1,383	$602

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	In May 2015, the Company entered into a facilities lease agreement for a period of one year, with an option for extension for additional one year (the “Lease Agreement”). The Company exercised the option. During 2017, the Company extended the lease agreement for period of one year which ends in May 9, 2018, with an option for additional 12 months.

The aggregate future annual lease obligation under operating lease agreements as of December 31, 2017 is as follows:

Year ended December 31,	Total

2018	$56
2019	$21

$77

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Pursuant to a Software Reseller Agreement with the Supplier, dated December 30, 2016, the Company incorporated certain medical image registration products into its software platform. The term of the Agreement is two years with automatic one-year renewals unless terminated in accordance with the agreement. Further, pursuant to a Software Development Agreement, also dated December 30, 2016 between the Company and the Supplier, the Supplier provided a license to the Company in exchange for future royalty payments. The Company will pay a one-digit rate of royalty fees, to the Supplier, from its net revenues related to products containing the Supplier’s technology. See also note 11c.

Pursuant to an agreement, dated May 17, 2016, the Company entered into an agreement with a supplier, which licensed software for segmentation, object detection and characterization in images that the Company use for its software platform. Pursuant to this agreement, the supplier provides the Company with technical programming services to customize the software. The Company in exchange will pay a one-digit rate of royalty fees from future gross receipts related to the supplier’s technology.

NOTE 6:-	CONVERTIBLE LOAN

In May 2015, the Company obtained convertible loans from certain lenders (the “Lenders”) in an aggregate principal amount of $290 (the “2015 Convertible Loan”). The 2015 Convertible Loan was subject to annual interest at a rate of 2%. According to the terms of the 2015 Convertible Loan, the loan was to be repaid by December 31, 2016, unless earlier converted to the Company’s shares. On July 28, 2015, the 2015 Convertible Loan was converted (including interest accrued) into 22,528 Series Seed Preferred Shares at a conversion rate of $12.92 which represents a 20% discount to the price per share for the Series Seed Preferred Shares. During the year ended December 31, 2015, a charge of $72 related to a beneficial conversion feature was recognized in the Company’s statement of comprehensive loss as financial expenses.

In April 2016, the Company obtained a convertible loan (the “2016 Convertible Loan”) from a lender (the “Lender”) in an aggregate principal amount of $1,000. The 2016 Convertible Loan bears annual interest payable in kind at an annual rate of 12% and shall be repaid by April 7, 2018, unless earlier converted into the Company’s shares.

In July 2016, the Lender under the 2016 Convertible Loan provided to the Company a credit line pursuant to which the Company is able to borrow up to a maximum principal amount of $3,600 (in addition to the 2016 Convertible Loan) (the “Credit Line”).

In April and July 2017, the Lender increased the maximum principal amount of the Credit Line to $4,185 and $4,485, respectively.

In August 2017, the Company obtained convertible loans (the “2017 Convertible Loan”) from two lenders (the “Lenders”) in the aggregate principal amount of $350, of which $250 was from a related party – see Note 11 - and was on terms substantially similar to the terms of the Credit Line. The other $100 was also on terms substantially similar to the terms of the Credit Line except for the interest rate of 2%.

In October through November 2017, the Lender increased the maximum principal amount of the Credit Line to $5,905.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	CONVERTIBLE LOAN (Cont.)

The 2016 Convertible Loan shall be automatically converted into the most senior class of shares in the Company: (1) if the Company consummates a qualified financing round (of at least $8,000 in proceeds) (a “Qualified Round”), at the lowest issue price at which shares were sold in the Qualified Round; (2) upon a change of control event, at a conversion price representing a 25% discount to the price per share determined in such change of control event. In connection with the 2016 Convertible Loan, the Company issued warrants to the Lender. See note 8 below.

In December 2017, amounts outstanding under the 2016 Convertible Loan and the Credit Line were converted (including interest accrued) into 274,215 Series A Preferred Shares at a conversion rate of $ 19.54 and 50,641 Series A Preferred Shares at a conversion rate of $ 32.22. Immediately after the conversion, 107,900 Series A Preferred Shares were converted into Ordinary Shares. $2,414 related to induce conversion of the convertible loan and credit line and $762 unamortized discount remaining at the date of conversion were recognized in the Company's statement of comprehensive loss as financial expenses.

During 2017 and 2016, the Company recorded financial expense from the interest on the convertible loans and the Credit Line of $486 and $250, respectively.

NOTE 7:-	CONVERTIBLE BRIDGE LOAN

In December 2017, the Company entered into a bridge loan agreement (the “December 2017 Loan Agreement”) pursuant to which the Company raised gross proceeds of $4,000 and issued convertible notes (the “December 2017 Notes”) in the principal amount of $4,320 (including a note in the principal amount of $320 issued to the placement agent as its fee for the financing). The December 2017 Notes bear interest at a rate of 5% per annum, payable upon the earlier of (i) the automatic conversion of the December 2017 Notes, or (ii) the date of maturity of the December 2017 Notes (one year from issuance date). As part of the December 2017 Loan Agreement, the Company incurred $144 legal fees which deducted from the principle amount. As of December 31, 2017, the outstanding amount was $3,856. In addition, the December 2017 Loan Agreement also contained an option for additional funds, see note 14.

The final Loan and Security Agreement to be executed will further detail either an additional discount mechanism or contemplated interest rate of 5% per annum, payable upon the earlier of (i) the Automatic Conversion of the Loans, or (ii) the date of Maturity of the Loan which is one year from issuance date. The Company has the option to extend the Bridge Notes for a period of 60 days past the scheduled maturity date. If extended, the interest rate on the Bridge Notes will increase during the extended period to 12% per annum with interest payable in cash at the end of each calendar month.

In addition, under the Bridge Notes, the Company undertook, on a reasonable best efforts basis, to consummate on or prior to June 30, 2018 (the “End Date”), a firm commitment underwritten initial public offering of ordinary shares resulting in the Company realizing gross proceeds of a minimum of $7,000 (exclusive of the December 2017 Notes and their subsequent conversion pursuant to such offering) at a pre-offering valuation of at least $50,000 through the filing of a primary offering registration statement on Form S-1 (the “Qualified Offering”).

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	CONVERTIBLE BRIDGE LOAN (Cont.)

Upon the closing of the Qualified Offering, the outstanding principal amount of the December 2017 Notes, together with all accrued and unpaid interest, shall automatically convert, without any action on the part of the holders, into ordinary shares of the Company as are issued in the Qualified Offering at a price equal to the lesser (i) a price per ordinary share reflecting a pre-money valuation equal of $42,500, or (ii) 85% of the Qualified Offering price. Upon such automatic conversion, each holder shall be deemed to be a purchaser in the Qualified Offering and shall be granted all rights afforded to a purchaser in the Qualified Offering.

The Company did not record a Beneficial Conversion Feature (“BCF”) with respect to the December 2017 Notes since the contingent BCF shall not be recognized in earnings until the contingency is resolved.

NOTE 8:-	LIABILITY RELATED TO WARRANTS

According to the agreements for the 2016 Convertible Loan and the Credit Line, upon each borrowing thereunder and transfer by the Lender thereunder of the loan installment, the Company is obligated to issue to the Lender warrants (the “Warrants”) to purchase a number of warrant shares based on the loan installments. The Warrants are exercisable, in whole or in part, at any time during the term commencing on the earlier of (a) the consummation of a Qualified Financing (as defined in the agreements for the 2016 Convertible Loan and the Credit Line) and (b) the time immediately prior to consummation of a Change of Control Event (as defined in the agreements for the 2016 Convertible Loan and the Credit Line) and ending at the earlier of: (i) the lapse of five years following the date hereof, and (ii) immediately following a Change of Control Event.

As of December 31, 2016, and 2017 the number outstanding warrants was 60,135 and 110,632, respectively.

The Warrants shall be automatically exercised into the most senior class of shares in the Company upon the earlier of the occurrence of: (1) a Qualified Financing, in which case the Warrants shall become exercisable immediately at an exercise per share equal to 110% of the lowest issue price for the Qualified Financing, and (2) a Change of Control Event, in which case the Warrants shall be exercised at an exercise price equal to a 25% discount from the price per share reflected in the Change of Control Event.

As of December 31, 2016, the Warrants are not considered to be indexed to the Company’s shares. Therefore, the Warrants are classified as liability and recorded at fair value at each reporting date. Changes in the fair value from period to period are recorded in the statements of comprehensive loss.

In December 2017 the Warrants were amended in conjunction with the conversion of the outstanding amounts under the 2016 Convertible Loan and the Credit Line. Under the terms of the amended Warrants, they are exercisable for Series A Preferred Shares at an exercise price per share of $31.40, from December 29, 2017 until the earlier of (a) the December 29, 2022, (b) the consummation of a Qualified Financing, and (c) immediately following a Change of Control Event (the “Term”).   The definition of “Qualified Offering” was also changed to refer to “a firm commitment initial public offering of the Company’s Ordinary Shares not later than June 30, 2018, in which the Company receives not less than $7,000 of gross cash proceeds (not including

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	LIABILITY RELATED TO WARRANTS (Cont.)

conversion of any outstanding convertible securities) at a pre-money valuation of the Company of not less than $50,000 on a fully diluted, as-converted basis, in connection with which the Ordinary Shares are listed for trading on the NYSE MKT LLC, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange.”  The warrants terminate immediately following an IPO.  There is no automatic or deemed conversion provision, however there is a cashless exercise feature.

Financial instruments measured at fair value on a recurring basis include liability related to warrants. These warrants were classified as level 3 in the fair value hierarchy since some of the inputs used in the valuation (the share price) were determined based on management’s assumptions. The fair value of the warrants on the issuance date and on subsequent reporting dates was determined using a the OPM model. Certain scenario used for the calculation of the warrants used the DCF model.

The following assumptions were used to estimate the value of the warrants as of December 31, 2017: expected volatility of 55.2%, risk free interest rates of 1.48%, dividend yield of 0% and expected term of 2 years.

The following assumptions were used to estimate the value of the warrants as of December 31, 2016: expected volatility of 57.45%, risk free interest rates of 1.47%, dividend yield of 0% and expected term of 3 years

The change in the fair value of warrants liability is summarized below:

	December 31,
	2017	2016

Beginning of year	$741	-
Issuance of warrants	805	$568
Change in fair value	(219)	173
Reclassification of warrants to equity	(1,327)	-

End of year	$-	$741

As a result of the fixed exercise price, the company re-measured the Warrants immediately prior to the amendment with change in fair value recorded as a gain of $ 219 in the statements of comprehensive loss and $ 1,327 was reclassified to equity

NOTE 9:-	CARVE OUT BONUS PLAN

In March 2017, the Company established a Carve out bonus plan (the “Carve out plan”). Under the Carve out plan, the Company designated a bonus pool (the “Pool”) for certain of its directors, officers, employees or consultants to continue in the service of the Company or its subsidiaries, as applicable, until a potential consummation of a liquidation event (the “Corporate transaction”). The distributable amount under the Pool is 10% of the total Corporate transaction amount. Nevertheless, no bonus in respect of a Corporate transaction shall be payable under the Carve out plan unless the sum of any cash and the fair market value of any securities or other property paid to the shareholders of the Company (after deducting all fees, costs, and expenses associated with the transaction, to the extent such fees, costs, and expenses are borne by the Company, but without repetition) (the “Initial Participation”) is equal to 150% of the sum of (a) the aggregate cash invested in the Company and (b) accrued but unpaid dividends (the “Hurdle Amount”).

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	CARVE OUT BONUS PLAN (Cont.)

In the event that the Hurdle Amount is surpassed, but the Full Participation Threshold (three (3) times the applicable Original Issue Price of the Series Seed Preferred Shares) is not met, then the amount payable as bonuses in respect of the Corporate transaction shall equal 10% of the difference between Total Consideration less the Hurdle Amount. However, in the event that the net proceeds distributed on account of the Series Seed Preferred Shares and any other series of preferred shares entitled to a liquidation preference (the “Preferred Shares”) in a Corporate transaction (after deducting all fees, costs, and expenses associated with the Transaction, to the extent such fees, costs, and expenses are borne by the Company, including the amounts paid under the Carve out plan) are higher than the relevant Cap Amount (as defined in the Company’s articles of association), then the Hurdle Amount shall not be deducted from the amount subject to the Pool and the full Pool shall be available for distribution.

Unless otherwise agreed to between a participant and the Board, bonuses in respect of a Corporate transaction may be paid as determined by the Board (i) in the form of cash; (ii) subject to applicable law, in the same form of consideration paid to the shareholders in the Corporate Transaction, or (iii) any combination thereof.

Under the Carve out plan, 1,000 participating units (the “Units”) were created of which 800 Units were granted to senior executives and 200 Units are available to be granted in a future date. Each Unit will grant its holder with equal portion of the Pool to be paid upon the abovementioned event.

The Carve out plan and all awards of Units thereunder will terminate and no amounts will be earned and payable hereunder as of and effective on the earliest to occur of (i) the initial public offering (“IPO”) of the Company’s securities, provided that the Company and the participants shall use their best efforts to agree on compensation for the termination of the Carve out plan upon any such IPO prior to the consummation thereof, (ii) any  dissolution or winding up of the Company or (iii) at such time as all earned payments due under the Carve out plan have been paid.

As of December 31, 2017, the Company had not recognized any expenses related to the Carve out plan. The Company will recognize compensation expenses upon consummation of a corporate transaction if that occurs before an IPO.

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	Ordinary shares:

The ordinary shares confer upon their holders the following rights:

1.	The right to participate and vote in the Company’s general meetings, whether regular or extraordinary. Each share will entitle its holder, when attending and participating in the voting in person or via agent or letter, to one vote;

2.	The right to a share in the distribution of dividends, whether in cash or in the form of bonus shares, the distribution of assets or any other distribution pro rata to the par value of the shares held by them;

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

3.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the shares held by them.

b.	Preferred series A shares and Preferred Seed shares (the “Preferred shares”):

Preferred shares confer upon their holders all the rights of Ordinary shares. In addition, they bear the following rights:

Liquidation preference:

In the event of a liquidation event, as defined in the Company’s article of association,

the holders of the Preferred Shares shall be entitled to receive, on a pro rata basis among themselves, prior to and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of any other classes of Shares by reason of their ownership thereof, in respect of each Preferred Share, an amount per Preferred Share equal to two (2) times the applicable Original Issue Price (as adjusted for any recapitalization event with respect to such Shares) plus any declared but unpaid dividends thereon less any dividends actually paid (the “Preference Preferred shares Amount”). If the assets and funds thus distributed among the holders of the Preferred Shares shall be insufficient to permit the payment to such holders of the full Preference Preferred shares Amount, then the entire surplus assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the Preference Preferred Shares Amount that each such holder is otherwise entitled to receive.

After payment to the holders of the Preferred Shares of the Preference Preferred Shares Amount, the entire surplus assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of all Preferred Shares and Ordinary Shares (treating the Preferred Shares on an as-converted basis), in each case in proportion to the nominal value of the Shares then held by them.

Voting rights:

Every Shareholder shall have one vote for each Share held by him of record (treating the Preferred Shares on an as-converted basis), on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

Conversion:

Each holders of Preferred Shares have the right, at any time in its sole discretion, to convert each such Preferred Share into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price for such Share by the applicable conversion price at the time in effect for such Share (the “Conversion Price”). The initial Conversion Price per Preferred Share shall be its applicable Original Issue Price, i.e., each Preferred Share may be converted into one Ordinary Share prior to the occurrence of any adjustment.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

A class of Preferred Shares shall be automatically converted into Ordinary Shares in accordance with these Articles if the holders of at least a majority of the issued and outstanding Preferred Shares of such class, calculated together, so agree in writing. In addition, immediately prior to the consummation of a Qualified IPO, each Preferred Share shall be automatically converted into Ordinary Share(s) in accordance with the Company’s Article of Association.

In December 2017, the Company changed the definition of Qualified IPO in the Articles to mean a firm commitment underwritten initial public offering by the Company of its securities on an internationally recognized stock exchange or the listing thereof on NASDAQ in which the Company realizes gross proceeds of a minimum of US$ 7,000 (exclusive of convertible loans, now existing or provided before such IPO, and the subsequent conversion of such loans in accordance with the Articles) at a pre-money valuation of the Company of at least US$ 50,000.

c.	Issuance of shares:

On July 28, 2015 the Company signed a share purchase agreement (the “2015 SPA”) with several investors (the “2015 Investors”). In accordance with the 2015 SPA, 77,387 Series Seed Preferred shares of the Company were issued to the 2015 Investors for a total consideration of $1,250. The issuance expenses related to the 2015 SPA were $46.

As part of the 2015 SPA, the 2015 Convertible Loan was converted into 22,528 Series Seed Preferred Shares at a conversion rate of $12.92, representing a 20% discount from the Series Seed Preferred share price. During the year ended December 31, 2015, the Company recorded $72 in financial expenses related to the 2015 Convertible Loan.

As part of the 2015 SPA, the Company entered into Restricted Share Agreements with its founders (the “Founders”). According to the Restricted Share Agreements, the Founders agreed that 50% of the Ordinary Shares owned by each Founder as of the date of the formation of the Company together with 50% of any Additional Ordinary Shares (as defined in the Restricted Share Agreements and collectively the “Adjustment Shares”) granted to such Founder.

The shares are subject to a right of the Company (the “Right of Adjustment”) to convert (the “Conversion right”) such shares into shares with no rights (including, but not limited to, voting, dividend or information rights) other than payment for the nominal value of each share. The Conversion right shall lapse with respect to the Adjustment Shares as follows: (i) 50% of Adjustment Shares (i.e. 25% of the Ordinary Shares issued to each Founder upon incorporation of the Company, treating the Additional Ordinary Shares as though they had been issued upon incorporation of the Company) shall become no longer subject to the Conversion right at the lapse of the 12-month period starting from the Adjustment Commencement Date (as defined below) (ii) 10% of the Adjustment Shares shall be released from the Right of Adjustment on a monthly basis during the three month period thereafter, such that 3.333% of the Adjustment Shares shall become no longer subject to the Right of Adjustment at the lapse of each subsequent month thereafter, and (iii) the remaining balance (being 40%) of the adjustment Shares shall become no longer subject to the Right of Adjustment on July 28, 2017

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

In connection with the 2015 SPA, on January 12, 2016 the Company signed joinders to the 2015 SPA with certain of the Investors (the “2016 SPA”). In accordance with the 2016 SPA, 21,666 Series Seed Preferred shares were issued to certain 2015 Investors for a total consideration of $350, upon the terms and conditions of the 2015 SPA. The issuance expenses related to the 2016 SPA were $ 21.

d.	Issuance of warrants:

In June 2015, the Company granted 13,849 fully vested warrants (the “2015 Warrants”) to several consultants. The 2015 Warrants are exercisable into Ordinary shares of the Company at a price per share equal to their par value and expire 10 years from their date of issuance. During the year ended December 31, 2015 $ 38 were recorded as share-based compensation due to the 2015 warrants.

In January 2016, the Company granted an additional 1,050 warrants (the “2016 Warrants”) to other consultants. The 2016 Warrants vest over four years. In addition, the 2016 Warrants are exercisable for ordinary shares at a price per share equal to their par value and shall expire 10 years from their date of issuance. During the year ended December 31, 2017 and 2016, the Company recorded insignificant amounts as share-based compensation due to the 2016 Warrants.

The following is a summary of warrants issued to non-employees and non-directors for the years ended December 31, 2017:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning of year	14,899	$0.003
Changes during the year:
Granted	-	-

Warrants outstanding at end of year	14,899	$0.003

Warrants exercisable at end of year	14,503	$0.003

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

The following is a summary of warrants issued to non-employees and non-directors for the years ended December 31, 2016:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning of year	13,849	$0.003
Changes during the year:
Granted	1,050	$0.003

Warrants outstanding at end of year	14,899	$0.003

Warrants exercisable at end of year	14,199	$0.003

e.	Employee and non-employee share-based compensation:

In January 2016, the Company adopted its 2015 incentive share option plan (the “2015 Plan”). Under the 2015 Plan, options to purchase ordinary shares of the Company may be granted to employees, officers, directors and consultants of the Company. Options granted to employees generally vest over a period of no more than four years. The options expire 10 years from the date of grant. As of December 31, 2017, 70,110 of the Company’s options were available for future grant.

Option grants

The following is a summary of activity with respect to options to purchase the Company’s ordinary shares and related information for the year ended December 31, 2017:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	11,109	$0.003	9.8	$106
Changes during the year:
Granted	98,203	$12.13
Options outstanding at end of year	109,312	$11.05	9.11	$1,300

Options exercisable at end of year	61,398	$10.23	9.04	$776

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017 and 2016 was $ 4.94 and $2.77. The aggregate intrinsic value represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on December 31, 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount is impacted by the changes in the fair market value of the Company’s shares.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

As of December 31, 2017, and 2016, there were $ 283 and $42, respectively, of total unrecognized compensation cost related to non-vested options to purchase the Company’s ordinary shares granted under the 2015 Plan. As of December 31, 2016, and 2017, the cost is expected to be recognized over a weighted-average period of 9.24 years and 9.48, respectively.

In March 2017, the Company granted 38,147 options to its CEO, 15,458 of which are on account of unpaid 2016 salary in the amount of $150. The exercise price for these options is $12.13 per share and they are subject to a vesting period of 2 years commencing on January 1, 2016.

During the years ended December 31, 2017 and 2016, the share-based compensation expenses related to options granted amounted to $281 and $104, respectively.

In addition, In January 2016, the Company appointed and granted to the CEO and Chairman, 22,100 restricted ordinary shares that vest over a four years period (the “Restricted Shares”). During the years ended December 31, 2017 and 2016 $ 15 in both years, were recorded as share-based compensation.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2017 and 2016 was comprised as follows:

	Year ended December 31,
	2017	2016

Research and development	$62	$79
Selling and marketing	189	-
General and administrative	45	25

Total share-based compensation expenses	$296	$104

Restricted Share Units grants

In December 2017, the Company granted to four executive officers and directors 106,105 RSUs exercisable for ordinary shares. This grant is effective upon the consummation of the IPO, provided that it is a Qualified Offering. The RSUs have a nominal exercise price, but the vesting of the RSUs is dependent on the Company achieving certain levels of market capitalization following the IPO. According to the valuation study, the fair value of the RSU is $21.37 per unit. As of December 31 ,2017, the Company had not recognized any expenses related to RSU’s.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTIES

a.	Promissory note

In December 2014, the Company issued a promissory note (the “2014 Note”) to one of the Company’s founders for a total amount of $79. The 2014 Note bears annual interest at a rate of 3.23% and shall be repaid upon the occurrence of a liquidation event, as defined in the 2014 Note or at any time prior to the occurrence of a liquidation event, at the Company’s election. During 2016 and 2015, the Company paid a portion of the 2014 Note. As of December, 31, 2017 and 2016, the outstanding balance of the 2014 Note was in the amount of $ 83 and $ 68, respectively.

In January 2018, the Company repaid in full the remaining outstanding amount of the 2014 Note. See note 14 below.

b.	Convertible loan

During 2017 and 2016 the Company obtained an interest bearing convertible loan (the “2016 Convertible loan”) and credit line (the “credit line”) from substantial shareholder. As of December 31, 2016 the outstanding debt was $3,082. As part of the 2016 convertible loan the related party received 60,135 warrants in 2016 and additional 44,306 in 2017. See note 6 and 8 below. The Loan was converted in December 2017.

In August 2017, the Company received a convertible loan from a related party lender (the “Lender”) in a total amount of $250 (the “2017 Convertible Loan”). The 2017 Convertible Loan bears annual interest that is payable in kind at an annual rate of 12%. As part of the convertible loan agreement the lender received 4,422 warrants under the 2017 convertible loan terms. See note 6 and 8 below. The Loan was converted in December 2017.

During 2017 and 2016, the Company recorded financial expense from the interest on the 2017 Convertible Loan and the Credit Line of $486 and $250, respectively to the related parties.

c.	Services and license agreements

On December 30, 2016, the Company signed certain agreements with Mirada Medical Limited (the “Supplier”) to provide services and licensing for the supplier’s products. The Company’s CEO and chairman is the chairman of the board of the Supplier. During the year December 31, 2017, the Company expensed $180 to the Supplier for its services. See also note 5.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

1.	Taxable income of the Company is subject to the corporate tax rate in Israel which is as follow: 2015 - 26.5% and 2016 - 25%.

2.	On January 4, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

3.	In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018 and thereafter.

b.	Tax rates applicable to the Subsidiary:

The Subsidiary is subject to U.S. income taxes. The tax rates are compounded from a progressive federal tax of 35% in addition to a state and local taxes.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to, a corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017.

c.	Tax assessments:

The Company has not received final tax assessments from the time of its incorporation.

d.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2017 in the amount of approximately $7,234, which may be carried forward and offset against taxable income in the future for an indefinite period.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2017	2016

Deferred tax assets:
Net operation loss carryforward	$1,663	$860
Reserves and allowances	555	161

Net deferred tax asset before valuation allowance	2,218	1,021
Valuation allowance	(2,218)	(1,021)

Net deferred tax asset	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets relating to the loss carry forwards and other temporary differences will not be realized in the foreseeable future. Therefore, the Company provided a full valuation allowance to reduce the deferred tax assets.

f.	The components of income (loss) before taxes on income are as follows:

	Year ended December 31,
	2017	2016

Domestic	(9,168)	(4,664)
Foreign	44	99

Income (loss) before taxes on income	$(9,212)	$(4,565)

g.	Taxes on income for the years ended December 31, 2017 are comprised from taxes incurred as a result of the implementation of the cost-plus method between the Company and the Subsidiary.

h.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect to deferred taxes relating to accumulated net operating losses carried forward and temporary differences due to the uncertainty of the realization of such deferred taxes.

MaxQ AI LTD. (formerly MEDYMATCH TECHNOLOGY LTD.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2017	2016

Financial expenses:
Bank commissions and others	$64	$31
Expenses (income) related to warrants	(219)	173
Interest, discount amortization and induced conversion of convertible loans	4,272	250

Total financial expense, net	$4,117	$454

NOTE 14:-	SUBSEQUENT EVENTS

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements to identify matters that require additional disclosure. For its consolidated financial statements as of December 31, 2017 and 2016, the Company evaluated subsequent events through March 29, 2018, the date that the consolidated financial statements were issued.

Except as described below, the Company has concluded that no subsequent event has occurred that require disclosure.

a.	In January 2018, the Company fully repaid the promissory note in amount of $85.

b.	The Company’s research in AI program participates in a European Union research and development consortium under Horizon 2020. In January 2018, the AI program consortium was awarded a Euro 249 thousand (approximately $300) non-royalty bearing grant. An amount of Euro 226 thousand (approximately $273) is a direct grant allocated to the Company. The non-royalty bearing grant for funding the projects is recognized at the time the Company is entitled to such grant on the basis of the related costs incurred and recorded as a deduction from research and development expenses.

c.	Pursuant to the convertible bridge loan received in December 2017, the option for additional funding was exercised in March 2018. The Company raised gross proceeds of $1,500 and issued additional notes in the principal amount of $1,500 under the same terms as the December 2017 Notes, except that the conversion price per share on the notes would be $27.30 upon a Qualified Offering. See also note 7.

- - - - - - - - - - - - - - - - - - -

Through and including            , 2018, (the 25th day after the date of this prospectus), all dealers effecting transactions in ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Ordinary shares

PROSPECTUS

, 2018

[Alternate Page for Selling Shareholder Prospectus]

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2018

 Shares

Ordinary shares

This prospectus relates to the offer for sale of      of our ordinary shares, par value NIS 0.01 per share, by the existing holders of those shares who are named in this prospectus, whom we refer to throughout this prospectus as the selling shareholders. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders named in this prospectus.

The selling shareholders are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities which are being offered.

The distribution of ordinary shares offered hereby may be effected in one or more transactions that may take place on the NASDAQ Capital Market, including ordinary brokers’ transactions, privately negotiated transactions, or sales to one or more dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholders. No sales of the shares covered by this prospectus shall occur until the ordinary shares sold in our initial public offering begin trading on the NASDAQ Capital Market. Currently, there is no public market for our ordinary shares. We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “MQAI.”

The selling shareholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

On            , 2018, a registration statement under the Securities Act of 1933, as amended, with respect to our initial public offering underwritten by            , as the underwriters, of $     of our ordinary shares in the aggregate (or      ordinary shares, assuming an initial public offering price $     per share, based on the midpoint of the price range set forth on the cover page of the Public Offering Prospectus) was declared effective by the Securities and Exchange Commission. We received approximately $     in net proceeds from that offering (assuming no exercise of the underwriters option to purchase additional ordinary shares) after payment of underwriting discounts and commissions and estimated expenses of the offering.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2018.

[Alternate Page for Selling Shareholder Prospectus]

PROSPECTUS SUMMARY
SHARES REGISTERED FOR RESALE
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
EXPLANATORY NOTE REGARDING FORWARD SHARE SPLIT
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
SELLING SHAREHOLDERS
TAXATION
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and the financial statements and related notes appearing at the end of this prospectus before making an investment decision.

This prospectus is one of two prospectuses included in our registration statement on Form S-1. This prospectus will be used in connection with the potential resale by certain selling shareholders of ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part. We refer to this prospectus as the Selling Shareholder Prospectus. The other prospectus will be used for our initial public offering of            ordinary shares (and an additional            ordinary shares which may be sold upon exercise of the underwriters’ option to purchase additional ordinary shares) through the underwriters named on the cover page of that prospectus. We refer to that prospectus as the Public Offering Prospectus.

Unless the context provides otherwise, all references in this prospectus to “MaxQ AI,” “we,” “us,” “our,” “our company,” the “Company,” or similar terms, refer to MaxQ AI Ltd. and its wholly-owned subsidiary on a consolidated basis.

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THE OFFERING

The following summary of the offering contains basic information about the offering and the ordinary shares and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the ordinary shares, please refer to the section of this prospectus entitled “Description of Share Capital.”

Ordinary shares offered by selling shareholders	ordinary shares.

Ordinary shares outstanding both before and after this offering	ordinary shares.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling shareholders.

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares. In addition, we may incur indebtedness in the future that may restrict our ability to pay dividends. See “Dividend Policy” on page 33.

Risk Factors	See the section entitled “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

NASDAQ Capital Market symbol	We have applied to have our ordinary shares listed on the NASDAQ Capital Market under the symbol “MQAI .”

The number of our ordinary shares to be outstanding both before and after this offering is based on 640,644 ordinary shares outstanding, on an as converted basis, as of December 31, 2017, and also includes the following groups of additional ordinary shares that will be issued (or that we assume for purposes hereof will be issued) prior to the offering:

●	ordinary shares issued and sold in our initial public offering pursuant to the Public Offering Prospectus (which number of shares is based on the midpoint of the price range set forth on the cover page of the Public Offering Prospectus), which offering will close prior to the offering by the selling shareholders pursuant to this Selling Shareholder Prospectus;

●	up to 110,632 ordinary shares issuable upon exercise of outstanding Series A Preferred Shares warrants, at an exercise price of $31.40 per share, and automatic conversion of the underlying Series A Preferred Shares into ordinary shares, which warrants expire upon the closing of our initial public offering;

●	106,105 ordinary shares issuable upon the vesting of 106,105 RSUs granted in December 2017 under the 2015 Plan, which grant becomes effective upon the closing of our initial public offering; and

●	the issuance of ordinary shares to Palladium upon the closing of our initial public offering, representing two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with RSUs allocated for Company executives) immediately following the closing of that offering.

The foregoing number of outstanding ordinary shares both prior to and following this offering does not, however, include, as of December 31, 2017, the following:

●

109,312 ordinary shares issuable upon the exercise of outstanding share options under our MaxQ AI Ltd. 2015 Share Incentive Plan, or the 2015 Plan, with a weighted average exercise price of $10.90 per share;

●	up to an estimated 14,899 ordinary shares issuable at an exercise price per share equal to the par value, upon the exercise of warrants that will remain outstanding following the closing of this offering;

●	26,526 ordinary shares underlying RSUs that are reserved for future issuance under the 2015 Plan; and

●	70,110 ordinary shares reserved for future issuance under the 2015 Plan.

In addition, unless otherwise noted, the information in this prospectus assumes:

●	the automatic conversion of approximately $4.3 million principal amount and accrued interest under outstanding December 2017 Notes into ordinary shares (based on a conversion price equal to the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in this offering, i.e., 85% of $ , which is the midpoint of the price range set forth on the cover page of the Public Offering Prospectus);

●

the automatic conversion of approximately $1.5 million principal amount and accrued interest under outstanding 2018 Notes into                    ordinary shares (based on a conversion price equal to $27.30, subject to adjustment for share splits and other recapitalization events)

●	the conversion of 338,537 outstanding Series Seed Preferred Shares and Series A Preferred Shares into an equivalent number of ordinary shares under the terms of our existing articles of association, as amended, upon the closing of our initial public offering; and

●	that the underwriters will not exercise their option to purchase up to an additional ordinary shares in our initial public offering.

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SHARES REGISTERED FOR RESALE

Overview

In December 2017, we issued and sold an aggregate of $4.3 million of secured convertible promissory notes, or the December 2017 Notes, to investors in a private placement, or the December 2017 Financing, including a $320,000 convertible note to the placement agent in payment of its placement agent fee, which we refer to as the Palladium Note. We received gross proceeds of $4.0 million, before deducting certain additional fees and expenses that we incurred in connection with the financing. The loan agreement under which the December 2017 Notes were issued also contained an option pursuant to which the lender exercising the option could invest additional amounts up to an aggregate of $1.5 million and receive convertible notes, or the 2018 Notes and together with the December 2017 Notes, the Bridge Notes, under the same terms as the December 2017 Notes except that the conversion price per share on the 2018 Notes would be $27.30. Interest accrues on the Bridge Notes at the rate of 5% per annum. The Bridge Notes mature on the one year anniversary of the original issuance date of the December 2017 Notes (i.e., December 29, 2018), unless earlier converted into equity or otherwise repaid. The repayment of the Bridge Notes is subject to acceleration upon the occurrence of certain customary events of default described in the Bridge Notes and the related security agreements. Under the security agreements and in order to secure its obligations and performance pursuant to the Bridge Notes, the Company recorded a first priority fixed charge in favor of lenders on the Company’s assets, and a first priority floating charge on the Company’s assets, as they may exist from time to time. As of December 31, 2017, the aggregate outstanding principal amount of the Bridge Notes, plus all accrued and unpaid interest thereon, was approximately $4.3 million.

 The entire outstanding principal amount under the Bridge Notes, together with all accrued and unpaid interest thereon, automatically converts into our ordinary shares upon the closing of a qualified offering, subject to our compliance with all conditions of the qualified offering as set forth in the Bridge Notes. Among other things, a qualified offering under the Bridge Notes requires a firm commitment underwritten initial public offering of our ordinary shares not later than June 30, 2018 at a pre-offering valuation of at least $50 million, pursuant to which we raise at least $7 million in gross cash proceeds (not including amounts reflecting converted outstanding indebtedness), or a Qualified Offering. The conversion price per share under the December 2017 Notes in the event of a Qualified Offering equals the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the public offering price in the Qualified Offering, while the conversion price per share under the 2018 Notes is $27.30.

We expect that our initial public offering will constitute a Qualified Offering under the terms of the Bridge Notes, and, therefore, upon the closing of that offering, we will issue an aggregate of            ordinary shares to the investors under the Bridge Notes, based on an assumed initial public offering price of $             , which is the midpoint of the price range set forth on the cover page of the Public Offering Prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Outstanding Convertible Notes.” The shares issuable upon conversion of the December 2017 Notes, except for the shares issuable upon conversion of the Palladium Note, are not subject to any lock-up, while one-third of the shares issuable upon conversion of the 2018 Notes are subject to lock-up agreements, subject to limited exceptions, for a period of 180 days following the closing of this offering.

Concurrently with the December 2017 Financing, Exigent Capital, our largest existing shareholder, entered into a share purchase agreement with South Florida Biotech Ventures, LLC and certain of its third-party designees, pursuant to which Exigent Capital agreed to transfer an aggregate of 107,900 ordinary shares to South Florida Biotech Ventures, LLC and certain of its third-party designees at a nominal purchase price, which shares have been deposited in escrow and will be released concurrently with the closing of our initial public offering. Those shares are being registered for resale under the registration statement of which this Selling Shareholder Prospectus forms a part. One-third of such transferred shares are subject to lock-up agreements, subject to limited exceptions, for a period of 180 days following the closing of this offering.

Registration Rights

As contemplated under the securities purchase agreement for the December 2017 Financing, on December 24, 2017, we entered into a registration rights agreement with the investors in that financing and the purchasers of the above-described privately-purchased shares, which we refer to as the registration rights agreement. Under the registration rights agreement, we agreed to register the resale of the shares issuable upon conversion of the Bridge Notes, which we refer to as the conversion shares, and the privately-purchased shares, concurrently with the registration of our initial public offering and to keep the related registration statement continuously effective until the earliest of (i) the date that is two years from the date on which the Bridge Notes are converted into conversion shares, (ii) the sale of all of the conversion shares and privately-purchased shares hereunder or pursuant to Rule 144 under the Securities Act, or (iii) the time at which all remaining conversion shares and privately-purchased shares held by the investors may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for us to be in compliance with the current public information requirement under Rule 144.

In the event that we are unable to register the resale of all of the conversion shares and the privately-purchased shares in the registration statement contemplated by the registration rights agreement, we agreed to file additional registration statements to cover any such unregistered shares and to use our commercially reasonable efforts to ensure that such additional registration statements become effective. We agreed to pay all fees and expenses related to the filing of such additional registration statements.

For more information, see “Description of Share Capital— Registration Rights.”

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the conversion shares of their privately purchased shares by the selling shareholders named in this prospectus. All proceeds from the sale of the conversion shares of their privately purchased shares will be paid directly to the selling shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Although we have applied to have our ordinary shares listed on the NASDAQ Capital Market, we cannot assure you that there will be an active public market for our ordinary shares. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of our initial public offering,            ordinary shares will be outstanding, assuming that the underwriters do not exercise their option to purchase additional ordinary shares in that offering and that no outstanding options have been exercised. Of those shares, all of the shares sold in that offering, as well as ordinary shares sold in the offering by the selling shareholders, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act of 1933, as amended.

           ordinary shares held by existing shareholders will be deemed “restricted securities” as such term is defined under Rule 144 (including            ordinary shares issuable upon conversion of the convertible promissory note issued to Palladium in December 2017 and assuming the conversion of all outstanding preferred shares into an equivalent number of ordinary shares, but excluding            ordinary shares issuable to Palladium concurrently with the closing of our initial public offering). The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act of 1933, as amended or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act of 1933, as amended, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, approximately            of our outstanding ordinary shares (including            ordinary shares issuable upon conversion of the convertible promissory note issued to Palladium in December 2017 and assuming the conversion of all outstanding preferred shares into an equivalent number of ordinary shares, but excluding            ordinary shares issuable to Palladium concurrently with the closing of our initial public offering) will be available for sale in the public market upon the expiration of certain lock-up agreements, beginning 180 days after the closing of our initial public offering and when permitted under Rule 144 or Rule 701, and approximately 424,000 of our outstanding ordinary shares (assuming the conversion of all outstanding preferred shares into an equivalent number of ordinary shares) will be available for sale in the public market upon the expiration of certain lock-up agreements, beginning 270 days after the closing of this offering and when permitted under Rule 144 or Rule 701.

These lock-up agreements are more fully described below under “— Lock-up Agreements” and in the section titled “Underwriting — Lock-up Agreements.”

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SELLING SHAREHOLDERS

The ordinary shares being offered by the selling shareholders are (a)            shares issuable to certain of the selling shareholders upon the conversion of the Bridge Notes sold to them under the December 2017 Financing (including the 2018 Notes) upon the closing of this offering, as well as (b) all 107,900 ordinary shares purchased by certain of the selling shareholders from other existing shareholders, which shares will be released from escrow upon the closing of this offering. For additional information regarding the issuance and/or prior purchase of those ordinary shares, see “Overview” above. We are registering the resale of those ordinary shares in order to permit the selling shareholders to offer those shares for resale from time to time. Except for the ownership of the Bridge Notes issued to them pursuant to the December 2017 Financing and/or the purchase of the privately-purchased ordinary shares, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of our ordinary shares by each of the selling shareholders as of January 31, 2018, including both conversion shares and shares acquired by the selling shareholders from other shareholders of our company in connection with which registration rights were granted pursuant to the registration rights agreement.

The third column of the table lists the ordinary shares being offered under this prospectus by the selling shareholders.

In accordance with the terms of our registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least the sum of (i) the number of ordinary shares issued upon conversion of the Bridge Notes as of the trading day immediately preceding the date on which the related registration statement is initially filed with the Commission, and (ii) the maximum number of ordinary shares issued as of the trading day immediately preceding the date on which the registration statement is initially filed with the Commission. The fourth column of the below table assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of Ordinary Shares Beneficially		Maximum Number of Ordinary		Ordinary Shares Beneficially Owned After Offering
Selling Shareholder ˆ	Owned Prior to Offering		Shares Being Offered Under this Prospectus		Number of Shares	Percentage of Outstanding Shares
South Florida Biotech Ventures, LLC (1)		(2)		(3)	0	0%
HS Contrarian Investments, LLC (4)	32,500	(4)	32,500	(5)	0	0%
ATG Capital, LLC Retirement Plan 6)	3,500		3,500	(7)	0	0%
ATG Capital, LLC (8)	1,500		1,500	(9)	0	0%
Melechdavid, Inc. Retirement Plan (1)	12,500		12,500	(10)	0	0%
Delavaco Holdings, Inc (11)	20,000		20,000	(12)	0	0%
Palladium Capital Advisors, LLC(13)		(14)		(15)	0	0%

* Less than 1%

ˆ	Except as indicated by a ˆ, no selling shareholder is a broker dealer or an affiliate of a broker-dealer.
(1)	Mark E. Groussman as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for this shareholder is 445 W. 40th Street Miami Beach, FL 33140.
(2)

Includes            ordinary shares issuable upon conversion of the convertible promissory note issued to that holder in December 2017 in a principal amount of $4,000,000, plus interest accrued through January 31, 2018, which assumes an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of the Public Offering Prospectus), and a conversion price of $         per share, which is the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the assumed public offering price, as per the conversion terms under the December 2017 Financing, and          ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in March 2018 in a principal amount of $125,000, plus interest accrued through the closing of this offering, at a conversion price equal to $27.30.

(3)	12,634 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus.
(4)	John Stetson as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for HS Contrarian Investments, LLC is 2300 E. Las Olas Blvd., 4th Floor, Fort Lauderdale, FL 33301.
(5)

10,834 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus. Does not include          ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in March 2018 in a principal amount of $250,000, plus interest accrued through the closing of this offering, at a conversion price equal to $27.30, of which shares one third may not be sold during a 180 day lock-up period beginning on the date of this prospectus.

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(6)	John Orourke as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for ATG Capital, LLC Retirement Plan is 808 Solar Isle, Fort Lauderdale, FL 33301.
(7)	1,167 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus.
(8)	John Orourke as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for ATG Capital, LLC is 2300 E. Las Olas Blvd., 2nd Floor, Fort Lauderdale, FL 33301.
(9)	500 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus.
(10)

4,167 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus. Does not include          ordinary shares issuable upon conversion of the convertible promissory note issued to this shareholder in March 2018 in a principal amount of $125,000, plus interest accrued through the closing of this offering, at a conversion price equal to $27.30, of which shares one third may not be sold during a 180 day lock-up period beginning on the date of this prospectus.

(11)	Catherine DeFrancesco as the manager has sole voting and dispositive power over the ordinary shares held for the account of this shareholder. The address for Delavaco Holdings, Inc. is 365 Bay Street Suite 840 Toronto, Ontario MH5 2V1.
(12)	6,667 of these ordinary shares registered for resale for this selling shareholder may not be sold during a 180 day lock-up period beginning on the date of this prospectus.
(13)	Joel Padowitz, as the managing member, has voting and dispositive power over the ordinary shares held for the account of this selling shareholder.
(14)	Comprised of conversion shares which may be acquired by Palladium upon the conversion of a convertible note in a principal amount of $320,000, plus interest accrued through January 31 2018, which assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the Public Offering Prospectus), and a conversion price of $ per share, which is the lesser of (i) a share price reflecting a pre-offering valuation of $42.5 million for our company, and (ii) 85% of the assumed public offering price, as per the conversion terms under the December 2017 Financing. Excludes additional ordinary shares issuable to Palladium concurrently with the closing of this offering.
(15)	All of these ordinary shares registered for resale for Palladium may not be sold during a 180 day lock-up period beginning on the date of this prospectus.

Each of the selling shareholders that is an affiliate of a broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.

PLAN OF DISTRIBUTION

We are registering the ordinary shares issued upon the automatic conversion of the December 2017 Notes to permit the resale of those ordinary shares by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares. We will bear all fees and expenses incident to our obligation to register the resale of the ordinary shares.

The selling shareholders may sell all or a portion of the ordinary shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The selling shareholders are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities which are being offered. If the ordinary shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions, or agent’s commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which our ordinary shares may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

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The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act referred to as the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

We will pay all expenses of the registration of the ordinary shares pursuant to the registration rights agreement, estimated to be $       in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by McDermott, Will & Emery LLP, New York, New York. A partner of Meitar Liquornik Geva Leshem Tal owns 1,392 Series Seed Preferred Shares.

EXPERTS

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2016 and 2017, and the related statements of comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2017, as set forth in their report, which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern. We have included our financial statements in this prospectus and in the registration statement of which it forms a part in reliance on the report of Kost Forer Gabbay & Kasierer given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933, with respect to our ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other documents are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference room facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained from the Public Reference Room of the Commission at prescribed rates, or accessed at the Commission’s website at www.sec.gov. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s website is http://www.sec.gov.

Upon the completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Commission pursuant to the Exchange Act. We expect to make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website at www.maxq.ai, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission, or you can review these documents on the Commission’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Through and including            , 2018, (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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Shares

Ordinary shares

PROSPECTUS

                  , 2018

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ listing fee.

Securities and exchange Commission Registration Fee	$
FINRA Filing Fee*
NASDAQ listing fee*
Accountants’ fees and expenses*
Legal fees and expenses*
Printing and engraving expenses*
Transfer agent and registrar fees*
Directors’ and Officers’ Liability Insurance Premiums*
Miscellaneous*
Total*	$

*	To be provided by amendment

ITEM 14. Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided for in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “Management — Approval of Related Party Transactions under Israeli Law.”

Our articles of association in effect upon the closing of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

See also the undertakings set out in response to Item 17 herein.

ITEM 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act of 1933, as amended:

Convertible Loan Financings

●	In May 2015, we obtained convertible bridge loans from certain lenders in an aggregate principal amount of $290,000 (which we refer to as the 2015 Convertible Loan). The 2015 Convertible Loan was subject to an annual interest at a rate of 2%. Under the terms of the 2015 Convertible Loan, the loan was to be repaid by December 31, 2016, unless earlier converted to our shares. On July 28, 2015, the 2015 Convertible Loan (including interest accrued) was converted into 22,528 of our Series Seed Preferred Shares at a conversion price of $12.92, which represented a 20% discount relative to the price per share for the Series Seed Preferred Share Financing (as described below under “Preferred Share Financings”).

●	In April 2016, we obtained a $1 million convertible loan (which we refer to as the 2016 Convertible Loan) from a lender. The 2016 Convertible Loan bore payment-in-kind interest at an annual rate of 12% and was to be repaid by April 7, 2018, unless earlier converted into our shares. The 2016 Convertible Loan was to be automatically converted into the most senior class of shares in our company under certain circumstances. Under the terms of the 2016 Convertible Loan, we were to issue warrants to purchase 17,687 shares for every $1 million funded. Accordingly, we issued warrants to purchase 17,687 shares to the lender in connection with the 2016 Convertible Loan.

●	In July 2016, the lender under the 2016 Convertible Loan provided to our company a credit line pursuant to which we were entitled to borrow up to a maximum principal amount of $3.6 million (which we refer to as the Credit Line). In April 2017, the lender increased the maximum principal amount of the Credit Line to $4.185 million. In July 2017, the lender increased the maximum principal amount of the Credit Line to $4.885 million and in November 2017 to $5.905 million. Over the course of 2016 and 2017, we drew the full amount available under the Credit Line. Amounts borrowed under the Credit Line bore payment-in-kind interest at an annual rate of 12% and were to be repaid by the second anniversary of the Credit Line agreement, as amended, unless earlier converted into our shares. Amounts borrowed under the Credit Line were to be automatically converted into the most senior class of shares in our company under certain circumstances. Upon each funding under the Credit Line, we issued to the lender warrants in accordance with the same formula as under the 2016 Convertible Loan (i.e., warrants to purchase 17,687 shares for every $1 million funded).

●	In August 2017, we obtained a convertible loan (which we refer to as the August 2017 Convertible Loan) from certain lenders (including our chairman and chief executive officer) in an aggregate principal amount of $350,000 (of which $250,000 was funded by our chairman and chief executive officer). The August 2017 Convertible Loan bore payment-in-kind interest at an annual rate of 12% and was to be repaid by the second anniversary of the August 2017 Convertible Loan, unless earlier converted into our shares. The August 2017 Convertible Loan was to be automatically converted into the most senior class of shares in our company under certain circumstances. In connection with the funding of the August 2017 Convertible Loan, we issued to the lenders warrants to purchase an aggregate of 6,190 shares (reflecting the same formula of warrants issued per amount funded as under the 2016 Convertible Loan and the Credit Line).

As part of the December 2017 Convertible Note Financing (which is described below), all outstanding amounts (including interest accrued thereon) under the 2016 Convertible Loan, the Credit Line and the August 2017 Convertible Loan were converted into Series A Preferred Shares - an aggregate of 274,215 Series A Preferred Shares at a conversion rate of $19.54, and 50,641 Series A Preferred Shares at a conversion rate of $32.22. In addition, all outstanding warrants issued pursuant to those prior financings were converted into warrants to purchase Series A Preferred Shares (on a 1:1 basis).

●

In December 2017, we entered into a convertible loan agreement pursuant to which we issued and sold to certain lenders an aggregate principal amount of $4.3 million of convertible notes (we refer to this financing as the December 2017 Convertible Note Financing) in consideration for gross proceeds of $4 million. Amounts outstanding under the convertible notes bear interest at a rate of 5% per annum, payable upon the earlier of (i) the automatic conversion of the amounts under the notes, or (ii) the maturity date of the notes (one year from issuance date). The agreement for the December 2017 Convertible Note Financing also contained an option pursuant to which the lender exercising the option could invest additional amounts up to an aggregate of $1.5 million and receive convertible notes, or the 2018 Notes and together with the December 2017 Notes, the Bridge Notes, under the same terms as the December 2017 Notes except that the conversion price per share on the 2018 Notes would be $27.30. This option was exercised in March 2018.

We may extend the maturity date under the convertible notes by 60 days. If so extended, the interest rate on the notes would increase to 12% per annum during the extended period, with interest payable in cash at the end of each calendar month.

We were also required under the convertible notes to consummate, on or prior to June 30, 2018, a firm commitment underwritten initial public offering of our ordinary shares that results in our realizing gross proceeds of a minimum of $7 million (exclusive of amounts outstanding under the convertible notes, which automatically convert into ordinary shares pursuant to such public offering) at a pre-offering valuation for our company of at least $50 million (which we refer to as a Qualified Offering) via the filing of a primary offering registration statement on Form S-1 by the Maturity Date. This offering is expected to fulfill that requirement.

Palladium Capital Advisors LLC, or Palladium, served as our placement agent for the December 2017 Financing. We paid Palladium a customary fee for its placement agent services by issuing to it a $320,000 convertible note. In addition, as a fee for the advisory services that it provided in connection with the December 2017 Financing, we will issue to Palladium, upon the closing of this offering, such number of ordinary shares as equals two percent of our outstanding ordinary shares on a fully-diluted basis (excluding 132,632 ordinary shares reserved for issuance in connection with restricted share units, or RSUs, allocated for our executives) immediately following the closing of this offering.

Preferred Share Financings

●	In July 2015, we entered into a share purchase agreement with several investors, pursuant to which we issued and sold 77,387 Series Seed Preferred Shares for total consideration of $1.25 million (we refer to this as the 2015 Series Seed Financing). All outstanding Series Seed Preferred Shares will convert into an equivalent number of ordinary shares immediately prior to the closing of this offering, provided that it is a Qualified Offering.

Pursuant to the 2015 Series Seed Financing, the 2015 Convertible Loan was converted into 22,528 Series Seed Preferred Shares.

●

In January 2016, we entered into joinders to the share purchase agreement for the 2015 Series Seed Financing with certain investors, pursuant to which we sold an additional 21,666 Series Seed Preferred Shares for an aggregate of $350,000, upon the terms and subject to the same conditions governing the 2015 Series Seed Financing.

●	As noted above (under “Convertible Loan Financings”), as part of the December 2017 Convertible Note Financing we issued an aggregate of 274,215 Series A Preferred Shares based on the conversion of amounts outstanding under convertible loans and a credit line. All outstanding Series A Preferred Shares will convert into an equivalent number of ordinary shares immediately prior to the closing of this offering, provided that it is a Qualified Offering. We also issued warrants to purchase Series A Preferred Shares upon conversion of ordinary warrants (on a 1:1 basis).

Warrant Issuances

Besides warrants issued as part of our convertible loan financings (as described under “Convertible Loan Financings” above), we have also issued the following warrants during the last three years:

●	In June 2015, we granted fully-vested warrants to purchase 13,849 ordinary shares (which we refer to as the 2015 Warrants) to several consultants. The 2015 Warrants are exercisable at a price per share equal to the par value of our ordinary shares (NIS 0.01) and expire 10 years from their date of issuance.

●	In January 2016, we granted warrants to purchase 1,050 ordinary shares (which we refer to as the 2016 Warrants) to additional consultants. The 2016 Warrants are exercisable at a price per share equal to the par value of our ordinary shares (NIS 0.01). The 2016 Warrants vest over a four year period and expire 10 years from their date of issuance.

Options, Restricted Shares and RSU Issuances

●	In January 2016, we adopted our 2015 Share Incentive Plan (which we refer to as the 2015 Plan). Under the 2015 Plan, we may grant options, restricted shares, restricted share units (RSUs) and other equity-based awards to our employees, officers, directors and consultants. Options granted to employees under the 2015 Plan generally vest over a period of no more than four years and expire 10 years from the date of grant.

●	In January 2016, we granted options to purchase an aggregate of 21,000 ordinary shares at an exercise price of NIS 0.01 per share to our employees, officers and directors under the 2015 Plan.

●	Also in January 2016, we granted to our chief executive officer and chairman 22,100 restricted ordinary shares that vest over a four year period under the 2015 Plan.

●	In March 2017, we granted options to purchase an aggregate of 4,500 ordinary shares to our employees, and options to purchase an additional 43,956 ordinary shares, in the aggregate, to certain officers and directors, in each case at an exercise price of $12.13 per share, under the 2015 Plan.

●	Later in March 2017, we granted options to purchase an aggregate of 38,147 ordinary shares to our chief executive officer and chairman at an exercise price of $12.13 per share, under the 2015 Plan.

●	In December 2017, we granted to four of our executive officers and directors RSUs exercisable for an aggregate of 106,105 ordinary shares. This grant is effective upon the closing of this offering, provided that it is a Qualified Offering. The RSUs have a nominal exercise price, but the vesting of the RSUs is dependent on our valuation achieving certain levels of market capitalization following this offering.

●	In January 2018, we granted options to purchase an aggregate of 19,900 ordinary shares at an exercise price of $17.73 per share to our employees and officers under the 2015 Plan.

Exemptions

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made outside of the United States to certain non-U.S. individuals or entities pursuant to Regulation S or, in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The grants of options, restricted shares and RSUs described above were made in reliance upon the exemption from registration under the Securities Act under Regulation S or Section 4(a)(2), or under Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

Except as set forth above, no underwriters were employed in connection with the securities issuances set forth in this Item 15.

ITEM 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately following the signature page included in this registration statement.

(b) Financial Statement Schedules.

See “Index to Financial Statements” which is located on page F-1 of this prospectus.

ITEM 17. Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increases or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel, on March              , 2018.

MaxQ AI Ltd.

By:	/s/
	Name:	Eugene Saragnese
	Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eugene Saragnese and Michael Rosenberg, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chairman and Chief Executive Officer (principal executive officer)	March , 2018
Eugene Saragnese

/s/	Director and Chief Financial Officer (principal financial officer)	March , 2018
Michael Rosenberg

/s/	Vice President Finance (principal accounting officer)	March , 2018
Maya Michelsohn

/s/	Director	March , 2018
Eitan Machover

/s/	Director	March , 2018
Sim Mann

/s/	Director	March , 2018
Barak Avraham Salomon

/s/	Director	March , 2018
Robert Jonathan Mehler

/s/	Director	March , 2018
Netanel Peri

MaxQ AI, Inc.	Registrant’s Authorized Representative in the United States	March , 2018

By:	/s/
Name:	Eugene Saragnese
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of the Registrant, as amended, as presently in effect
3.2*	Amended and Restated Articles of Association of the Registrant, to be in effect upon completion of this offering
4.1*	Form of Certificate for Ordinary Shares
5.1*	Form of Opinion of Meitar Liquornik Geva Leshem Tal, Law Offices as to the legality of the ordinary shares (including consent)
10.1∞*	MaxQ AI Ltd. 2015 Share Incentive Plan
10.2∞*	Form of Grant Letter and Share Option Agreement under the MaxQ AI Ltd. 2015 Share Incentive Plan
10.3∞*	Form of indemnification agreement by and between MaxQ AI Ltd. and each of its directors and executive officers
10.4*	Securities Purchase Agreement, dated as of December 29, 2017, by and between MedyMatch Technology Ltd. and each purchaser of convertible notes identified on the signature pages thereto
10.5*	Form of Secured Convertible Note issued on December 29, 2017 by MedyMatch Technology Ltd. to certain purchasers under the above-referenced Securities Purchase Agreement
10.6*	Security Agreement (Fixed Charge) dated December 29, 2017 between MedyMatch Technology Ltd. and South Florida Biotech Ventures, LLC
10.7*	Security Agreement (Floating Charge) dated December 29, 2017 between MedyMatch Technology Ltd. and South Florida Biotech Ventures, LLC
10.8*	Registration Rights Agreement, dated December 29, 2017, by and among MedyMatch Technology Ltd., Exigent Total Return Master Fund Ltd., Executives Holdings LP, Lightbulb Partners LP, Eugene Saragnese and Reuven Raz
10.9*	Registration Rights Agreement, dated December 29, 2017, by and among MedyMatch Technology Ltd. and the investors in its convertible notes listed on the Schedule of Purchasers attached thereto
10.10*	Form of Lockup Agreement dated December 29, 2017
10.11*	Placement Agent & Advisory Agreement between Palladium Capital Advisors, LLC and Medymatch Technology Ltd. dated November 29, 2017
10.6†*	Agreement, dated April 29, 2015, by and between MedyMatch Technology Ltd. and Imagu Vision Technologies Ltd.
10.7.1†*	Agreement, dated May 17, 2016, by and between MedyMatch Technology Ltd. and Imagu Vision Technologies Ltd.
10.7.2*	Amendment No. 1, dated December 22, 2016, to Agreement by and between MedyMatch Technology Ltd. and Imagu Vision Technologies Ltd., dated May 17, 2016.
10.8†*	Software Development Agreement, dated December 30, 2016, by and between MedyMatch Technology Ltd. and Mirada Medical Limited
10.9†*	Software Reseller Agreement, dated December 30, 2016, by and between MedyMatch Technology Ltd. and Mirada Medical Limited
10.10†*	Collaboration Agreement, dated as of November 27, 2017, by and between General Electric Company and MedyMatch Technology Ltd.
10.11.1†*	OEM Agreement, dated as of February 9, 2017, by and between International Business Machines Corporation and MedyMatch Technology Ltd.
10.11.2†*	First Amendment to the OEM Agreement, dated as of June 30, 2017, by and between International Business Machines Corporation and MedyMatch Technology Ltd.
10.12∞*	Employment Offer Letter, dated December 30, 2015, by and between MedyMatch Technology Ltd. and Eugene Saragnese
10.13∞*	Consulting Agreement, dated December 1, 2014, between MedyMatch Technology Ltd. and Eitan Machover
10.14∞*#	Employment Agreement, dated as of April 1, 2016, by and between MedyMatch Technology Ltd. and Michael Rosenberg
10.15∞*#	Employment Agreement, dated as of April 1, 2016, by and between MedyMatch Technology Ltd. and Robert Mehler
10.16#*	English summary of principle terms of Lease Agreement, dated May 16, 2015, by and between Shami Bar (Y.A.) 1993 Ltd. and MedyMatch Technology Ltd. for Registrant’s Israeli office facility
10.17*	Securities Purchase Agreement, dated as of December 29, 2017, by and between MedyMatch Technology Ltd. and each purchaser of convertible notes identified on the signature pages thereto
10.18*	Form of Secured Convertible Note issued on December 29, 2017 by MedyMatch Technology Ltd. to certain purchasers under the above-referenced Securities Purchase Agreement
10.19*	Compensation policy for MaxQ AI Ltd.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an Independent Registered Public Accounting Firm.
23.2*	Consent of Meitar Liquornik Geva Leshem Tal, Law Offices (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
∞	Denotes management compensation plan or contract.

†	Confidential treatment has been requested for certain provisions omitted from this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended. The omitted information has been filed separately with the Securities and Exchange Commission.
#	English translation of original Hebrew document